TANDEM
Diabetes Care

2025 Annual Report


Jaden
diagnosed 2010
Kelsey
diagnosed 2009

Two pumps. Two personalities.
One year of **Better Control.**

TANDEM
Diabetes Care

5:30
100%
Refreshed just now
B
180 u
112
mg/dL
Insulin On Board
0.1 u
Control-IQ: Active
400
180
155
80
50
3.2
1
1.1 u/hr
0.8 u/hr
12 PM
2 PM
4 PM
5:30 PM

NOW AVAILABLE!

Tandem Mobi + Android

Tandem Mobi is powered by Control-IQ+ technology – the **tested and trusted** system that delivers **best-in-class** outcomes. Now Android users can **fine-tune diabetes management** by creating a customized experience with up to six Personal Profiles.

Michael
diagnosed 1972

Adhesive sleeve sold separately.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________
Commission File Number 001-36189

Tandem Diabetes Care, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**20-4327508**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
12400 High Bluff Drive	**92130**
San Diego California	**(Zip Code)**
(Address of principal executive offices)	

(858) 366-6900
Registrant's telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
Common Stock, par value $0.001 per share	**TNDM**	**Nasdaq Global Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
Indicate by check if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See definitions of "large accelerated filer, "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒
As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $1.3 billion based on the closing price for the common stock of $18.64 on that date. Shares of common stock held by each executive officer, director, and their affiliated stockholders have been excluded from this calculation as such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.
As of February 16, 2026, there were 68,325,927 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement on Schedule 14A for the 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Form 10-K, are incorporated by reference in Part III, Items 10-14 of this Form 10-K.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the fiscal year ended December 31, 2025, or this Annual Report, contains "forward-looking statements" within the meaning of the federal securities laws, which statements are subject to considerable risks and uncertainties. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements included or incorporated by reference in this Annual Report, other than statements of historical fact, are forward-looking statements. You can identify forward-looking statements by the use of words such as "may," "will," "could," "anticipate," "expect," "intend," "believe," "continue" or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to such statements. In particular, forward-looking statements contained in this Annual Report may relate to, among other things, our future or assumed financial condition, results of operations, liquidity, trends impacting our financial results, the impact of our foreign currency forward hedging contracts, including business forecasts and plans, research and product development plans, manufacturing plans, strategic plans and objectives, capital needs and financing plans, product launches, geographic expansion, distribution plans, production capacity, clinical trials, regulatory approvals, competitive position and the impact of changes in the competitive environment, supply chain, and the business of our contract manufacturers and suppliers, integration of acquisitions and partner technologies, cybersecurity threats, macroeconomic pressures or uncertainties and the application of accounting guidance. We caution you that the foregoing list may not include all of the forward-looking statements made in this Annual Report. In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Our forward-looking statements are based on our management's current assumptions and expectations about future events and trends, which affect or may affect our business, strategy, operations or financial performance. Although we believe that these forward-looking statements are based upon reasonable assumptions, they are subject to numerous known and unknown risks and uncertainties and are made in light of information currently available to us. Our actual financial condition and results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth below under the caption "Risk Factors" in Part I, Item 1A and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7, and elsewhere in this Annual Report, as well as in the other reports we file with the Securities and Exchange Commission, or the SEC. You should read this Annual Report with the understanding that our actual future results may be materially different from and worse than what we expect.

Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Forward-looking statements speak only as of the date they were made, and, except to the extent required by law or the rules of the Nasdaq Stock Market, we undertake no obligation to update or review any forward-looking statement because of new information, future events or other factors.

We qualify all of our forward-looking statements by these cautionary statements.

Risk Factor Summary

Below is a summary of material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, as well as other risks that we face, can be found below, under the heading "Risk Factors" in Part I, Item 1A of this Annual Report, and should be carefully considered, together with other information in this Annual Report, before making investment decisions regarding our securities.

Risks Related to Our Business and Industry

- We have incurred significant operating losses since inception and cannot assure you that we will achieve sustained profitability.
- We currently rely on sales of insulin pump products to generate a significant portion of our sales, and any factors that negatively impact sales of these products may adversely affect our business, financial condition and operating results.
- We are implementing a multi-channel managed care strategy in the United States that impacts the pricing model for our pumps and our supplies sold through the pharmacy channel. If our pharmacy channel strategy fails to achieve its intended outcome, our growth, business, results of operations, and financial condition could be materially and adversely impacted.
- Our ability to maintain and grow our sales depends in part on retaining a high percentage of our customer base.
- Failure to secure or retain adequate coverage or reimbursement for our current and future products by third-party payors could adversely affect our business, financial condition and operating results.
- Competing products, therapeutic techniques or other technological developments and breakthroughs for the monitoring, treatment or prevention of diabetes may render our products obsolete or less desirable or reduce the size of our potential market.
- Our sales and marketing efforts depend on independent distributors who are free to market products that compete with our products. If we are unable to maintain or expand our network of independent distributors, our sales may be negatively affected.
- We are dependent on clinical investigators and clinical sites to enroll participants in our current and anticipated clinical trials and human factors studies, and the failure to successfully complete clinical trials and studies could prevent us from obtaining regulatory clearances, certifications, or approvals for or commercializing our products.
- Any concerns regarding the safety or efficacy of our products could limit sales and cause unforeseen negative effects to our business prospects and financial results.
- We depend on a limited number of third-party suppliers for certain components and products, and the loss of any of these suppliers, their inability to provide us with an adequate supply of components or products, or our inability to adequately forecast customer demand, could harm our business.

Risks Related to Our International Operations

- Commercializing our products internationally may result in a variety of risks associated with international operations that could materially adversely affect our business.
- Failure to obtain any required regulatory authorization, clearance or certification in foreign jurisdictions will prevent us from marketing our products in international markets.

Risks Related to Our Indebtedness

- Servicing Convertible Senior Notes due 2029 (the 2029 Notes) will require a significant amount of cash, and we may not have sufficient cash flow from our business to repay the 2029 Notes.

Risks Related to Our Future Financings and Financial Results

- We may need or otherwise determine to raise additional funds in the future and if we are unable to raise additional funds when necessary or desirable, we may not be able to achieve our strategic objectives.

- Our operating results may fluctuate significantly from quarter to quarter.

Risks Related to Macroeconomic Conditions and External Factors

- Uncertainty in current global economic and political conditions could adversely affect our ability to predict product demand and impact our financial results and make it more likely that our actual results could differ materially from expectations.

- Public health threats, epidemics, or pandemics could have a material adverse effect on our operations, the operations of our business partners, and the global economy as a whole.

- Because our business is global, our sales and profits may fluctuate or decline in response to changes in foreign currency exchange rates or other international risks.

Risks Related to Privacy and Security

- We are subject to stringent and evolving United States and foreign laws, regulations, and rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of sales or profits; loss of customers; and other adverse business consequences.

- If our information technology systems or those of third parties with whom we work, our data, or our software are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; harm to our reputation; loss of sales or profits; loss of customers; and other adverse consequences.

Risks Related to Legal and Intellectual Property

- Our ability to comprehensively protect our intellectual property and proprietary technology is uncertain.

- Patent litigation in the medical device industry is common, and we may be subject to litigation that could cause us to incur substantial costs and divert the attention of management from our business.

- We may be subject to damages resulting from claims that we, or our employees, have wrongfully used or disclosed trade secrets or other proprietary information of our competitors.

Risks Related to Our Regulatory Environment

- Our products and operations are subject to extensive governmental regulation, and failure to comply with applicable requirements could cause our business to suffer.

- New products or modifications to our existing products may require new 510(k) clearances, PMAs, CE Marks or other certifications, or may require us to cease marketing or recall the modified products until clearances, certifications or approvals are obtained.

- A recall or suspension of our products, or the discovery of serious safety issues with our products, could have a significant negative impact on us.

Other Risks

- The price of our common stock may continue to fluctuate significantly.

- We depend on the knowledge and skills of our senior management and other key employees, and if we are unable to retain and motivate them or recruit additional qualified personnel, our business may suffer.

- Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Item 1.   **Business**

References within this Annual Report to "Tandem," "we," "our," "us," "management," or the "Company" refer to Tandem Diabetes Care, Inc., together with its wholly-owned subsidiaries.

Overview

Tandem Diabetes Care is a global leader in insulin delivery and diabetes technology, specializing in the design, development, and commercialization of advanced solutions that reduce the burden of diabetes management. We serve nearly 500,000 people living with diabetes in more than 25 countries worldwide. Our strategy is to offer flexibility and choice in intelligent insulin delivery systems through an accessible portfolio of market-leading pumps, applications and insights. In support of this strategy, our Tandem pump platforms include t:slim X2 and Tandem Mobi (Mobi), both of which feature Control-IQ+ advanced hybrid closed-loop technology.

Diabetes and the Insulin Therapy Management Market

Diabetes is a chronic, life-threatening disease for which there is no known cure. It is typically classified as either type 1 or type 2:

- Type 1 diabetes is characterized by the body's nearly complete inability to produce insulin. It is frequently diagnosed as an acute event during childhood or adolescence. Individuals with type 1 diabetes require intensive insulin therapy to survive.

- Type 2 diabetes is characterized by the body's inability to either properly use insulin or produce enough insulin. It's a progressive condition, and a person in the advanced stages of living with type 2 diabetes often requires intensive insulin therapy. The Center for Disease Control and Prevention estimates Type 2 accounts for 90-95% of diagnosed diabetes in adults in the United States.

We consider our addressable market to be people living with type 1 diabetes and in 2025, we began expanding our addressable market to include people living with type 2 diabetes who require intensive insulin therapy. Throughout this Annual Report, we refer to these individuals as people with insulin-dependent diabetes. In the geographies we serve, we estimate about 5 million people live with type 1 diabetes of whom approximately 2 million reside in the United States. We estimate about 2.5 million people in the United States live with type 2 diabetes and require intensive insulin therapy.

Diabetes can be challenging to manage. Unlike most therapies, insulin requirements can vary greatly and can be affected by many factors, such as type or quantity of food eaten, illness, stress and exercise. Preventing and managing fluctuations in blood glucose levels between hypoglycemia, or low blood glucose levels, and hyperglycemia, or high blood glucose levels, is often time consuming and stressful.

There are two primary therapies used by people with insulin-dependent diabetes, Multiple Daily Injection (MDI) and insulin pumps. Insulin pumps are intended to more closely resemble the physiologic function of a healthy pancreas and use rapid-acting insulin to fulfill both mealtime (bolus) and background (basal) requirements. Insulin pump systems are typically considered either durable or disposable. Durable systems are comprised of a programmable device, which is designed to last for multiple years, and which connect to single-use supplies that provide an insulin reservoir and cannula to administer insulin into the body that are expected to be replaced every three to seven days. By comparison, disposable systems combine the programmable device, which includes battery and electronics, with the insulin reservoir and cannula and are entirely disposed of by the user every three days. In both systems, the insulin reservoir is typically filled by the user.

Insulin pumps often feature automated insulin delivery (AID) algorithms, which use continuous glucose monitoring (CGM) sensor information to automatically adjust insulin dosing, and are designed to improve blood glucose control and increase a user's time in their targeted glycemic range, while reducing the burden of diabetes management. The American Diabetes Association Standards of Care state that diabetes devices should be offered to people with diabetes. It also states that AID systems are preferred over non-automated pumps and MDI, and should be offered for diabetes management to youth and adults with type 1 diabetes. The worldwide insulin pump market remains highly underpenetrated. In the United States, approximately 40% of individuals with Type 1 diabetes, and 5% of individuals with Type 2 diabetes, use insulin pump therapy. Internationally, average insulin pump adoption is estimated to be approximately 20%.

Our Technology: Improving the Lives of People with Insulin-Dependent Diabetes

Our AID Systems

We develop our automated insulin delivery systems and related technology solutions using a consumer-focused approach. We initially rely on the use of behavioral sciences, including extensive research to ascertain what people with insulin-dependent diabetes require and prefer from their diabetes therapy. We then look to modern consumer technology for inspiration and design our hardware and software solutions to try to meet the specific demands of people living with diabetes. This multi-step approach has resulted in a differentiated device portfolio that provide users with the distinct features and functionality they seek and in a manner that makes the features usable and intuitive.

We offer durable insulin pumps that are designed for years of daily use. We sell single-use supplies that are used together with our pumps and are replaced every few days. These supplies include cartridges for storing insulin, and infusion sets that contain a cannula and connect the pump to a user's body to administer insulin. We launched our flagship t:slim pump platform in August 2012, and its next generation, the t:slim X2, in October 2016. In 2024, we expanded our portfolio with the commercial availability of Mobi with iOS control in the United States. In December 2025, we further expanded the availability of Mobi to Android users in the U.S. Our insulin pumps are fully detachable, offer Bluetooth connectivity and are typically used as part of an AID system.




Key Features	Mobi	t:slim X2
Size	1.5" x 2.0"	2.0" x 3.1"
Control-IQ Technology	X	X
Remote Software Updates	X	X
On-body Wear	X	
Smartphone Control	X	Mobile Bolus
Insulin Capacity	200 units	300 units
Integrated Color Touchscreen		X
Pump Button for Bolus Delivery	X	X

When used as an AID system, our insulin pumps are integrated with a CGM and powered by our Control-IQ+ technology. Results from four independent pivotal studies using Control-IQ technology have been published in the New England Journal of Medicine since 2019. Control-IQ+ launched in 2025 and is our third and newest AID algorithm, which is available globally and indicated for people as young as ages 2+ (type 1). It is also indicated for people 18+ (type 2) in the United States. This hybrid closed loop algorithm increases a user's time in targeted glycemic range (70-180 mg/dL) by predicting and helping to prevent the frequency and/or duration of hyperglycemic and/or hypoglycemic events. It is the only predictive algorithm featuring AutoBolus, corrective bolusing. Control-IQ+ also offers an easy set-up feature and settings for sleep and exercise activities that adjust the algorithm parameters to better match the different physiological needs during these activities.

Our AID systems offer users the choice of integrating with multiple CGM sensors. In 2025, our pumps integrated with sensors such as the Dexcom G6 and G7, and the Abbott FreeStyle Libre 2 Plus. In December 2025, we launched t:slim X2 integration with Abbott FreeStyle Libre 3 Plus in the U.S. Mobi was available with Dexcom G6 and G7 integration in the U.S., and we plan to expand its integration offerings to include Abbott FreeStyle Libre 3 Plus. Our extensive experience in CGM integration over the past decade represents our commitment to provide customizable solutions to help reduce burden and create new possibilities for people living with diabetes.

Tandem Device Updater

This tool allows Tandem pump users to update their pump software quickly and easily from a personal computer. It is PC and Mac compatible and designed to work with our pumps in a manner similar to software updates on a smartphone. We have used this technology worldwide to offer software updates to our in-warranty customers at no cost.

Tandem Source

Our web-based data management platform provides users, their caregivers and their healthcare providers with a fast, easy and visual way to display diabetes therapy management data from our pumps and integrated CGMs. Tandem Source also provides us with data that we can analyze to reveal patterns, trends, outcomes and associations that can be used to improve our products and in the analysis of clinical outcomes data. Tandem Source is available in the majority of markets we serve globally and was designed to bring together the features of Tandem's legacy t:connect, t:connect HCP, and t:connect Portal offerings with new comprehensive data reporting in one central, scalable platform. It offers automatic data transfers from pumps using a mobile app to keep online data current and remove the need for manual pump uploads.

Sugarmate

Sugarmate is a mobile app that is designed to help people visualize diabetes therapy data in innovative ways. It allows users to log glucose data and health and nutrition information, and can provide notifications and alerts to users, their family, and their caregivers.

Our Strategy & Future Technologies

Diabetes management can vary greatly from person-to-person, creating multiple market segments based on clinical needs, personal preferences and affordability. Our strategy is to redefine global leadership in insulin delivery solutions through commercial excellence, patient-first reimbursement choices, and a differentiated device portfolio. We strive to offer all people with insulin-dependent diabetes flexibility and choice in their intelligent insulin delivery systems, through our portfolio of market-leading pumps, applications, and insights that improve outcomes and reduce the daily burden of living with diabetes.

In support of this strategy, we continue to drive innovation in our Tandem pump platforms. This includes a novel, extended-wear infusion site option for Mobi that will transform the pump into a tubeless patch device. In addition, our pipeline also includes a next-generation Mobi patch pump that leverages the technology acquired with the Sigi Patch Pump to deliver further miniaturization. Our development efforts also include extended-wear infusion set technology, dual glucose-ketone sensor integration, and algorithm advancement in pursuit of offering fully closed loop technology.

Markets and Distribution Methods

Our technology solutions are now available in more than 25 countries. In the United States and Canada, we have always employed direct sales, customer support, and clinical teams, partnering with independent distributors for order fulfillment. Internationally, we have historically contracted with distributors who have substantial responsibility for sales, customer support, clinical efforts and order fulfillment. We began direct sales, training and customer support activities in 2026, starting with the United Kingdom, Austria, and Switzerland, and intend to continue this transition in additional markets across 2026.

Sales Concentrations and Significant Customers. A small number of independent distributors in the United States and Canada are responsible for order fulfillment. We believe these distributors carry minimal inventory at any given time. In other markets, there may be variability in inventory levels among our distributors, particularly when we begin the transition to our own direct operations or in periods surrounding the launch of new products. For the year ended December 31, 2025, two independent distributors each accounted for more than 10% of our worldwide sales.

Third-Party Reimbursement

In the United States, we are pursuing a multi-channel coverage and reimbursement strategy, enhancing coverage and reimbursement through both the durable medical equipment (DME) and pharmacy channels. We believe this strategy will improve access and optimize the potential for better medical outcomes for people living with diabetes, while reducing the overall economic burden of diabetes care. This also provides our customers with flexibility in how they use their insurance benefits to simplify onboarding and provide them with the most advantageous reimbursement terms. Our increasing use of the pharmacy channel is discussed in this Annual Report under Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Internationally, insurance reimbursement processes vary by geography. In markets where we have direct operations, we are responsible for all reimbursement, tender application and fulfillment activities. Otherwise, that responsibility lies with our distributors.

Manufacturing and Quality Assurance

Our insulin pumps are currently assembled, tested, and packaged at our facilities in San Diego, California. Our t:slim X2 cartridges are manufactured by an experienced third-party contract manufacturer and packaged at our facilities in San Diego. Our Mobi cartridges have primarily been manufactured at our facilities in San Diego since launch, but we are in the process of transferring those operations to the same contract manufacturer who makes our t:slim X2 cartridges.

Outside suppliers are the source for raw materials, select components and some sub-assemblies used in the production of our insulin pumps and cartridges. We purchase some supplies from a single or limited number of sources because of their proprietary know-how, quality assurance, cost-effectiveness, or constraints due to regulatory requirements. For example, we purchase all of our currently marketed infusion sets from a third-party supplier, Unomedical A/S, a subsidiary of the ConvaTec Group. Unomedical is responsible for all manufacturing, testing, sterilization and packaging of the infusion sets under our brands. Any sole and single source supplier is managed through our supplier management program that is focused on reducing supply chain risk. Certain suppliers are evaluated, approved and monitored periodically by our quality department to ensure conformity with the specifications, policies and procedures applicable to our devices. Members of our quality department also inspect a sample of devices at various steps during the manufacturing cycle to facilitate compliance with our devices' stringent specifications.

As a medical device manufacturer, our manufacturing facility and the facilities of our sterilization and other critical suppliers are subject to periodic inspection by the FDA, certain corresponding state agencies, and Notified Bodies and foreign regulatory authorities. We have received certification from BSI Group, a Notified Body to the International Standards Organization (ISO), of our quality system. A Notified Body is an entity that has been designated and accredited by the national competent authority of an EU Member State in accordance with applicable EU legislation to perform third-party conformity assessment activities including calibration, testing, certification and inspection of a medical device. Certain processes used in the manufacturing and testing of our devices have been verified and validated as required by the FDA and other regulatory bodies.

We also work closely with our suppliers to ensure continuity of supply while maintaining high quality and reliability. However, due to required medical device manufacturing qualification requirements, we may not be able to quickly establish additional or replacement sources. In the case of sole sourced parts, we manage risk through holding inventory in house and at the supplier to ensure continuity of supply and lower risk of disruption. We purchase many of our components and sub-assemblies from manufacturers with whom we are at least dual sourced and across various geographies.

Intellectual Property

We have made protection of our intellectual property a strategic priority. We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, non-disclosure agreements and other measures to protect our proprietary rights.

As of December 31, 2025, our patent portfolio included numerous issued patents and pending patent applications in the United States and other countries, which in the aggregate, we believe to be important to our business. Patents are generally effective for 20 years from the date the earliest application was filed in the patent family, and in some cases may be extended. Our issued patents as of December 31, 2025 are set to expire over a range of years, from 2026 to 2044, subject to any extensions. We also have various registered United States trademarks, registered European Community trademarks, and other trademark registrations and pending trademark applications in other countries and regions of the world. In addition, we have entered into exclusive and non-exclusive licenses in the ordinary course of business relating to a wide array of technologies or other intellectual property rights or assets.

Our patents and patent applications seek to protect aspects of key features of our pumps, cartridges, algorithms, infusion sets and pump systems. We believe that our patent position provides us with sufficient rights to protect our current and proposed commercial products. However, our patent applications may not result in issued patents, and any patents that have been issued or might be issued may not protect our intellectual property rights. Furthermore, we operate in an industry characterized by extensive patent litigation, and our patents may not be upheld if challenged. Any patents issued to us may be challenged by third parties as being invalid or unenforceable, and patent litigation may result in significant damage awards and injunctions that could prevent the manufacture and sale of affected products or result in significant royalty payments to continue selling the products. Third parties may also independently develop similar or competing technology that avoids our patents. The steps we have taken may not prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We also face risks associated with intellectual property infringement.

We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information and other intellectual property by generally requiring our employees, consultants, contractors, suppliers, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements at the start of their employment or engagement. Agreements with our employees also forbid them from bringing the proprietary rights of third parties to us. We also generally require confidentiality or material transfer agreements from third parties that receive our confidential data or materials. We cannot guarantee that employees and third parties will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our products or obtain and use information that we regard as proprietary.

Competition

The medical device industry is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products, treatment techniques or technologies, or other market activities of industry participants. We compete in markets worldwide with companies that manufacture insulin delivery devices, primarily Beta Bionics, Insulet, Medtronic, mylife (formerly Ypsomed) and Sequel. There are also a number of other companies developing and marketing their own insulin delivery systems and/or related software applications for launch in the markets where we operate. In addition, we face competition from a number of companies, medical researchers and existing pharmaceutical companies that are pursuing new delivery devices, sensing technologies, procedures, drugs and other therapeutics for the monitoring, treatment and prevention of diabetes.

Government Regulation

The medical devices that we manufacture are subject to regulation by numerous regulatory bodies, including the FDA and comparable international regulatory agencies. These agencies require manufacturers of medical devices to comply with applicable laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of medical devices. Devices are generally subject to varying levels of regulatory control, the most comprehensive of which requires that a clinical evaluation program be conducted before a device receives approval for commercial distribution. In addition, healthcare regulatory bodies in the United States and around the world impose a range of requirements related to the payment for medical devices and the procedures in which they are used, including laws intended to prevent fraud, waste, and abuse of healthcare dollars.

Regulation of Medical Devices in the United States

Our products are medical devices subject to extensive and ongoing regulation by the FDA and other federal and state regulatory authorities. The FDA's regulations govern product design and development, pre-clinical and clinical testing, pre-market clearance, authorization or approval, establishment registration and product listing, product manufacturing, product labeling, product storage, advertising and promotion, product sales, distribution, recalls and field actions, servicing and post-market clinical surveillance. Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a pre-market notification under Section 510(k) of the U.S. Federal Food, Drug and Cosmetic Act (FDCA), also referred to as a 510(k) clearance, or approval from the FDA through the premarket approval (PMA) process. Both the 510(k) clearance and PMA processes can be lengthy and expensive. We have obtained 510(k) clearance on multiple devices in both Class II and Class III, including our Control IQ technology, the t:slim X2 and Tandem Mobi. In addition, we may be required to obtain a new 510(k) clearance or PMA for significant post-market modifications to our products.

There are three types of interoperable FDA Class II devices (integrated continuous glucose monitoring systems (iCGMs), Alternate Controller Enabled (ACE) insulin pumps, and interoperable automated glycemic controllers (iAGC)) in a complete AID system. The classification of these three device types into Class II is intended to help support continued rapid innovation by streamlining the FDA regulatory pathway for integrated CGM and insulin pumps with advanced algorithms. Our pumps are classified as ACE pumps that are compatible with iCGM devices, and our Control-IQ and Control-IQ+ technologies are classified as an iAGC for people living with type 1 diabetes ages 2 and older. In March 2025, our Control-IQ+ technology was cleared for people living with type 2 diabetes ages 18 and older. In connection with the *de novo* applications for both the ACE pump and the iAGC category, the FDA established certain special controls that we will need to continue to satisfy. If we are not able to satisfy those special controls, we would be required to seek approval for those products under the traditional PMA submission application, which must be supported by valid scientific evidence that typically includes extensive technical, pre-clinical, clinical, manufacturing and labeling data to demonstrate to the FDA's satisfaction the safety and efficacy of the device.

Clinical trials are typically required to support a PMA application and are sometimes required for 510(k) clearance. We anticipate that most of our future AID offerings will require supporting clinical data, either from clinical trials or potentially from evidence that we are able to collect through real-world use of our products. These trials generally require submission of an application for an Investigational Device Exemption (IDE) to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA, and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites. The FDA's approval of an IDE allows clinical testing to go forward, but it does not bind the FDA to accept the results of the trial as sufficient to prove the product's safety and efficacy, even if the trial meets its intended success criteria.

Other Regulatory Requirements. Even after a device receives clearance or approval and is placed in commercial distribution, numerous regulatory requirements apply. These include:

- establishment registration and device listing;

- quality management system regulations (QMSR), which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, production, control, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures during all aspects of the manufacturing process;

- labeling regulations that prohibit the promotion of products for uncleared, unapproved or "off-label" uses, and impose other restrictions on labeling, advertising and promotion;

- the FDA's Medical Device Reporting (MDR) regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

- voluntary and mandatory device recalls to address problems when a device is defective and could be a risk to health; and

- corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health.

Also, the FDA may require us to conduct post-market surveillance studies or establish and maintain a system for tracking our products through the chain of distribution to the patient level. We are currently conducting a post-market surveillance study for Control-IQ+ technology for users 2-5 years of age. We may elect to pursue additional post-market surveillance studies in the future.

The FDA and the Food and Drug Branch of the California Department of Health Services enforce regulatory requirements by conducting periodic, unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors. If the FDA believes we or any of our contract manufacturers or regulated suppliers are not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our products, refuse to approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against us or our officers or other employees. Any such action by the FDA would have a material adverse effect on our business. We may be unable to comply with all applicable FDA regulations.

Licensure. To sell our products through the durable medical equipment (DME) channel in the United States, several states require that DME providers be licensed to sell products to patients in that state. Some of these states require that DME providers maintain an in-state location or retain a licensed pharmacist, and in those states, we sell our products through a third-party distributor. Additionally, to sell our products through the pharmacy channel in the United States, we are required to work with intermediaries who have the appropriate pharmacy licenses. Tandem is also registered throughout the United States to issue payment plans. Although we believe we are in material compliance with applicable state regulations regarding licensure requirements, if we were found to be noncompliant, we could be subject to fines and penalties or lose our licensure in that state, which could prohibit us from selling our current or future products to patients in that state. In addition, we are subject to certain state laws regarding professional licensure. We believe that our certified diabetes educators are in material compliance with such state laws. However, if our educators or we were to be found non-compliant in a given state, we may need to modify our approach to providing education, clinical support and customer service.

Fraud and Abuse Laws. There are numerous U.S. federal and state laws pertaining to healthcare fraud and abuse, including the federal Anti-Kickback Statute and the Physician Self-Referral Law (the Stark Law), the federal civil False Claims Act, the federal criminal Health Care Fraud Statute, as well as various state laws regulating healthcare. Our relationships with healthcare providers and other third parties are subject to scrutiny under these laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Health Administration programs.

Federal Anti-Kickback Statute. The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or the furnishing, recommending, or arranging of a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid.

We provide the initial training to customers necessary for appropriate use of our products either through our own diabetes educators or by contracting with outside diabetes educators who have completed a Tandem pump training course. Outside diabetes educators are reimbursed for their services at fair market value. Although we believe that these arrangements do not violate the Anti-Kickback Statute, regulatory authorities may determine otherwise, especially as enforcement of this law historically has been a high priority for the federal government. Noncompliance with the federal Anti-Kickback Statute could result in our exclusion from Medicare, Medicaid or other governmental programs (which could adversely affect our sales to a material extent), restrictions on our ability to operate in certain jurisdictions, and civil and criminal penalties.

Physician Self-Referral Law. The Stark Law prohibits a physician from referring Medicare or Medicaid patients to an entity providing "designated health services," including a company that furnishes durable medical equipment, if the physician or their immediate family member has a financial relationship with the company. In addition to statutory exceptions, the Centers for Medicare and Medicaid Services (CMS), has issued numerous regulatory exceptions to the Stark Law. Violation of the Stark Law could result in denial of payment, disgorgement of reimbursements received under a noncompliant arrangement, civil penalties, and exclusion from Medicare, Medicaid or other governmental programs. Although we believe that we have structured our provider arrangements to comply with current Stark Law requirements, these arrangements may not expressly meet the requirements for applicable exception from the law.

Federal False Claims Act. The federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. In addition, amendments in 1986 to the False Claims Act have made it easier for private parties to bring "qui tam" whistleblower lawsuits under the act. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines and/or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action.

We submit reimbursement claims to federal healthcare programs, and we also may provide some coding and billing information to purchasers of our devices. These activities, if inappropriate, could result in liability under the False Claims Act. Further, claims arising from relationships which violate the Anti-Kickback Statute are considered to be false claims under the False Claims Act. Liability under the False Claims Act may also attach to claims arising from financial relationships which violate the Stark Law. We believe that we currently are in material compliance with the federal government's laws and regulations concerning the submission of claims and the provision of coding and billing information. However, because we cannot guarantee that the government or qui tam relators will regard any billing errors that may be made as inadvertent, or our provider relationships as compliant, we may have exposure under the False Claims Act.

State Fraud and Abuse Provisions. Many states have also adopted some form of anti-kickback and anti-referral laws and false claims acts. We believe that we are in material conformance to such laws. Nevertheless, a determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Health Insurance Portability and Accountability Act of 1996 (HIPAA). HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (collectively, HIPAA) mandated the adoption of standards for the exchange of electronic health information to encourage overall administrative simplification and enhance the effectiveness and efficiency of the healthcare industry. Ensuring privacy and security of patient information is one of the key factors driving the legislation. If we are found to violate HIPAA, we could be subject to civil or criminal penalties.

HIPAA and Other U.S. Privacy Laws and Regulations. Numerous federal and state laws, rules and regulations govern the collection, dissemination, use, privacy, security and confidentiality of personal information. HIPAA, in addition to the criminal powers above, extensively regulates the use and disclosure of individually identifiable health information, through the Privacy, Security, and Breach Notification Rules. HIPAA requires covered entities, including health plans and most health care providers, to implement administrative, physical and technical safeguards to protect the privacy and security of covered information (known as "protected health information") and sets limits and conditions on the uses and disclosures that may be made of such protected health information. HIPAA's Security Rule and certain provisions of the HIPAA Privacy Rule and Breach Notification Rule apply to business associates of covered entities (i.e., entities that provide services to covered entities that may require access and use of protected health information on behalf of covered entities), and business associates are subject to direct liability for violation of these rules. Covered entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay and notification must also be made to the U.S. Department of Health & Human Services, Office for Civil Rights (OCR) and, in certain situations involving large breaches, to the media. The OCR enforces the HIPAA Rules and performs compliance audits and investigations. In addition to enforcement by OCR, HIPAA authorizes state attorneys general to bring civil actions seeking either injunction or damages in response to HIPAA violations that impact state residents.

On December 1, 2022, OCR issued a bulletin on the requirements under HIPAA for online tracking technologies (e.g., cookies, pixels) to protect the privacy and security of health information. This bulletin outlined OCR's position on the use of online tracking technology vendors, when certain information received by such vendors constitutes protected health information under HIPAA, and accordingly, when business associate agreements must be executed between covered entities, like us, and such vendors. We are a covered entity under HIPAA and in certain circumstances, we may also be a business associate of another covered entity or of another business associate. There are numerous other laws, regulations and legislative and regulatory initiatives at the federal and state levels addressing privacy and security of personal information. We also remain subject to federal and state privacy-related laws that may be more restrictive or contain different requirements than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. Further, certain U.S. states have proposed or enacted comprehensive consumer privacy laws and/or laws governing personal health information, such as the California Consumer Privacy Act, or CCPA. Among other things, these state-specific laws create new data privacy obligations for covered companies and provide new privacy rights to state residents, including the right to opt out of certain disclosures of their information. They may also cause us to incur substantial costs and expenses to ensure ongoing compliance. Various U.S. state laws and regulations may also require us to notify affected individuals and state agencies in the event of a data breach involving individually identifiable information.

In addition to the laws discussed above, we may see more stringent state and federal privacy legislation passed, as the increased cyber-attacks during recent international conflicts have once again put a spotlight on data privacy and security in the U.S. and other jurisdictions. We cannot predict where new legislation might arise, the scope of such legislation, or the potential impact to our business and operations.

Healthcare Fraud. In addition to information security and data privacy obligations, HIPAA also created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

Physician Payments Sunshine Act. The Physician Payments Sunshine Act requires certain manufacturers, including medical device manufacturers, to submit annual data to CMS pertaining to payments or other transfers of value to covered recipients, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other health care professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members. Manufacturers may be subject to audit for their compliance with this law. Failure to submit the required data in an accurate and timely manner may result in the imposition of civil monetary penalties.

Anti-Bribery and Anti-Corruption Laws. The U.S. Foreign Corrupt Practices Act (FCPA), and similar laws in foreign jurisdictions generally prohibit U.S. corporations and their representatives from offering, promising, authorizing or making improper payments, gifts or transfers to any foreign government official to obtain or retain business. The scope of the FCPA would include interactions with certain healthcare professionals and hospital administrators in many countries.

International Regulation

International sales of medical devices are subject to local government regulations, which vary substantially from country to country. The time required to obtain approval in another country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries.

The regulatory framework governing medical devices is largely harmonized within the European Union (EU), which includes most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the EU with respect to medical devices. In the EU, medical devices are governed by Regulation (EU) 2017/745 on medical devices (MDR), which entered into application on May 26, 2021, repealing and replacing both Directive 93/42/EEC concerning medical devices (MDD) and Directive 90/385/EEC concerning active implantable medical devices (AIMDD). The MDR and its associated guidance documents and harmonized standards regulating the design, development, preclinical and clinical performance premarket conformity assessment, registration, manufacture, labeling storage, claims, sales and distribution, export and import and post-market surveillance, vigilance, and market surveillance for medical devices. To be placed on the EU market, devices must undergo a conformity assessment and bear the CE mark, indicating that the device conforms to the requirements of the MDR. In particular, medical devices must comply with the General Safety and Performance Requirements (GSPRs), set out in Annex I of the MDR. Compliance with these requirements is a prerequisite to affixing the CE mark to devices, without which they cannot be marketed or sold in the European Economic Area (comprised of the 27 EU Member States, Iceland, Liechtenstein and Norway). To demonstrate compliance with the GSPRs and obtain the right to affix the CE mark, medical devices manufacturers must conduct a conformity assessment procedure, which varies according to the type of medical device and its classification. Apart from low-risk medical devices (Class I with no measuring function and which are not sterile), a conformity assessment procedure requires review by a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body audits and examines the technical documentation and the quality system for the manufacture, design and final inspection of the medical devices. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the GSPRs. This Certificate and completion of the related conformity assessment process entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EU Declaration of Conformity. The MDR provides transitional provisions which, under strict conditions, permit manufacturers to continue to place medical devices on the market on the basis of CE Certificates of Conformity issued by Notified Bodies in accordance with the MDD or the AIMD until December 31, 2027 or December 31, 2028 depending on the risk classification.

Outside of the EU, regulatory approval needs to be sought on a country-by-country basis for us to market our products. Other countries have adopted medical device regulatory regimes, such as Health Canada's risk classification system for invasive devices, among others. Each country may have its own processes and requirements for medical device licensing, approval, and regulation, therefore requiring us to seek regulatory approvals on a country-by country basis.

Internationally, a range of anti-bribery and anti-corruption laws, as well as some industry-specific laws and codes of conduct, apply to the medical device industry and interactions with government officials and entities and healthcare professionals. Further, the EU member countries have emphasized a greater focus on healthcare fraud and abuse and have indicated greater attention to the industry by the European Anti-Fraud Office. The Code of Ethical Business Practices became effective on January 1, 2017. Increasingly stringent data protection and privacy rules have had and will continue to have substantial impact on the use of patient data across the healthcare industry. The European Union's General Data Protection Regulation (EU GDPR) and the United Kingdom's General Data Protection Regulation (UK GDPR) (collectively, GDPR) applies across the EU and includes, among other things, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances and significant fines for noncompliance. Noncompliance could result in the imposition of fines, penalties, or orders to stop noncompliant activities. Due to the strong consumer protection aspects of GDPR, companies subject to its purview are allocating substantial legal costs to the development of necessary policies and procedures and overall compliance efforts. Data transfer risk remains a potential issue that requires regular monitoring. Certain governments around the world are also adopting laws and regulations pertaining to mandatory corporate sustainability reporting.

Environment, Social and Governance

Our Board of Directors and management team believe that environmental stewardship, social responsibility, and solid corporate governance are important to our business strategy and long-term value creation for our shareholders, employees, customers, and communities. The Audit Committee of our Board oversees ESG matters across our business operations in accordance with its charter. Our management team is responsible for developing and driving strategic ESG initiatives and programs across our business and providing regular updates on progress to the Audit Committee.

Additional information about our Environmental, Social and Governance practices as well as our Sustainable Business Report can be found on our website within the "Investor Center" section. The information contained on or accessed through our website does not constitute part of this Annual Report, and references to our website address in this Annual Report are inactive textual references only.

Human Capital

We are committed to creating and maintaining a safe, diverse, and inclusive community for all employees while we serve our customers and fulfill our mission to improve the lives of people with diabetes. As of December 31, 2025, we had approximately 2,500 regular full-time employees, who primarily work in the United States, Canada, or Europe. The term "employees" in this Annual Report means our regular full-time employees. Our headquarters are in San Diego, California, where our primary research and development and administrative functions are located, and where we also operate a manufacturing facility and a warehousing facility. None of our employees are represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe we have good relations with our employees.

Culture

Fostering and maintaining a strong, healthy culture is a key strategic focus. Our core values statement was created by our employees in a bottom-up, cross-functional process that we revisit and refresh on a periodic basis. Our *Words We Live By* describe our core values and reflect who we are and the way our employees interact with one another, our customers, partners and stockholders.

We focus on cultivating and encouraging an inclusive and equitable culture where diversity of thought is represented and can thrive throughout our organization. We believe that bringing together different perspectives and experiences is fundamental to innovation and continuing to raise the bar in the field of diabetes technology. Moreover, we are focused on cultivating and supporting our internal culture through diversity of thought, support and advocacy within the diabetes community and continuing to build and maintain a diverse and inclusive workforce.

Organizational Development

Attracting, developing and retaining employees is critical to our longer-term success. We have established a comprehensive training program to develop employees throughout the organization. *Emerging Leaders* and *Leading in Tandem* are examples of internal programs intended for high performing individual contributors, and newly hired and promoted supervisors and managers, respectively. More than 94% of employees participating in these programs remained employed at Tandem as of December 31, 2025 and approximately 14% had been promoted or had a significant change in scope of responsibility. In 2025, more than 200 employees participated in our leadership development programs.

Competitive Total Rewards

Our compensation program is designed to align employee compensation with our performance and to provide the proper incentives to attract, retain, and motivate employees to achieve superior results. The structure of our compensation program balances incentive earnings for both short-term and long-term performance.

- We provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge, and geographic location.

- We engage internationally recognized outside compensation and benefits consulting firms to independently evaluate the effectiveness of our executive compensation and benefit programs and to provide benchmarking.

- We align our executives' long-term equity compensation with our stockholders' interests.

- Annual increases and incentive compensation are based on Company performance as well as each individual's contribution to the Company's achieved results and are documented through our talent management procedures as part of our annual review process.

To foster a stronger sense of ownership and align the interests of partners with stockholders, equity awards are provided to a portion of our employees in line with benchmark practices under our broad-based stock incentive programs. Also, our full-time U.S. employees are able to participate in our employee stock purchase program. Furthermore, we offer comprehensive, locally relevant and innovative benefits to all eligible employees, including health insurance, paid time off, paid and unpaid leaves, defined-contribution retirement plans, health savings accounts, flexible spending accounts, life and disability coverage, voluntary accident, critical illness, legal and identity theft coverage, employee discount programs, and an employee loaner pump program.

Employee Health and Safety

The health and safety of our employees is our highest priority, and this is consistent with our operating philosophy. We have integrated our employee health and safety efforts with our human resources functions to create a corporate culture with a shared commitment to the well-being of our professionals. Our employee assistance and wellness programs offer a range of benefits and services. For example, as a benefit to our employees and their eligible dependents, we provide access to personal and job-related counseling and assistance resources for addressing concerns such as emotional well-being, family and relationships, legal and financial matters, healthy lifestyles, mental health, substance abuse, and work and life transitions.

We have comprehensive safety training programs that teach our employees how to do their jobs safely and in compliance with laws and regulations. We operate in modern, efficient, and safe facilities, and have had minimal accident and injury rates company-wide. Despite this success, our goal remains the same: zero accidents.

Additional Information

Our website address is *www.tandemdiabetes.com*. Copies of our filings with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on our website within the "Investor Center" section as soon as reasonably practicable after having been electronically filed with or furnished to the SEC. The information contained on or accessed through our website does not constitute part of this Annual Report, and references to our website address in this Annual Report are inactive textual references only.

Item 1A. Risk Factors.

An investment in our common stock, or in securities convertible into or exchangeable for our common stock, involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Annual Report, as well as in our other filings with the SEC, in evaluating our business. If any of the following risks actually occur, our business, financial condition, operating results and future prospects could be materially and adversely affected. In that case, the trading price of our common stock may decline and you might lose all or part of your investment. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business, financial condition, operating results, liquidity, and future prospects. Certain statements below are forward-looking statements. For additional information, see "Cautionary Note Regarding Forward-Looking Statements" at the beginning of this Annual Report and Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report.

Risks Related to Our Business and Our Industry

We have incurred significant operating losses since inception and cannot assure you that we will achieve sustained profitability.

Since our inception in January 2006, we have incurred a significant net loss. As of December 31, 2025, we had an accumulated deficit of $1.3 billion. To date, we have funded our operations primarily through cash collected from product sales, private and public offerings of our equity securities, and debt financings. We have devoted substantially all of our resources to the design, development and commercialization of our products, the scaling of our manufacturing and business operations, and the research and development of our current products and products under development.

Since the first quarter of 2013, we have been able to manufacture and sell our insulin pump products at a cost and in volumes sufficient to allow us to achieve a positive overall gross margin. Although we have achieved a positive overall gross margin during the years ended December 31, 2025, 2024 and 2023, we had net losses from operations in those years, and we may continue to incur net losses from operations in the future.

To implement our business strategy and achieve consistent profitability, we need to, among other things, increase sales of our products through various sales channels and the gross profit associated with those sales, maintain an appropriate customer service, training and support infrastructure, fund ongoing research and development (R&D) activities, create additional efficiencies in our manufacturing processes while adding to our capacity, and obtain regulatory clearance, certification or approval to commercialize our products currently under development both in the United States and in the international countries in which our insulin pumps are available. We expect our expenses will continue to increase as we pursue these objectives and make investments in our business. Additional increases in our expenses without commensurate increases in sales could significantly increase our operating losses.

The extent of our future operating losses and the timing of our profitability are highly uncertain in light of a number of factors, including the timing of the launch of new products and product features by us and our competitors, market acceptance of our products and competing products by people with insulin-dependent diabetes, their caregivers and healthcare providers, the timing of regulatory clearance, certification, or approval of our products and the products of our competitors, the actual efficiencies gained in our manufacturing processes, and general economic conditions. Any additional operating losses will have an adverse effect on our stockholders' equity, and we cannot assure you that we will be able to achieve and sustain profitability.

We currently rely on sales of insulin pump products to generate a significant portion of our sales, and any factors that negatively impact sales of these products may adversely affect our business, financial condition and operating results.

We generate nearly all of our sales from the sale of our insulin pumps and the related insulin cartridges and infusion sets. Sales of these products may be negatively impacted by many factors, including:

- market acceptance of the insulin pumps and related products manufactured and sold by our key competitors, including Beta Bionics, Insulet, Medtronic, mylife (formerly Ypsomed) and Sequel;

- the potential that breakthroughs for the monitoring, treatment or prevention of diabetes may render our insulin pumps obsolete or less desirable or reduce the size of our potential market;

- adverse regulatory or legal actions relating to our products, or similar products or technologies of our competitors;

- failure of our Tandem Device Updater to accurately and timely provide customers with remote access to new product features and functionality as anticipated, or our failure to obtain regulatory clearance, certification, or approval for any such updates;

- changes in reimbursement rates or policies relating to insulin pumps or similar products or technologies by third-party payors;

- competitive pricing and attrition rates of consumers who cease using our products;

- our inability to enter into contracts with third-party payors on a timely basis and on acceptable terms;

- our inability to expand our sales channels, including the pharmacy channel in the United States;

- problems arising from the expansion of our manufacturing capabilities and commercial operations, or destruction, loss, or temporary shutdown of our manufacturing facilities;

- concerns regarding the perceived safety, reliability or cybersecurity of any of our products, or any component thereof, particularly in connection with the launch of additional mobile app features and functionality and other software products; and

- claims that any of our products, or any component thereof, infringes on patent rights or other intellectual property rights of third parties.

In addition, sales of any of our current or future insulin pump products with CGM integration are subject to the continuation of our applicable agreements with Dexcom, Abbott, or other third parties which, under some circumstances, may be subject to termination, with or without cause, on relatively short notice. Sales of our current or future products may also be negatively impacted in the event of any regulatory or legal actions relating to CGM products that are compatible with our pumps, or in the event of any disruption to the availability of the applicable CGM-related supplies, such as sensors or transmitters, in a given market in which our products are sold. Sales of our products may also be adversely impacted if the CGM products that are compatible with our pumps are not viewed as superior to competing CGM products in markets where our products are sold, or if the price of these products is not competitive with similar products available in the market.

Because we currently rely on sales of our insulin pumps, and related products to generate a significant majority of our sales, any factors that negatively impact sales of these products (or negatively impact the products or components integrated with these products) could adversely affect our business, financial condition and operating results. Furthermore, any disruption in our supply chain could negatively impact our ability to manufacture or otherwise supply sufficient product quantities to meet current customer demand, or any unexpected increase in demand, which could also have the effect of magnifying the negative impact of any of the factors described above.

We are implementing a multi-channel managed care strategy in the United States that impacts the pricing model for our pumps and our supplies sold through the pharmacy channel. If our pharmacy channel strategy fails to achieve its intended outcome, our growth, business, results of operations, and financial condition could be materially and adversely impacted.

We are implementing a multi-channel managed care strategy in the United States, which provides the opportunity for reimbursement through a pharmacy benefit as an alternative to a medical benefit. Historically, our insulin pump products have primarily been considered durable medical equipment (DME) with an expected lifespan of at least four years. Under the DME reimbursement model, our pumps are generally reimbursed upfront. In addition to our insulin pumps, we sell single-use products that are used with our pumps and are replaced every few days, including cartridges for storing and delivering insulin, and infusion sets that connect the insulin pump to a user's body. Like some of our competitors, we announced that we plan to implement a pharmacy benefit model as an alternative to the DME reimbursement model which will eliminate the upfront pump reimbursement. Under this new model, we may initially experience a decrease in sales and gross profit when pumps are shipped, and while we expect this decrease to be offset by an increase in supply sales and gross profit, there is no assurance that any decrease would be offset by these or other factors. As a result, our financial results may fluctuate or decline compared to prior periods. The success of this shift will depend on, among other things, alignment of and effective execution by our sales organization, timely release of features in our product roadmaps as well as their market acceptance, effective pricing of our offerings, and managing expected commitments to purchase our pumps and supplies. Growth in consumption of our pumps and supplies may in the future be harmed if we do not manage these factors effectively. Our expectation is that a lower upfront cost for pump therapy will accelerate market adoption of our pumps and increase the volume and sales of our supplies over time, which will increase our overall sales per customer. However, there can be no assurance that this strategy will prove successful or that once a customer is obtained, they will continue to purchase supplies in a quantity sufficient to make the strategy successful. As a result, this shift in strategy may materially and adversely impact our growth, business, results of operations and financial condition.

Our ability to maintain and grow our sales depends in part on retaining a high percentage of our customer base.

A key to maintaining and growing our sales is the retention of a high percentage of our customers due to the potentially significant sales generated from ongoing purchases of single-use infusion sets, insulin cartridges and other supplies. In addition, our pumps are designed and tested to remain effective for at least four years and a customer may consider purchasing another pump from us when the time comes to replace it. We have developed retention programs aimed at our customers, their caregivers and healthcare providers, which include training specific to our products, ongoing support by our sales and clinical employees, and technical support and customer service. Demand for our products from our existing customers could decline or could fail to increase as anticipated or projected as a result of a number of factors, including the introduction of competing products, breakthroughs for the monitoring, treatment or prevention of diabetes, changes in reimbursement rates or policies, manufacturing problems, perceived safety or reliability issues with our products or components or the products of our competitors, the failure to secure regulatory clearance, certification, or approvals for products or product features in a timely manner or at all, product development or commercialization delays, the impacts and disruption from health epidemics or pandemics, international conflicts, or for other reasons.

The failure to retain a high percentage of our customers and increase sales to these customers consistent with our forecasts would have a material adverse effect on our business, financial condition and operating results.

Failure to secure or retain adequate coverage or reimbursement for our current and future products by third-party payors could adversely affect our business, financial condition and operating results.

A substantial portion of the purchase price of an insulin pump and supplies is typically paid for by third-party payors, including private insurance companies, preferred provider organizations and other managed care providers. Future sales of our current and future products will be limited unless our customers can rely on third-party payors to pay for all or part of the associated purchase cost. Access to adequate coverage and reimbursement for our current and future products by third-party payors is essential to the acceptance of our products by customers. On December 2, 2025, the Centers for Medicare and Medicaid Services (CMS), which administers the U.S. Medicare program, finalized a proposed competitive bidding process for some medical equipment, including continuous glucose monitors and insulin pumps that could affect reimbursement rates for our products. In addition, CMS finalized a proposed change in payment for these devices to a monthly rental basis which could impact when our pumps are shipped and corresponding sales are recognized.

As guidelines in setting their coverage and reimbursement policies, many third-party payors in the United States use coverage decisions and payment amounts determined by CMS. Medicare periodically reviews its reimbursement practices for diabetes-related products, and there is uncertainty as to the future Medicare coverage structure and reimbursement rate for our products. It is also possible that CMS may continue to review and modify the current coverage and reimbursement of diabetes-related products in connection with anticipated changes to the regulatory approval process for insulin pumps and related products, software applications and services. In addition, third-party payors that do not follow the CMS guidelines may adopt different coverage and reimbursement policies for our current and future products. Further, it is possible that some third-party payors will not offer any coverage for our current or future products. For instance, it is possible that third-party payors may adopt policies in the future that designate one or more of our competitors as their preferred, in-network durable medical equipment provider of insulin pumps and that such policies would discourage or prohibit the payors' members from purchasing our products, which would adversely impact our ability to sell our products.

We are pursuing a multi-channel managed care strategy and have begun offering pumps and supplies through the pharmacy channel. However, the commercial opportunity in the pharmacy channel will be limited unless a substantial portion of the sales price for any products offered through the pharmacy channel is covered by third-party payors, including private insurance companies, health maintenance organizations, preferred provider organizations, federal and state government healthcare agencies, intermediaries, Medicare, Medicaid and other managed care providers. Medicare Part D plan sponsors may provide coverage for certain products under the Medicare Part D prescription drug program, which requires negotiating with third-party payors to provide these products through the pharmacy channel in the United States. If our efforts to enter into and maintain additional contracts with intermediaries and third-party payors for products we offer or seek to offer through the pharmacy channel take longer than anticipated or are not successful, our ability to successfully offer these products or any future products through the pharmacy channel will be limited.

We believe that there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to reduce costs while expanding individual healthcare benefits. The current administration is pursuing policies to reduce regulations and expenditures across government including at the U.S. Department of Health and Human Services (HHS), the FDA, CMS and related agencies. It is possible that certain of these changes could impose additional limitations on the rates we will be able to charge for our current and future products or the amounts of reimbursement available for our current and future products from governmental agencies or third-party payors. Current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition.

We currently have contracts establishing reimbursement for our insulin pump products with a number of national and regional third-party payors in the United States. While we may enter into additional contracts both in the United States and in the international countries in which our insulin pumps and supplies are available through third-party payors, and add coverage for future products under our current agreements, we cannot guarantee that we will succeed in doing so or that the reimbursement contracts that we are able to negotiate will enable us to sell our products on a profitable basis or in certain channels, including the pharmacy channel. In particular, we have limited experience securing reimbursement in international markets. Government involvement in funding healthcare may limit access to or reimbursement for our products. In addition, existing contracts with third-party payors generally include numerous quality and compliance related requirements, including audit rights, and can be modified or terminated by the third-party payor without cause and with little or no notice to us. Our compliance with the administrative procedures or requirements may result in increased costs for us and delays in processing approvals by those third-party payors for customers to obtain coverage for our products, and any payor audits of our compliance obligations may result in requests for refunds or other costs. Failure to secure or retain adequate coverage or reimbursement for our current and future products by third-party payors, or delays in processing approvals by those payors, could result in the loss of sales, which could have a material adverse effect on our business, financial condition and operating results.

Further, the healthcare industry continues to be increasingly focused on cost containment as government and private insurers seek to control healthcare costs by imposing lower payment rates and negotiating reduced contract rates with third-party payors. If third-party payors deny coverage or reduce their current levels of payment, or if our production costs increase faster than increases in reimbursement levels, we may be unable to sell our products on a profitable basis.

We operate in a very competitive industry and if we fail to compete successfully against our existing or future competitors, or if the competitive environment harms our business partners, our financial condition and operating results may be negatively affected.

The medical device industry is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products, treatment techniques or technologies, as well as other activities of industry participants. To continue to compete effectively, we must continue to create, invest in or acquire advanced technology, incorporate this technology into our proprietary products, obtain regulatory clearance, certification, or approvals in a timely manner, and manufacture and successfully market our products. Given these factors, we cannot guarantee that we will be able to compete effectively or continue our level of success.

Our primary competitors are major medical device companies, primarily Beta Bionics, Insulet, Medtronic, mylife (formerly Ypsomed) and Sequel. There are also a number of other companies developing and marketing their own insulin delivery systems and/or related software applications, including insulin pumps and Bluetooth-enabled insulin pens to support MDI therapy. Some of our primary competitors enjoy several competitive advantages over us, including:

- greater financial and human resources for sales and marketing, product development, customer service and clinical resources;

- greater ability to respond to competitive pressures, regulatory uncertainty, or challenges within the financial markets;

- established relationships with healthcare providers, third-party payors and regulatory agencies;

- established reputation and name recognition among healthcare providers and other key opinion leaders in the medical industry generally and the diabetes industry in particular;

- larger and more established distribution networks;

- greater ability to cross-sell products or provide incentives to healthcare providers to use their products; and

- more experience in conducting R&D, manufacturing, clinical trials, and obtaining regulatory approval or clearance.

In addition, the competitive environment in which we operate has resulted and may continue to result in competitive pressures on our manufacturers, suppliers, distributors, collaboration partners and other business constituents. For example, we have entered into development agreements with Dexcom, which provide us with non-exclusive licenses to integrate various generations of Dexcom CGM technology with our insulin pump products. We have also entered into agreements with Abbott to develop and commercialize integrated diabetes solutions using Abbott's glucose sensors. There can be no assurance that our collaborations with Dexcom and Abbott will be successful or that we will not experience delays, business disputes, or other unanticipated challenges. Competitive pressures within our industry could negatively impact the financial condition of our business partners and impact their ability to fulfill contractual obligations to us, which could negatively impact our product sales, result in delays in obtaining regulatory clearances, certifications, or approvals for new products, harm our reputation, and result in harm to our financial condition and operating results.

For these and other reasons, we may not be able to compete successfully against our current or potential future competitors, which could have a material adverse impact on our financial condition and operating results.

Competing products, therapeutic techniques or other technological developments and breakthroughs for the monitoring, treatment or prevention of diabetes may render our products obsolete or less desirable or reduce the size of our potential market.

Our ability to grow our business and achieve our strategic objectives will depend, among other things, on our ability to develop and commercialize products for the treatment of diabetes that offer distinct features and functionality, are easy-to-use, provide superior treatment outcomes, receive adequate coverage and reimbursement from third-party payors, and are otherwise more appealing than available alternatives. Our primary competitors, as well as a number of other companies and medical researchers are pursuing new delivery devices, delivery technologies, therapeutic techniques, sensing technologies, treatment techniques, procedures, drugs and other therapies for the monitoring, treatment and prevention of diabetes. Any breakthroughs in diabetes monitoring, treatment or prevention could reduce the potential market for our products or render our products obsolete altogether, which would significantly reduce our sales or cause our sales to grow at a slower rate than we currently expect. In addition, even the perception that new products may be introduced, or that technological or treatment advancements could occur and could result in delayed purchases or a decline in market share. For example, since 2023, ongoing adoption of the GLP-1 class of drugs in diabetes and news surrounding the expansion of use of GLP-1 drugs in obesity has likely had a negative impact on the insulin therapy market.

Because the insulin-dependent diabetes market is large and growing, we anticipate companies will continue to dedicate significant resources to developing competing products and technologies. The introduction by competitors of products that are or claim to be superior to our products may create market confusion that may make it difficult to differentiate the benefits of our products over competing products. In addition, some of our competitors employ aggressive pricing strategies, including the use of discounts, rebates, low-cost product upgrades or other financial incentives that could adversely affect sales of our products. If a competitor develops a product that competes with or is perceived to be superior to our products, or if competitors continue to use strategies that place downward pressure on pricing within our industry, our sales may decline, our operating margins could be reduced and we may fail to meet our financial projections, which would materially and adversely affect our business, financial condition and operating results.

Moreover, we have designed our hardware products to resemble modern consumer electronic devices to address certain wearability and functionality concerns consumers have raised with respect to traditional pumps. Similarly, we continue to incorporate new features and functions that are common to other consumer-oriented applications. These consumer industries are themselves highly competitive, and characterized by continuous new product introductions, rapid developments in technology, and subjective and changing consumer preferences. If, in the future, consumers cease to view our products as contemporary or convenient as compared to then-existing consumer technology, our products may become less desirable.

We may face unexpected challenges in marketing and selling our products, and training new customers on the use of our products, which could harm our ability to achieve our sales forecasts.

We have limited experience marketing and selling our newer products as well as training new customers on their use, particularly in international markets. In addition, the vast majority of our existing customers are individuals with type 1 diabetes, and we have limited experience marketing and selling our products to customers with type 2 diabetes.

Our financial condition and operating results are and will continue to be highly dependent on our ability to adequately promote, market and sell our insulin pump and related products, and the ability of our diabetes educators to train new customers on the use of our products. If our sales and marketing representatives or diabetes educators are restricted in their ability to interact with healthcare professionals and customers, our sales could decrease or may not increase at levels that are in line with our forecasts.

Our sales and marketing efforts largely depend on independent distributors who are free to market products that compete with our products. If we are unable to maintain or expand our network of independent distributors, our sales may be negatively affected.

Although we are implementing a multi-channel managed care strategy that includes offering our products through the pharmacy channel, we believe a majority of our sales will continue to be to independent distributors for at least the near term, and it is possible that the percentage of our sales to independent distributors could increase. For example, our dependence upon independent distributors could increase if third-party payors decide to contract with independent distributors directly in lieu of contracting with us to supply our products to their members directly. Our dependence upon independent distributors could also increase if customers prefer to purchase all of their diabetes supplies through a single source, instead of purchasing pump-related products through us and other diabetes supplies through other suppliers. If we are unable to maintain or expand our network of independent distributors, our sales may be negatively affected.

None of our independent distributors in the United States have been required to sell our products exclusively and each of them may freely sell the products of our competitors. As a result, our independent distributors may not devote a sufficient level of resources and the support required to generate awareness of our products and grow or maintain product sales at the levels we expect, which may negatively affect our sales.

If any of our key independent distributors were to cease to distribute our products or reduce their promotion of our products as compared to the products of our competitors, our sales could be adversely affected. In that case, we may need to seek alternative independent distributors or increase our reliance on our other independent distributors, our direct sales representatives or the pharmacy channel, which may not prevent our sales from being adversely affected. Additionally, to the extent we enter into additional arrangements with independent distributors to perform sales, marketing or distribution services, the terms of the arrangements could result in our product margins being lower than if we directly marketed and sold our products.

If the third parties on which we increasingly rely to assist us with our current and anticipated pre-clinical development or clinical trials do not perform as expected, we may not be able to obtain regulatory clearance, certification, or approval or commercialize our products.

As our clinical infrastructure expands, we expect to increasingly rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct some of our current and anticipated pre-clinical investigations and clinical trials. If we are not able to reach mutually acceptable agreements with these third parties on a timely basis, these third parties do not successfully carry out their commitments or regulatory obligations or meet expected deadlines, or the quality or accuracy of the data they obtain is compromised due to the failure to adhere to agreed-upon clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory clearance, certification, or approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected.

We are dependent on clinical investigators and clinical sites to enroll participants in our current and anticipated clinical trials and human factors studies, and the failure to successfully complete those trials and studies could prevent us from obtaining regulatory clearances, certifications, or approvals for or commercializing our products.

As part of our product development efforts, we expect to increasingly rely on clinical investigators and clinical sites to enroll participants in our clinical trials or users in our human factors testing and other third parties to manage such trials and testing and to perform related data collection and analysis. However, we may not be able to control the amount and timing of resources that clinical sites may devote to our clinical trials or other studies. If these clinical investigators and clinical sites fail to enroll a sufficient number of patients, fail to ensure compliance by patients with clinical protocols, or fail to comply with regulatory requirements, we may be unable to successfully complete our clinical trials or other studies, which could prevent us from obtaining regulatory clearances, certifications, or approvals for our products and commercializing our products, which would have an adverse impact on our business.

If important assumptions about the potential market for our products are inaccurate, or if we have failed to understand what people with insulin-dependent diabetes are seeking in an insulin pump, our business and operating results may be adversely affected.

Our business strategy was developed based on a number of important assumptions about the diabetes industry in general, and the insulin-dependent diabetes market in particular, any one or more of which may prove to be inaccurate or may change over time. For example, we believe that the benefits of insulin pump therapy as compared to other common insulin treatment alternatives will continue to drive growth in the market for insulin pump therapy. In addition, World Health Organization data indicates that the incidence of diabetes in the United States and worldwide is increasing. Further, diabetes management can vary greatly from person to person, creating multiple market segments based on clinical needs and personal preferences. However, each of these assumptions may prove to be inaccurate and limited sources exist to compare treatment alternatives and obtain reliable market data. The actual incidence of diabetes, and the actual demand for our products or competing products, could differ materially from our projections. In addition, until 2025, our strategy has been to focus exclusively on the type 1 diabetes market, and there is no guarantee that we will have commercial success in our efforts to address patients with type 2 diabetes who require intensive insulin therapy.

Another key element of our business strategy is using market research to understand what people with diabetes are seeking to improve in their diabetes therapy management. This strategy underlies our entire product design, marketing and customer support approach and is the basis on which we developed our current products and are pursuing the development of new products. However, our market research is based on interviews, focus groups and online surveys involving people with insulin-dependent diabetes, their caregivers and healthcare providers, which represent only a small percentage of the overall insulin-dependent diabetes market. As a result, the responses we receive may not be reflective of the broader market and may not provide us with accurate insight into the desires of people with insulin-dependent diabetes. In addition, understanding the meaning and significance of such market research responses necessarily requires that analysis be conducted and conclusions be drawn. We may not be able perform an analysis that yields meaningful results, or the conclusions we draw from the analysis could be misleading or incorrect. Moreover, even if our market research has allowed us to better understand the features and functionality consumers are seeking in an insulin pump to improve management of their diabetes therapy, there can be no assurance that consumers will actually purchase our products or that our competitors will not develop products with similar features.

Any concerns regarding the safety and efficacy of our products could limit sales and cause unforeseen negative effects on our business prospects and financial results.

Studies to evaluate the safety or effectiveness of our latest products in a controlled setting are only available over the past few years. As a result, people with insulin-dependent diabetes and healthcare providers may not be familiar with our studies and may be slower to adopt or recommend our products. Further, even with data from controlled studies third-party payors may not be willing to provide coverage or reimbursement for our products. We remain subject to regulatory and product liability risks, and these and other factors could slow the adoption of our products and result in our sales being lower than anticipated. In addition, future studies or clinical experience may indicate that treatment with our products is not superior to treatment with competing products. Such results could slow the adoption of our products and significantly reduce our sales, which could prevent us from achieving our forecasted sales targets or achieving or sustaining profitability.

If the results of clinical studies or other experience, such as our monitoring or investigation of customer complaints, indicate that our products may cause or create an unacceptable risk of unexpected or serious complications or other unforeseen negative effects, we could be required to inform our customers of these risks or complications or, in more serious circumstances, we could be subject to mandatory product recalls, suspension or withdrawal of clearance, certification, or approval from regulatory authorities or Notified Bodies, product recalls or seizure, operating restrictions, interruption of production, fines, civil penalties and criminal prosecution which could result in significant legal liability, harm to our reputation, and a decline in our product sales.

Any actual or alleged illness or injury associated with any of our products or product recalls, software recalls or medical device corrections may negatively impact our financial results and business prospects depending on a number of factors, including the scope and seriousness of the problem, degree of publicity, reaction of our customers and healthcare professionals, competitive response, and consumer perceptions generally. We have initiated voluntary recalls and corrections in the past.

Even if an allegation or product liability claim lacks merit, cannot be substantiated, is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products have caused or carry a risk of causing illness, injury or death could adversely affect our reputation with customers, healthcare professionals, third-party payors, and existing and potential collaborators, and could adversely affect our operating results and cause a decline in our stock price. Furthermore, general concerns regarding the perceived safety or reliability of any of our products, or any component thereof, may have a similar adverse effect on us.

Our ability to achieve profitability will depend, in part, on our ability to reduce the per-unit cost of our products while also increasing production volume.

We believe our ability to reduce the per-unit cost of our insulin pumps and related products will have a significant impact on our ability to achieve profitability. Our cost of sales includes raw materials and component parts, labor costs, product training expenses, freight, reserves for expected warranty costs, royalties, scrap and charges for excess and obsolete inventories. It also includes manufacturing overhead costs, including expenses relating to quality assurance, manufacturing engineering, material procurement and inventory control, facilities, equipment, information technology and operations supervision and management. Our warranty reserve requires a significant amount of judgment and is primarily estimated based on historical experience. Recently released versions of our pump may not incur warranty costs in a manner similar to previously released pumps and the launch of our mobile app also may result in unanticipated changes in historical trends.

If we are unable to increase our production volumes while sustaining or reducing our overall cost of sales, including through arrangements such as volume purchase discounts, negotiation of pricing and cost reductions with our suppliers, more efficient training programs for customers, improved warranty performance or fluctuations in warranty estimates, it will be difficult to reduce our per-unit costs and our ability to achieve profitability will be constrained.

In addition, the per-unit cost of our products is significantly impacted by our overall production volumes, and any factors that prevent our products from achieving market acceptance, cause our production volumes to decline, alter our product mix, result in our sales growing at a slower rate than we expect, or result in the closure of our manufacturing facilities, would significantly impact our expected per-unit costs, which would adversely impact our gross margins. Further, we may not achieve the anticipated improvements in manufacturing efficiency as we undertake actions to expand our manufacturing capacity. We are also subject to other general market and economic conditions that may increase our expenses, including unpredictable variability in commodity prices, wage increases and inflation. If we are unable to effectively manage our overall costs while increasing our production volumes and lowering our per-unit costs, we may not be able to achieve or sustain profitability, which would have an adverse impact on our business, financial condition and operating results.

Manufacturing risks may adversely affect our ability to manufacture products, which could negatively impact our sales and operating margins.

Our business strategy depends on our ability to manufacture our current and proposed products in sufficient quantities and on a timely basis to meet consumer demand, while adhering to product quality standards, complying with regulatory requirements and managing manufacturing costs. We are subject to numerous risks related to our manufacturing capabilities, including:

- quality or reliability defects in product components that we source from third-party suppliers;

- our inability to secure product components in a timely manner due to shipping delays at ports of entry or exit, the impact of natural disasters, global conflicts, health pandemics or other issues, in sufficient quantities and on commercially reasonable terms;

- difficulty identifying and qualifying alternative suppliers for components in a timely manner;

- implementing and maintaining acceptable quality systems while experiencing rapid growth;

- our failure to increase production of products to meet demand;

- our inability to modify production lines and expand manufacturing facilities to enable us to efficiently produce future products or implement changes in current products in response to consumer demand or regulatory requirements;

- our inability to manufacture multiple products simultaneously while utilizing common manufacturing equipment;

- government-mandated or voluntary closures of, or operational limitations impacting, our manufacturing facilities; and

- potential damage to or destruction of our manufacturing equipment or manufacturing facilities.

As demand for our products increases, and as the number of our commercial products expands, we will have to invest additional resources to purchase components, hire and train employees, and enhance our manufacturing processes and quality systems. We have also increased our use of third parties to perform contracted manufacturing services for us and failure in our oversight of these third parties or any disruption to their network business could negatively impact our business operations. We may also need to acquire additional custom designed equipment to support the expansion of our manufacturing capacity. In addition, although we expect some of our products under development to share product features and components with our current products, manufacturing of these products may require modifying our production lines, hiring specialized employees, identifying new suppliers for specific components, qualifying and implementing additional equipment and procedures, obtaining new regulatory clearances, certifications, or approvals, or developing new manufacturing technologies. Ultimately, it may not be possible for us to manufacture these products at a cost or in quantities sufficient to make these products commercially viable.

If we, our contract manufacturers, or our suppliers fail to increase our production capacity to meet consumer demand while also maintaining product quality standards, obtaining and maintaining regulatory clearances, certifications, or approvals, and efficiently managing costs, our sales and operating margins could be negatively impacted, which would have an adverse impact on our financial condition and operating results.

We depend on a limited number of third-party suppliers for certain components and products, and the loss of any of these suppliers, their inability to provide us with an adequate supply of components or products, or our inability to adequately forecast customer demand, could harm our business.

We currently rely, and expect to continue to rely, on third-party suppliers to supply components of our current products and our potential future products, including our single-use insulin cartridges. For example, we rely on plastic injection molding companies to provide plastic molded components, electronic manufacturing suppliers to provide electronic assemblies, and machining companies to provide machined mechanical components. We also purchase all of our infusion sets and pump accessories from third-party suppliers. For our business strategy to be successful, our suppliers must be able to provide us with components and products in sufficient quantities, in compliance with regulatory requirements and quality control standards, in accordance with agreed-upon specifications, at acceptable costs and on a timely basis.

Although we have long-term supply agreements with many of our suppliers, these agreements do not include long-term capacity commitments. Under most of our supply agreements, we make purchases on a purchase order basis and have no obligation to buy any given quantity of components or products until we place written orders, and our suppliers have no obligation to manufacture for us or sell to us any given quantity of components or products until they accept an order. In addition, our suppliers may encounter problems that limit their ability to manufacture components or products for us, including financial difficulties, damage to their manufacturing equipment or facilities, inability to obtain raw materials or other components, or problems with their own suppliers. If we fail to obtain sufficient quantities of high-quality components to meet demand on a timely basis, we could lose customer orders, our reputation may be harmed, and our business could suffer.

We generally use a small number of suppliers for our components and products, some of which are located internationally, including in China, Mexico and Costa Rica. Depending on a limited number of suppliers exposes us to risks, including limited control over costs, including tariffs, availability, quality and delivery schedules. Moreover, in some cases we do not have long-standing relationships with our manufacturers and may not be able to convince suppliers to continue to make components available to us unless there is demand for such components from their other customers. As a result, there is a risk that certain components could be discontinued and no longer available to us at acceptable prices, or at all. We have in the past been, and we may in the future be, required to make significant "last time" purchases of component inventories that are being discontinued by the manufacturer to ensure supply continuity. If any one or more of our suppliers cease to provide us with sufficient quantities of components in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply. We consistently evaluate alternative suppliers of several existing components and qualifying new alternatives to existing select components, but there is no assurance that we will be able to identify alternative sources that meet our requirements and at comparable prices, or at all. Because of factors such as the proprietary nature of our products, our quality control standards and applicable regulatory requirements, we cannot quickly engage additional or replacement suppliers for some of our critical components. Failure of any of our suppliers to deliver products at the level our business requires could harm our reputation and limit our ability to meet our sales projections, which could have a material adverse effect on our business, financial condition and operating results.

We place orders with our suppliers using our forecasts of customer demand, which are based on a number of assumptions and estimates, in advance of purchase commitments from our customers. As a result, we incur inventory and manufacturing costs in advance of anticipated sales, which sales ultimately may not materialize or may be lower than expected. If we overestimate customer demand, we may experience higher inventory carrying costs and increased excess or obsolete inventory, which would negatively impact our results of operations. By the same token, if we underestimate future demand, we may be unable to meet future production requirements, or our inventory of critical materials may be below our targeted stocking levels.

We may also have difficulty obtaining components from other suppliers that are acceptable to the FDA or other comparable foreign regulatory authorities, or Notified Bodies, and the failure of our suppliers to comply with regulatory requirements could expose us to regulatory action including warning letters, product recalls, termination or interruption of distribution, operating restrictions, product seizures, delays in obtaining approval or clearance of future products, suspension or withdrawal of approvals, clearances, or certification, fines, civil penalties, or criminal prosecution. Such a failure by our suppliers could also require us to cease using the components, seek alternative components or technologies, and modify our products to incorporate alternative components or technologies, which could necessitate additional regulatory clearances, certifications, or approvals. Any disruption of this nature, or any increased expenses associated with any such disruption, could negatively impact our ability to manufacture our products on a timely basis, in sufficient quantities, or at all, which could harm our commercialization efforts and have a material adverse impact on our operating results.

Any disruption at one of our facilities could adversely affect our business and operating results.

Although we operate in multiple locations, most of our current operations are still conducted in San Diego, California, including our final pump assembly, some manufacturing processes, and the majority of our research and development, management and administrative functions. In addition, the majority of our inventories of component supplies and finished goods is stored at two facilities in San Diego. We take precautions to safeguard our facilities and data infrastructure, including by acquiring insurance, employing back-up generators, adopting health and safety protocols, implementing cybersecurity protections, and utilizing off-site storage of computer data. However, vandalism, terrorism, unplanned power outages, cyberattacks or a natural disaster, such as an earthquake, fire or flood, or other catastrophic event, could damage or destroy our manufacturing equipment or our inventories of component supplies and finished goods, cause substantial delays in our operations, result in the loss of key information, result in reduced sales, and cause us to incur additional expenses. Our insurance coverage may not be sufficient to provide coverage with respect to the damages incurred in any particular case, and our insurance carrier may deny coverage with respect to all or a portion of our claims. Regardless of the level of insurance coverage or other precautions taken, damage to our facilities may have a material adverse effect on our business, financial condition and operating results.

We may not experience the anticipated operating efficiencies of our manufacturing and warehousing operations.

We continue to scale our business operations and add manufacturing requirements for products currently under development. We have outsourced the majority of our t:slim cartridge manufacturing demand to an experienced third-party contract manufacturer; we are in the process of moving our Tandem Mobi cartridge manufacturing to the same third-party contract manufacturer, and we are continually evaluating the outsourcing of other aspects of our operations. If we fail to achieve the operating efficiencies that we anticipate, our manufacturing and operating costs may be greater than expected, which would have a material adverse impact on our operating results. In addition, we or our third-party contract manufacturers may encounter problems during manufacturing for a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction, component part supply constraints and environmental factors, any of which could delay or impede our ability to meet customer demand and have a material adverse impact on our business, financial condition and operating results. Further, because of the custom nature of our cartridge manufacturing process and product components, and the highly regulated nature of our products overall, in the event of any problems with a contract manufacturer, we may not be able to quickly establish additional or alternative arrangements.

We expect that the management and support of our facilities, increasing reliance on third-party contract manufacturers and the increase of our manufacturing volumes will place significant burdens on our management team, particularly in areas relating to operations, quality, regulatory, facilities and information technology. We may not be able to effectively manage our ongoing manufacturing operations and we may not achieve the operating efficiencies that we anticipate, either from our own facilities or from our use of contract manufacturing. Further, additional increases in demand for our products may require that we further expand our business operations, which may require that we obtain additional facilities, make additional investments in capital equipment or increase our use of third-party contract manufacturing.

We may enter into collaborations, licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future sales.

In the ordinary course of our business, we may enter into collaborations, licensing arrangements, joint ventures, strategic alliances or partnerships to develop proposed products or technologies, pursue new markets, or protect our intellectual property assets. We may also elect to amend or modify similar agreements that we already have in place. Proposing, negotiating and implementing collaborations, licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process, and may subject us to business risks. For example, other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities, or may be the counterparty in any such arrangements. We may not be able to identify or complete any such collaboration in a timely manner, on a cost-effective basis, on acceptable terms or at all. In addition, we may not realize the anticipated benefits of any such collaborations that we do identify and complete. In particular, these collaborations may not result in the development of products or technologies that achieve commercial success or result in positive financial results or may otherwise fail to have the intended impact on our business.

Additionally, we may not be in a position to exercise sole decision-making authority regarding a collaboration, licensing or other similar arrangement, which could create the potential risk of creating impasses on decisions. Further, our collaborators and business partners may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators and other business partners, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations, termination rights or the ownership or control or other licenses of intellectual property rights. If any conflicts arise with our current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators, such as Dexcom and Abbott, or any future collaborators devote to our arrangement with them or our future products. Disputes between us and our current, future or potential collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium. For example, we have entered into multiple development and commercialization agreements with Dexcom, which have provided us non-exclusive licenses to integrate various generations of Dexcom's CGM technology with our insulin pump products. Under certain circumstances, these agreements may be terminated by either party without cause or on short notice. Our current agreements with Dexcom do not grant us rights to integrate future generations of Dexcom CGM technology, beyond G7 CGM devices, with any of our current or future products. Termination of any of our agreements with Dexcom would require us to redesign certain current products and products under development, and would require us to integrate an alternative CGM system into our insulin pump systems in certain geographies, which would require significant development and regulatory activities that could result in an interruption or substantial delay in the availability of the product to our customers. The termination of our existing commercial agreements with Dexcom would disrupt our ability to commercialize our existing products and our development of future products, which could have a material adverse impact on our financial condition and results of operations and negatively impact our ability to compete.

Modifications to our business strategy or restructuring of our operations could lead to higher costs or otherwise impact the profitability of our business or the value of our assets.

As changes occur in our business environment, we have adjusted, and may continue to adjust, our business strategies, including our pursuit of a multi-channel managed care strategy to include offering our products through the pharmacy channel. We may also decide to further restructure our operations, specific business functions, or assets. However, any new structure and strategies may not deliver the expected benefits, such as supporting our growth objectives or enhancing shareholder value and could prove less effective than our previous approach. Additionally, external factors, including evolving technology, shifting consumer behaviors, acceptance of our products, and macroeconomic changes, could negatively impact the value of our assets. These changes or events may lead to costs associated with adjusting our business strategy and potentially necessitate writing down asset values.

Risks Related to Our International Operations

Commercializing our products internationally may result in a variety of risks associated with international operations that could materially adversely affect our business.

Our sales in more than 25 international countries where our products are offered, which accounted for approximately 30% of our total sales during 2025, are accompanied by certain financial and other risks related to international business markets, including:

- local product preferences and differing regulatory requirements for product clearances, certifications, or approvals;

- differing U.S. and foreign medical device import and export rules;

- more restrictive privacy and security laws relating to personal information of end-users and employees, including GDPR and other E.U. Member State national legislation;

- reduced protection for our intellectual property rights in certain international countries compared to the protection that exists in the United States;

- changes in tariffs, trade barriers and regulatory requirements;

- economic weakness, including inflation and workforce instability, and political instability in foreign economies and markets;

- compliance with tax, employment, immigration and labor laws, such as the Foreign Corrupt Practices Act and comparable foreign legislation;

- difficulties associated with foreign legal systems, including increased costs associated with enforcing contractual obligations in foreign jurisdictions;

- political instability and actual or anticipated military or political conflicts;

- difficulties in managing international relationships, including any relationships that we establish with foreign partners, distributors, or sales or marketing agents;

- foreign taxes, including withholding and payroll taxes;

- different reimbursement systems; and

- foreign currency fluctuations, which could result in increased operating expenses and reduced sales, and other obligations incident to doing business in another country.

In addition, entry into international markets may require significant financial resources, impose additional demands on our manufacturing, quality, regulatory, customer support and other general and administrative personnel, and could divert management's attention from managing our core business. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. If we are unable to expand internationally, effectively transition to direct sales in certain countries, manage the complexity of our global operations successfully or if we incur unanticipated expenses, we may not achieve the expected benefits of this expansion and our financial condition and results of operations could be materially and adversely impacted.

Failure to obtain any required regulatory authorization, clearance or certification in foreign jurisdictions will prevent us from marketing our products in international markets.

We sell our products in certain international countries and may seek to begin commercial sales of our products in additional geographies in the future. As we continue to expand our international operations and launch new products, we are increasingly subject to additional regulatory and legal requirements in the international markets. These additional legal and regulatory requirements may result in our incurring significant costs and expenditures. We have limited experience complying with applicable laws and regulations in international markets generally, and in particular when we enter new markets, and if we are not able to comply with any such requirements, our international expansion and business could be significantly harmed.

Failure to comply with the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws could materially adversely affect our business and result in civil and/or criminal sanctions.

The FCPA, the U.K. Bribery Act, and similar anti-bribery laws enacted in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our international customer relationships are with governmental entities and are therefore subject to such anti-bribery laws. Because we do business in the U.K., the U.K. Bribery Act also extends to our interaction with public and private sector entities and persons outside the U.K., including in the United States. Our policies mandate compliance with these anti-bribery laws. We operate in parts of the world that have experienced governmental corruption to some degree, and in certain circumstances strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance programs, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or agents. Violations of anti-bribery laws, or allegations of such violations, could disrupt our business and have a material adverse effect on our results of operations, financial condition, and cash flows.

Risks Related to Our Indebtedness

We have incurred a significant amount of indebtedness, and the agreements governing such indebtedness subject us to required debt service payments, which may restrict our financial flexibility and affect our ability to operate our business.

From time to time, we have financed our liquidity needs under various credit arrangements and we may borrow additional funds in the future. For example, in March 2024, we completed the offering of $316.3 million aggregate principal amount of 1.50% Convertible Senior Notes due 2029 (the 2029 Notes), which are governed by the terms of an indenture (the indenture). In March 2024, we used the proceeds from the offering of the 2029 Notes to repurchase approximately $246.7 million aggregate principal amount of certain Convertible Senior Notes due 2025 (the 2025 Notes) in privately negotiated transactions with holders of the 2025 Notes and in the second quarter of 2025, all remaining 2025 Notes were paid in full. The 2029 Notes are our senior unsecured obligations, and interest on the 2029 Notes is payable in cash semi-annually at a rate of 1.50% per year.

Our failure to comply with certain obligations under the 2029 Notes, or inability to make required debt service payments, could result in an event of default under the indenture. A default, if not cured or waived, could result in acceleration of the indebtedness, which could have a material adverse effect on our business, financial condition and liquidity. Further, if our indebtedness is accelerated, we cannot be certain that cash will be available to pay the indebtedness and we may not have the ability to refinance the indebtedness on terms satisfactory to us or at all.

In addition, our current or future level of indebtedness could affect our business, operations and strategy in several important ways, including the following:

- we may be required to dedicate a portion of our current liquidity or cash flow from operations to interest payments, limiting the availability of cash for other purposes;

- covenants contained in future agreements governing indebtedness may limit our ability to borrow additional funds, refinance indebtedness or make certain investments;

- debt covenants may affect our flexibility in planning for, and reacting to, changes in the economy and our industry;

- a high level of indebtedness may increase our vulnerability to adverse economic and competitive conditions; and

- a high level of indebtedness may limit our ability to obtain additional financing in the future or negatively impact the terms on which additional financing may be obtained.

Servicing the 2029 Notes will require a significant amount of cash, and we may not have sufficient cash flow from our business to repay the 2029 Notes.

Our ability to make scheduled payments of the principal and interest on the 2029 Notes, or to refinance the 2029 Notes depends on our future business operations and liquidity, which are subject, to numerous risks and uncertainties, including, market acceptance of our products, regulatory clearance, certification, or approval for our products, and the competitive environment in which we operate. Our business may not generate or sustain a level of cash flow from operations sufficient to service the 2029 Notes and any future indebtedness we may incur. If we are unable to generate sufficient cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying capital expenditures, selling or licensing assets, refinancing indebtedness, or obtaining additional equity capital. Our ability to successfully engage in these activities will depend on a number of factors, including the value of our assets, our operating results and financial condition, the value of our common stock, and the status of the capital markets at such time. We may not be able to engage in any of these activities on commercially reasonable terms or at all, which could result in a default under the 2029 Notes, or our future indebtedness.

In addition, we may from time to time seek to retire or purchase our outstanding debt, including the 2029 Notes, through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material. Further, any such purchases or exchanges may result in us acquiring and retiring a substantial amount of such indebtedness, which could impact the trading liquidity of such indebtedness.

We may not have sufficient cash or be able to obtain financing to repurchase the 2029 Notes upon a fundamental change, or to settle conversions of the 2029 Notes.

Holders of the 2029 Notes have the right to require us to repurchase their 2029 Notes upon the occurrence of a fundamental change (as defined in the indenture) at a repurchase price equal to 100% of the principal amount of the 2029 Notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion of the 2029 Notes, unless we elect to deliver solely shares of our common stock to settle such conversion, we will be required to settle all or a portion of our conversion obligation through the payment of cash, which could adversely affect our liquidity. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the 2029 Notes or settle conversions of the 2029 Notes. In addition, our ability to repurchase the 2029 Notes or to pay cash upon conversions of the 2029 Notes may be limited by agreements governing our future indebtedness. Our failure to repurchase 2029 Notes at a time when the repurchase is required by the indenture, or to pay any cash payable on future conversions of the 2029 Notes as required by the indenture, would constitute an event of default under the indenture. A default under an indenture, or the fundamental change itself, could also lead to a default under agreements governing our existing or future indebtedness, including the other indenture. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.

Conversion of the 2029 Notes will, to the extent we deliver shares upon conversion of such 2029 Notes, dilute the ownership interest of existing stockholders and may otherwise have a negative impact on the trading price of our common stock.

The conversion of some or all of the 2029 Notes will dilute the ownership interests of existing stockholders to the extent we deliver shares upon conversion of any of the 2029 Notes. Any sales in the public market of the common stock issued upon the conversion of the 2029 Notes could adversely affect prevailing market prices of our common stock. In addition, the perception that some or all of the 2029 Notes may be converted into shares of our common stock in the future could have a negative impact on the trading price of our common stock.

Certain provisions in the indentures governing the 2029 Notes may delay or prevent an otherwise beneficial takeover attempt.

Certain provisions in the indenture governing the 2029 Notes may make it more difficult or expensive for a third party to acquire us. For example, the terms of the 2029 Notes require us to offer to repurchase the 2029 Notes in the event of a fundamental change and, in certain circumstances, to increase the conversion rate for a holder that converts its 2029 Notes in connection with a make-whole fundamental change (as defined in the indenture governing the 2029 Notes). A takeover of the Company may trigger the requirement that we offer to repurchase the 2029 Notes and/or increase the conversion rate of the 2029 Notes for a holder that elects to convert its 2029 Notes, which could make it more costly for a potential acquirer to engage in such takeover. These and other provisions set forth in the indenture may have the effect of delaying or preventing a takeover of the Company that would otherwise be beneficial to investors.

The Capped Call Transactions may affect the value of the 2029 Notes and our common stock.

In connection with the issuance of the 2029 Notes, we entered into capped call transactions (the 2029 Capped Call Transactions) with certain financial institutions (the 2029 option counterparties). The 2029 Capped Call Transaction is expected generally to reduce the potential dilution to our common stock upon any conversion of the 2029 Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 2029 Notes, as the case may be, with such reduction and/or offset subject to a cap.

The 2029 option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions before the maturity of the 2029 Notes. This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the 2029 Notes, which could affect a note holder's ability to convert the 2029 Notes.

The potential effect, if any, of any of these transactions and activities on the market price of our common stock or the 2029 Notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock and the value of the 2029 Notes and, under certain circumstances, the ability of the note holders to convert the 2029 Notes.

We are subject to counterparty risk with respect to the 2029 Capped Call Transactions.

The 2029 option counterparties are financial institutions, and we will be subject to the risk that any or all of them may default under the 2029 Capped Call Transactions. If a 2029 option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the 2029 Capped Call Transaction with such 2029 option counterparty. Our exposure will depend on many factors but, in general, an increase in our exposure will be correlated to an increase in the market price and volatility of our common stock. In addition, upon a default by a 2029 option counterparty, we may suffer more dilution than we currently anticipate with respect to our common stock.

Risks Related to Our Future Financings and Financial Results

We may need or otherwise determine to raise additional funds in the future and if we are unable to raise additional funds when necessary or desirable, we may not be able to achieve our strategic objectives.

As of December 31, 2025, we had $292.7 million in cash, cash equivalents and short-term investments. Our management expects the continued growth of our business, including the expansion of our customer service infrastructure to support our growing base of customers, our plans to continue expanding commercial sales of our products internationally, the growth of our manufacturing and warehousing operations, and the increase of our facility footprint to accommodate additional headcount and R&D activities, will continue to increase our expenses. In addition, the amount of our future product sales is difficult to predict and actual sales may not be in line with our forecasts. Accordingly, our future capital requirements will depend on many factors, including:

- revenue generated by sales of our products, as well as the gross profits and gross margin we realize from such sales;

- the costs associated with maintaining and expanding an appropriate sales, marketing, clinical and customer service infrastructure;

- expenses associated with developing and commercializing our proposed products or technologies, including capital expenditures we make to maintain or enhance our manufacturing operations and distribution capabilities;

- the cost of obtaining and maintaining regulatory clearance, certification, or approval for our products and our manufacturing facilities, and of ongoing compliance with other legal and regulatory requirements;

- expenses we incur in connection with current or future litigation or governmental investigations;

- expenses we may incur or other financial commitments we may make in connection with current and potential new acquisitions, investments, business or commercial collaborations, development agreements or licensing arrangements; and

- general and administrative expenses.

As a result of these and other factors we may in the future seek capital from public or private offerings of our equity or debt securities, or from other sources. If we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, we may incur significant financing or debt service costs, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaborations, licensing, joint ventures, strategic alliances, partnership arrangements or other similar arrangements, it may be necessary to relinquish valuable rights to our potential future products or proprietary technologies, or grant licenses on terms that are not favorable to us.

If we are unable to raise additional capital when necessary, we may not be able to maintain our existing sales, marketing, clinical and customer service infrastructure, enhance our current products or develop new products, take advantage of future opportunities, respond to competitive pressures, changes in supplier relationships, or unanticipated changes in customer demand. Any of these events could adversely affect our ability to achieve our strategic objectives, which could have a material adverse effect on our business, financial condition and operating results.

Our operating results may fluctuate significantly from quarter to quarter.

There has been and may continue to be meaningful variability in our operating results from quarter to quarter, as well as within each quarter, especially around the time of anticipated new product launches or regulatory clearances, certifications, or approvals by us or our competitors, and as a result of the commercial launch of our products in geographies internationally. Our operating results, and the variability of these operating results, will be affected by numerous factors, including:

- our ability to commercialize and sell our current and future products and our ability to increase sales and gross profit from our products, including insulin pumps and the related insulin cartridges and infusion sets;

- the number and mix of our products sold in each quarter;

- acceptance of our products by people with insulin-dependent diabetes, their caregivers, healthcare providers and third-party payors;

- the pricing of our products and competing products, including the use of discounts, rebates or other financial incentives by us or our competitors;

- the effect of third-party coverage and reimbursement policies, including changes by CMS to reimbursement rates and payment schedule through a competitive bidding process for insulin pumps;

- our ability to maintain our existing infrastructure;

- the amount of, and the timing of the payment for, insurance deductibles required to be paid by our customers and potential customers under their existing insurance plans;

- interruption in the manufacturing or distribution of our products, including as a result of our initiation of direct sales in select European countries beginning in 2026;

- our ability to simultaneously manufacture multiple products that meet quality, reliability and regulatory requirements;

- seasonality and other factors affecting the timing of purchases of our products;

- timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

- results of clinical research and trials on our existing and future products;

- the ability of our suppliers to timely provide us with an adequate supply of components that meet our requirements for product quality and reliability;

- regulatory clearances, certifications, or approvals, or adverse regulatory or legal actions, affecting our products or those of our competitors; and

- the timing of revenue and expense recognition associated with our product sales pursuant to applicable accounting standards.

In addition, we expect our operating expenses will continue to increase as we expand our business, which may exacerbate the quarterly fluctuations in our operating results. If our quarterly or annual operating results fall below the expectation of investors or securities analysts, the price of our common stock could decline substantially. Further, any quarterly or annual fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially, and these price fluctuations could result in further pressure on our stock price. We believe quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Risks Related to Macroeconomic Conditions and External Factors

International trade policies, including tariffs, sanctions and trade barriers may adversely affect our business, financial condition and operating results.

We operate in a global economy, and our business depends on a global supply chain for the development, manufacturing, and distribution of our products, and for the advancement of our preclinical and clinical development programs. Based on the complex relationships between the United States and certain foreign countries, there is inherent risk that political, diplomatic and national security influences might lead to trade disputes, trade restrictions, tariffs and impacts and/or disruptions to our operations. There is currently significant uncertainty about the future relationship between the United States and China, Mexico, Canada, the European Union and other foreign countries, including uncertainty with respect to trade policies, treaties, tariffs, taxes, and other limitations on cross-border operations. We import various components, subcomponents and finished products from both Mexico and China and tariffs, trade barriers, and other regulatory requirements could have an adverse effect on our business, financial condition and operating results, the extent of which cannot be predicted with certainty at this time. While we currently rely on existing tariff exemptions, our pumps require FDA clearance, CE marking, and other regulatory approvals that specify our manufacturing processes and component suppliers, making changes to processes and/or suppliers that are less affected by tariffs, trade barriers or other regulatory requirements, difficult and costly. Changes to suppliers or manufacturing locations may require regulatory resubmissions and new approvals, a process that takes significant time and costs. These regulatory constraints significantly limit our ability to quickly adapt our supply chain in response to tariff changes. Moreover, the dynamic and unpredictable tariff and trade landscape creates substantial uncertainty and significant planning challenges for our operations. Changes in tariff classifications, exemptions, country-of-origin requirements, or customs procedures can occur with limited notice. This uncertainty complicates our long-term investment decisions regarding manufacturing facilities, supply chain optimization, and research and development locations.

Current or future tariffs could also result in increased research and development expenses, including with respect to increased costs associated with raw materials, laboratory equipment and research materials and components. Trade restrictions affecting the import of materials necessary for clinical trials could result in delays to our development timelines. Increased development costs and extended development timelines could place us at a competitive disadvantage compared to companies operating in regions with more favorable trade relationships and could reduce investor confidence and negatively impact our business, financial condition and operating results.

The complexity of announced or future tariffs may also increase the risk that we or our customers or suppliers may be subject to civil or criminal enforcement actions in the United States or foreign jurisdictions related to compliance with trade regulations. Foreign governments may also adopt non-tariff measures, such as procurement preferences or informal disincentives to engage with, purchase from or invest in U.S. entities, which may limit our ability to compete internationally and attract non-U.S. investment, employees, customers and suppliers. Foreign governments may also take other retaliatory actions against U.S. entities, such as decreased intellectual property protection, increased enforcement actions, or delays in regulatory approvals, which may result in heightened international legal and operational risks. In addition, the United States and other governments have imposed and may continue to impose additional sanctions, such as trade restrictions or trade barriers, which could restrict us from doing business directly or indirectly in or with certain countries or parties and may impose additional costs and complexity to our business.

Trade disputes, tariffs, restrictions and other political tensions between the United States and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns. The ultimate impact of current or future tariffs and trade restrictions remains uncertain and could materially and adversely affect our business, financial condition, and growth prospects. While we actively monitor these risks, any prolonged economic downturn, escalation in trade tensions, or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, ability to access the capital markets or other financing sources, results of operations, financial condition and growth prospects. In addition, tariff and trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this report.

Uncertainty in current global economic and political conditions could adversely affect our ability to predict product demand and impact our financial results and make it more likely that our actual results could differ materially from expectations.

Our operations and performance depend in part on worldwide economic and political conditions. Many of the jurisdictions in which our products are sold have experienced and could continue to experience unfavorable general economic conditions, such as a recession or economic slowdown, including as a result of political instability and military hostilities in certain geographies, concerns over the potential downgrade of United States sovereign debt and continued sovereign debt, monetary and financial uncertainties in Europe and other geographies, and domestic and global inflationary trends, any of which could negatively affect the affordability of, and consumer demand for, our products. Under difficult economic conditions, consumers may seek to modify spending priorities and reduce discretionary spending by delaying purchases of our products, which could reduce our profitability and could negatively affect our overall financial performance. Other financial uncertainties in our major markets and unstable political conditions in certain markets, including civil unrest and governmental changes, could undermine global consumer confidence and reduce consumers' purchasing power, thereby reducing demand for our products. We cannot predict the reoccurrence of any economic slowdown or the strength or sustainability of the economic recovery, worldwide, in the United States, or in our industry. These and other economic factors could have a material adverse effect on our business, financial condition, and results of operations.

Public health threats, epidemics, or pandemics could have a material adverse effect on our operations, the operations of our business partners, and the global economy as a whole.

Public health threats and other highly communicable diseases and outbreaks could adversely impact our operations, the operations of our customers, suppliers, distributors and other business partners, as well as the healthcare system in general. For example, certain development activities, such as human factors studies associated with our product development efforts and activities supporting the manufacturing scale-up for new products and the recruitment of participants in ongoing clinical studies, may be modified or delayed due to impacts of public health threats, which could our development timelines and regulatory strategies. These delays could have a negative impact on our product commercialization efforts and the future demand for our products.

In addition to the foregoing impacts, disruptions from outbreaks or epidemics, could result in delays in or the suspension of our manufacturing operations, research and product development activities, regulatory work streams, clinical development programs and other important commercial functions. In particular, if we or our third-party manufacturers are required to delay or suspend our manufacturing operations, we may encounter severe product shortages, which would adversely affect our results of operations and harm our reputation. We are also dependent upon our third-party suppliers for many of our product components and for our manufacturing-related equipment, and the incidence of disease could have a material adverse impact on the operations of our suppliers, which could prevent them from timely delivering products to us or supporting our requirements for manufacturing-related equipment. The full extent of the impact of potential future public health threats on our business and operations is subject to change and will continue to depend on a number of factors, including the scope and duration of the pandemic and any resulting changes to general economic conditions in the countries in which we operate and sell our products.

Because our business is global our sales and profits may fluctuate or decline in response to changes in foreign currency exchange rates or other international risks.

International sales accounted for about 30% of our total sales during 2025. Foreign currency fluctuations could result in volatility of our revenue and expenses. In addition, we are exposed to transaction risk because we incur some of our sales and expenses in currencies other than the U.S. dollar. Our most significant currency exposures are to the Canadian dollar, the Euro and Swiss franc, and the exchange rates between these currencies and the U.S. dollar may fluctuate substantially. The strengthening of the U.S. dollar would likely negatively impact our results. We price some of our products in U.S. dollars, and thus changes in exchange rates can make our products more expensive in some offshore markets and reduce our sales. Inflation could also make our products more expensive and increase the credit risks to which we are exposed. In 2025, we began actively hedging our exposure to currency rate fluctuations; however, future foreign currency fluctuations are difficult to predict and there is no guaranty that our foreign currency hedging transactions will have the desired effect. As a result of these hedging transactions and future foreign currency fluctuations, the volatility of our sales, profitability, and stock price could increase and be favorably or unfavorably impacted. These and other risks may have a material adverse effect on our business, financial condition and results of operations as a whole.

The effects of inflation could adversely affect our business.

Inflation has the potential to negatively impact our liquidity, business, financial condition, and results of operations by increasing our overall cost structure. The presence of inflation in the economy has led to, and may continue to lead to, higher interest rates, increased capital costs, supply shortages, and rising labor, component, manufacturing, and shipping costs, along with weaker exchange rates and other similar effects. As a result, we have experienced, and may continue to experience, higher costs. While we may implement measures to mitigate inflation's impact, if these measures prove ineffective, our business, financial condition, results of operations, and liquidity could be significantly harmed. Even if these measures are successful, there may be a delay between the implementation of these actions and their effect on our operations, compared to when the inflationary costs are incurred.

Risks Related to Privacy and Security

We are and may become subject to stringent and evolving United States and foreign laws, regulations, and rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of sales or profits; loss of customers; and other adverse business consequences.

In the ordinary course of business, we process personal data. Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal data privacy and security policies, and contractual requirements.

A number of U.S. laws govern the privacy and security of personal data, including data breach notification laws, data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other laws at the federal and state levels (e.g., wiretapping laws). For example, the United States Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), imposes specific requirements relating to the privacy, security, and transmission of individually identifiable protected health information.

As another example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM) and the Telephone Consumer Protection Act of 1991 (TCPA) impose specific requirements on communications with customers.

Numerous U.S. states have enacted comprehensive data privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. The exercise of these rights may impact our business and ability to provide our products and services. These state laws also allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 (CCPA) applies to personal data of consumers, business representatives, and employees who are California residents and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and also allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, but these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties with whom we work.

Internationally, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, GDPR and Canada's Personal Information Protection and Electronic Documents Act (PIPEDA) or the applicable provincial alternatives, impose strict requirements for processing personal data.

For example, under the GDPR, companies may face temporary or definitive bans on personal data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR / 17.5 million Pounds Sterling under the UK GDPR or, in each case, 4% of annual global sales, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

Additionally, regulators are increasingly scrutinizing companies that process children's data. Numerous laws, regulations, and legally binding codes, such as the Children's Online Privacy Protection Act (COPPA), California's Age Appropriate Design Code, the CCPA, other U.S. state comprehensive privacy laws, the GDPR, and the UK Age Appropriate Design Code impose various obligations on companies that process children's data, including requiring certain consents to process such data and extending certain rights to children and their parents with respect to that personal data or verifying a user's age.

Our employees and personnel may use Artificial Intelligence (AI) technologies (including generative AI) to perform their work. The use and disclosure of personal data in AI technologies is subject to various data privacy laws and other data privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use AI, it could make our business less efficient and result in competitive disadvantages.

In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring certain data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (EEA) and the UK have significantly restricted the transfer of personal data to the United States and other countries whose data privacy laws it deems inadequate. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data, these mechanisms are subject to legal challenges. If these legal challenges change or invalidate these transfer mechanisms, there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful mechanism for us to transfer personal data, or if the requirements for a legally compliant transfer are too onerous, we could face significant adverse consequences. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups.

Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restrictions on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered persons (i.e., individuals and entities who are designated as such by the U.S. Attorney General or considered "foreign persons" and are majority owned by, organized under the laws of, a primary resident in, or a contractor of, a covered person or country of concern, as applicable) that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours and may impact our ability to engage in transactions or agreements with certain third parties in the future.

Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. For example, some of our data processing practices may be challenged under wiretapping laws, if we share consumer information with third parties through various methods. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups. For example, we are subject to the Payment Card Industry Data Security Standard (PCI DSS). We are also bound by other contractual obligations related to data privacy, including those imposed by our payors and business partners, including obligations to comply with applicable data privacy laws. Our failure to comply with our contractual obligations may result in a loss of sales, loss of existing and future business opportunities, and payment of financial damages to the other parties involved. We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

We may also become subject to new laws that regulate non-personal data. For example, the European Union's Data Act imposes certain data and cloud service interoperability and switching obligations to enable users to switch between cloud service providers without undue delay or cost, as well as certain requirements concerning cross-border international transfers of, and governmental access to, non-personal data outside the EEA. Depending on how this act and any similar laws are implemented and interpreted, we may have to adapt our business practices, contractual arrangements, and products and services to comply with such obligations.

Obligations related to data privacy and security (and consumers' data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our employees and personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. In addition, a shift in consumers' data privacy expectations or other social, economic or political developments could impact the regulatory enforcement of these obligations, which could increase the cost of and complicate our compliance with applicable obligations.

If we or the third parties with whom we work fail, or are perceived to have failed to address or comply with applicable data privacy obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans or restrictions on processing of personal data; orders to destroy or not use personal data; and imprisonment of company officials. In particular, plaintiffs have become increasingly more active in bringing data privacy-related claims against companies, including ours, which may include class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis; if viable, these claims carry the potential for monumental statutory damages, depending on the volume of personal data and the number of violations.

Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, as relevant, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

If our information technology systems or those of third parties with whom we work, our data, or our software are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; harm to our reputation; loss of sales or profits; loss of customers; and other adverse consequences.

In the ordinary course of business, the efficient operation of our business depends on our information technology and communication systems, as well as those of third parties with whom we work. We and the third parties with whom we work process confidential, personal, or other sensitive data, including health information, proprietary sales and marketing data, accounting and financial information, manufacturing and quality records, inventory management data, product development tasks, research and development data, customer service and technical support information.

Cyberattacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyberattacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks.

It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.

Our systems, those of the third parties with whom we work, and the underlying data are vulnerable to damage or interruption from a variety of threats, including without limitation earthquakes, fires, floods, other natural disasters, terrorist attacks, social-engineering attacks (including phishing and deep fakes, which may be increasingly more difficult to identify as fake), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, supply chain attacks, personnel misconduct or error, ransomware attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, attacks enhanced or facilitated by AI, and other similar threats. Notably, severe ransomware attacks are becoming increasingly prevalent. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

In addition, our insulin pumps and other products rely on software and hardware, some of which is developed by third parties with whom we work, that could contain vulnerabilities. We take steps designed to detect, mitigate and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work) and products, but we may not be able to detect, mitigate, and remediate such vulnerabilities, including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Our risks may increase significantly due to the use of mobile and cloud-based applications in our medical devices. For example, while our Tandem Device Updater is designed to give us the ability to quickly recover from certain risks and/or vulnerabilities, the use of mobile applications enables third parties to store their information on mobile devices that we do not control. The Tandem Device Updater may also not operate as intended if the software being transmitted contains errors, vulnerabilities or viruses. Vulnerabilities in our products and information systems could be exploited and result in a security incident. In addition to vulnerabilities, the reliance of our insulin pumps and other products on software and hardware exposes us and our customers to risks that may impact the performance of our products. For example, in March 2024, we issued a recall of our Apple iOS t:connect mobile app in the United States relating to an issue that could cause rapid depletion of a user's t:slim X2 insulin pump battery (the March 2024 Recall). On August 20, 2024, we released an updated version of the impacted app to correct the issue described in the March 2024 Recall. In addition, in July 2025, we issued a voluntary medical device correction for select t:slim X2 insulin pumps to address a potential speaker-related issue that was capable of triggering an error resulting in discontinuation of insulin delivery.

Any of the previously identified or similar threats and risks could in the future, as they have in the past, cause a security incident or other interruption that could result in the unauthorized, unlawful or accidental disclosure, access, acquisition, modification, destruction, loss, alteration, or encryption of our sensitive information or our information technology systems or those of the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our products and services.

Furthermore, many of the third parties with whom we work are subject to similar risks. We rely on third parties and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, and other functions and systems. Our ability to monitor information security practices of these third parties is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if these third parties fail to satisfy their privacy- or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such an award. In addition, supply chain attacks have increased in frequency and severity, and we cannot guarantee that infrastructure belonging to these third parties in our supply chain, or the supply chains of third parties with whom we work have not been compromised.

Moreover, remote work has increased risks to our information technology systems and data. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain reasonable or specific security measures or industry standards to protect our information technology systems and sensitive information.

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders of security incidents, or to take other actions. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with applicable requirements could lead to adverse consequences.

If we or a third party with whom we work experience a security incident, or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions (e.g., investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information including personal data, litigation including class claims and mass arbitration demands; indemnification obligations; negative publicity; reputational harm; loss of investor, partner or customer confidence in the effectiveness of our cybersecurity measures; monetary fund diversions; diversion of management attention; interruptions in our operations including availability of data; financial loss; and other similar harms. Security incidents and attendant consequences may cause customers to stop using our products, prevent customers from using our products, deter new customers from using our products, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Our sensitive information could be leaked, disclosed, or revealed as a result of or in connection with our employees, personnel, or third parties with whom we work using generative artificial intelligence (AI) or machine learning (ML) technologies (collectively, AI/ML technologies). Any sensitive information, including confidential, competitive, proprietary, or personal data, that we input into a third-party generative AI platform could be leaked or disclosed to others, including if sensitive information is used to train the third parties' AI model.

Cyberattacks aimed at our devices, products, services, or related systems, with the intent to alter or misuse them in ways that are inconsistent with our FDA clearances and approvals, could pose risks to users.

Medical devices are increasingly connected to the internet, personal technology devices, hospital networks, and other medical devices to enhance healthcare features, improve treatment capabilities for healthcare providers, and help patients manage their conditions. However, these same advancements can also heighten cybersecurity risks, including the potential for unauthorized access and misuse by third parties. As a result, cyberattacks that infiltrate, disrupt, or compromise our devices, products, services, or related systems could affect the quality-of-care patients receive or compromise the confidentiality of patient information. Additionally, any alteration or misuse of these devices, products, or services in ways that are inconsistent with our FDA clearances and approvals could create risks for users and expose the Company to potential liabilities.

Risks Related to Legal and Intellectual Property

Our ability to comprehensively protect our intellectual property and proprietary technology is uncertain.

We rely primarily on patent, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements, to protect our proprietary technologies. However, such methods may not be adequate to protect us or permit us to gain or maintain a competitive advantage. We have applied for patent protection relating to certain existing and proposed products and processes. If we fail to file a patent application timely in any jurisdiction, it could result in us forfeiting certain patent rights in that jurisdiction. Further, we cannot assure you that any of our patent applications will be granted in a timely manner or at all. The rights granted to us under our patents, and the rights we are seeking to have granted in our pending patent applications, may not provide us with any commercial advantage. In addition, those rights could be opposed, contested or circumvented by our competitors, or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer the same or similar products or technologies. Due to differences between foreign and U.S. patent laws, our patented intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Even if patents are granted internationally, effective enforcement in those countries may not be available.

We rely on our trademarks and trade names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our current or future trademark applications will be approved in a timely manner or at all. From time to time, third parties oppose our trademark applications, or otherwise challenge our use of trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote additional resources to marketing new brands. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks.

We have entered into confidentiality agreements and intellectual property assignment agreements with our officers, employees, temporary employees and consultants regarding our intellectual property and proprietary technology. We also enter into confidentiality agreements with potential collaborators and other counterparties, and the terms of our collaboration agreements typically contain provisions governing the ownership and control of intellectual property. In the event of unauthorized use or disclosure or other breaches of those agreements, we may not be provided with meaningful protection for our trade secrets or other proprietary information.

To protect our proprietary rights, we may in the future need to assert claims of infringement against third parties, which may be difficult, expensive and time consuming. The outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is subject to rapid change and constant evolution and, consequently, intellectual property protection in our industry can be uncertain. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights are not infringed, or are invalid or unenforceable, and could award attorneys' fees. The occurrence of any of these events may have a material adverse effect on our business, financial condition and operating results.

Patent litigation in the medical device industry is common, and we may be subject to litigation that could cause us to incur substantial costs and divert the attention of management from our business.

Our success will depend in part on not infringing the patents or violating the other proprietary rights of third parties. While we review third party patents in advance of product launches to try to identify and avoid any infringement concerns, the large number of patents, the rapid rate of new patent issuances, and the complexity of the technology involved mean that there can be no assurance that all potentially relevant patents are identified or that our products do not infringe existing patents or patents that may be granted in the future. As such, there is a risk that third parties may assert patent infringement claims against us. Despite our efforts to avoid infringement and to resolve any claims that may arise, litigation may be necessary to defend against these claims, which could result in substantial costs and diversion of resources and may have a material adverse effect on our business, financial condition, and results of operations. Our competitors in both the United States and international markets may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our current products or products under development.

From time to time, we may receive communications from third parties alleging our infringement of their intellectual property rights or offering a license to their intellectual property relating to products that we are currently developing could require us to do one or more of the following:

- stop selling current products, developing new products or using technology that allegedly infringes on third-party intellectual property;

- try to obtain a license to intellectual property from the third parties, which may not be available on reasonable terms or at all;

- try to re-design our products around third-party intellectual property;

- incur significant royalty payments and legal expenses; or

- pay substantial damages to the party whose intellectual property rights we are allegedly infringing.

For example, we were involved in a multi-year patent dispute with F. Hoffman-La Roche AG and Roche Diabetes Care GmbH until our entry into a settlement agreement in May 2025. See Note 4, "Composition of Certain Financial Statement Items."

We do not maintain insurance to cover the expense or any liability that may arise from an intellectual property dispute. Any litigation or claim against us may cause us to incur substantial costs, divert the attention of management from our business and harm our reputation. Further, as we launch new products, increase our sales and expand the geographic regions in which we commercialize our products, we believe the likelihood of our involvement in intellectual property disputes will increase.

We may be subject to damages resulting from claims that we, or our employees, have wrongfully used or disclosed trade secrets or other proprietary information of our competitors.

Many of our employees were previously employed at other medical device companies, including those that are our competitors or could become our competitors. We may be subject to claims that we, or our employees, have used or disclosed trade secrets or other proprietary information. In addition, we have in the past been, and may in the future, be subject to allegations that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Even if we successfully defend against these claims, any resulting litigation could cause us to incur substantial costs, divert the attention of management from our business and harm our reputation. If our defense of those allegations fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or key personnel. A loss of key personnel or intellectual property rights could limit our ability to commercialize products, which could have an adverse effect on our business.

We may incur product liability losses, and insurance coverage may be inadequate or unavailable to cover these losses.

Our business exposes us to potential product liability claims that are inherent in the medical device industry. We are subject to product liability lawsuits alleging that component failures, manufacturing defects, design defects, or inadequate disclosure of product-related risks or information resulted in an unsafe condition, injury or death to customers. The risk of product liability claims may be even greater after we launch new products with new features or enter new markets where we have no prior experience selling our products. In addition, the misuse of our products or the failure of customers to adhere to operating guidelines could cause significant harm to customers, which could result in product liability claims. Product liability lawsuits and claims, safety alerts or product recalls could cause us to incur substantial costs, divert the attention of management from our business, harm our reputation and adversely affect our ability to attract and retain customers.

Although we maintain third-party product liability insurance coverage, it is possible that claims against us may exceed the coverage limits of our insurance policies. Even if any product liability loss is covered by an insurance policy, these policies have substantial deductibles. In addition, we expect the cost of our product liability insurance will increase as our sales increase. Product liability claims in excess of applicable insurance coverage could have a material adverse effect on our business, financial condition and operating results. In addition, any product liability claim brought against us, with or without merit, could result in further increases of our product liability insurance premiums and make it more difficult to obtain insurance coverage in the future.

Adhering to regulations concerning public company corporate governance and reporting requirements may place a strain on our resources and distract management from other priorities.

Numerous laws and regulations, particularly those enacted under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, new SEC rules, and Nasdaq Stock Market listing requirements, impose obligations on public companies like ours. These have expanded the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. Complying with these laws, including new disclosure requirements, has required and will continue to require substantial management time and oversight, as well as significant accounting and legal expenses. Additionally, changes to accounting rules or standards, such as a potential mandate for U.S. companies to prepare financial statements using International Financial Reporting Standards, could negatively impact our financial results and business, potentially leading to higher accounting fees. These laws and regulations, often vague in their details, are subject to interpretation, and their application may evolve as new guidance emerges from regulatory bodies. This uncertainty could lead to higher costs due to ongoing updates in governance and disclosure practices. We plan to continue investing resources to comply with these evolving laws and regulations, which may increase general and administrative expenses and divert management's attention from revenue-generating activities to compliance efforts. If our compliance efforts differ from regulatory expectations due to ambiguities in the laws, authorities may initiate legal action, which could negatively impact our business.

Risks Related to Our Regulatory Environment

Our products and operations are subject to extensive governmental regulation, and failure to comply with applicable requirements could cause our business to suffer.

The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state regulatory agencies in the United States, foreign regulatory authorities, and Notified Bodies in the EU. The regulations are very complex and are subject to rapid change and varying interpretations. Regulatory restrictions or changes could limit our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales. The FDA and other United States governmental agencies and comparable foreign regulatory authorities and Notified Bodies regulate numerous elements of our business, including:

- product design and development;

- pre-clinical and clinical testing and trials;

- product safety;

- establishment registration and product listing;

- labeling, packaging and storage;

- marketing, manufacturing, sales and distribution;

- import and export;

- pre-market clearance, certification, or approval;

- servicing and post-market surveillance;

- advertising and promotion; and

- recalls and field safety corrective actions.

Before we can market or sell a new regulated product or a significant modification to an existing product in the United States, we must obtain either clearance under Section 510(k) of the Food, Drug and Cosmetic Act (510(k) or approval of a pre-market approval (PMA) application from the FDA, unless an exemption from pre-market review applies. The process of obtaining regulatory clearances, certification, or approvals to market a medical device can be costly and time-consuming, which may be exacerbated if the FDA or other comparable regulatory authorities or Notified Bodies in the EU changes their clearance, certification, and approval policies, and we may not be able to obtain these clearances, certification for our proposed products or approvals on a timely basis or at all, including as a result of:

- our inability to demonstrate that our products are safe and effective for their intended users;

- the data from our pre-clinical studies or clinical trials may be insufficient to support clearance, certification, or approval; or

- the failure of the manufacturing process or facilities we use to meet applicable requirements.

Any delay in, or failure to receive or maintain, clearance, certification, or approval for our products under development could prevent us from generating sales from these products or achieving profitability. Further, regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some customers from using our products and adversely affect our reputation and the perceived safety and efficacy of our products.

Since our inception we have been audited or inspected by various regulatory authorities and Notified Bodies on numerous occasions. We also regularly respond to routine inquiries from regulatory authorities and Notified Bodies. In some instances, these audits, inspections and inquiries result in findings that require us to take corrective actions, which could include changes to our internal policies, procedures or operations, revisions to our product labeling, issuances of customer notifications or the initiation of product recalls, any of which could result in product liability claims and lawsuits. Our failure to appropriately respond to these findings and take corrective action, or to comply with applicable regulations for any other reason, could jeopardize our ability to sell our products and result in enforcement actions such as fines, civil or criminal penalties, injunctions, warning letters, product recalls, operating restrictions, interruption of production, delays in the introduction of products into the market, refusal of the FDA or other comparable foreign regulatory authorities or Notified Bodies to grant future clearances, certification, or approvals, and the suspension or withdrawal of existing clearances, certifications, or approvals by the FDA, other comparable foreign regulatory authorities or Notified Bodies. Any of these sanctions could result in higher than anticipated costs, lower than anticipated sales, and diversion of management time and resources, any of which could have a material adverse effect on our reputation, business, financial condition and operating results.

New products or modifications to our existing products may require new 510(k) clearances, PMAs, CE Marks or other certifications, or may require us to cease marketing or recall the modified products until clearances, certifications or approvals are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new 510(k) clearance or, possibly, a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer's decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary for changes that we have made to our products. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMAs for modifications to our previously cleared or approved products, for which we concluded that new clearances or approvals were not necessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

Further, the FDA's ongoing review of and potential changes to the 510(k) program may make it more difficult for us to modify our previously cleared products, either by imposing stricter requirements on when a new 510(k) for a modification to a previously cleared product must be submitted, or by applying more onerous review criteria to such submissions.

For those medical devices sold in the EU and for which we have obtained a CE Certificate of Conformity by a Notified Body, we must notify the Notified Body that carried out the conformity assessment of the medical devices we market or sell in the EEA of any planned significant changes to the products or if there are substantial changes to our quality assurance systems affecting those products. The Notified Body will then assess the changes and determine whether additional audits or actions are required prior to their implementation. Obtaining variation of existing CE Certificates of Conformity or a new CE Certificate of Conformity can be a time-consuming process, and delays in obtaining required future clearances, certifications or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. Moreover, any substantial changes that take place in the coming years may impact the continuing validity of our CE Certificates of Conformity that were issued on the basis of the Medical Device Directive.

A recall or suspension of our products, or the discovery of serious safety issues with our products, could have a significant negative impact on us.

The FDA and equivalent foreign regulatory authorities have the authority to require the recall or suspension, either temporarily or permanently, of commercialized products in the event of material deficiencies or defects in quality systems, product design or manufacture or in the event that a product poses an unacceptable risk to health. Regulatory authorities have broad discretion to require the recall or suspension of a product or to require that manufacturers alert customers of safety risks, and may do so even in circumstances where we do not believe our product poses an unacceptable risk to health. In addition, manufacturers may, under their own initiative, recall a product or suspend sales if any material deficiency in a product is found or alert customers of unanticipated safety risks. A government-mandated or voluntary recall or suspension by us, one of our distributors or any of our other third-party suppliers could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls, suspensions or other notices relating to any products that we distribute would divert managerial and financial resources, and have an adverse effect on our reputation, financial condition and operating results. We have initiated voluntary recalls and medical device corrections in the past.

Further, under the FDA's Medical Device Reporting regulations and equivalent regulations and requirements in other geographies, we are required to maintain appropriate quality systems and report incidents in which our product may have caused or contributed to serious injury or death in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to serious injury or death. Repeated product malfunctions may result in a voluntary or involuntary product recall or suspension of product sales, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner and have an adverse effect on our reputation, financial condition and operating results. We have initiated product recalls in the past, and our risk of future product recalls may increase as we launch new products or offer new software updates for existing products.

In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products in the EU. We must comply with medical device reporting requirements, including the reporting of adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension, variation or withdrawal of CE Certificates of Conformity, product seizures, injunctions or the imposition of civil or criminal penalties that would adversely affect our business, operating results and prospects. In addition, we have in the past relied on our distributors for assistance with market surveillance in Europe and we may face additional challenges in responding to a voluntary or mandatory recall, requirement to repair or similar corrective action as a result of our recent and ongoing transition to direct sales in select European countries.

Our failure to comply with United States federal and state fraud and abuse laws, including anti-kickback laws and other United States federal and state anti-referral laws, or comparable foreign legislation, could have a material, adverse impact on our business.

The United States has numerous federal and state laws pertaining to healthcare fraud and abuse. Violations of these laws are punishable by criminal and civil sanctions, including imprisonment, significant monetary penalties and exclusion from participation in federal funded programs such as Medicare and Medicaid.

Healthcare fraud and abuse regulations are complex and evolving. Minor irregularities can potentially give rise to claims. The laws that may affect our ability to operate include:

- the federal and state Anti-Kickback Statutes, which prohibit, among other things, persons from knowingly and willfully soliciting, receiving, offering, paying or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind in exchange for or to induce either the referral of an individual for, or the purchase, lease, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and state Medicaid programs;

- federal and state false claims laws which prohibit, among other things, persons from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to Medicare, state Medicaid programs, or other third-party payors;

- federal and state physician self-referral laws, such as the Stark Law, which prohibit a physician from referring Medicare or Medicaid patients to an entity providing "designated health services," including a company that furnishes durable medical equipment, with which the physician or their immediate family member has a financial relationship unless that financial relationship meets an exception under the applicable law;

- federal and state laws, such as the Civil Monetary Penalties Law, that prohibit an individual or entity from offering or transferring remuneration to any person eligible for benefits under a federal or state health care program which such individual or entity knows or should know are likely to influence such eligible individual's choice of provider, practitioner or supplier of any item or service for which payment may be made under federal health care programs such as Medicare and state Medicaid programs;

- federal criminal laws enacted as part of HIPAA that prohibit, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

- federal and state disclosure laws, such as the Physician Payments Sunshine Act, which require certain manufacturers, including medical device manufacturers, to submit annual data pertaining to payments or other transfers of value to covered recipients, including physicians and certain other healthcare providers, and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members;

- federal and state laws governing the use, disclosure and security of personal information, including protected health information, such as HIPAA and the HITECH; and

- foreign and United States state law equivalents of each of the above federal laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Internationally, interactions between medical device companies and healthcare professionals are also governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians' codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Our relationships with healthcare providers and other third parties are subject to scrutiny under these laws. Violations of any of these laws and other applicable healthcare fraud and abuse laws may be punishable by criminal and civil sanctions, including significant fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, financial condition and operating results. Federal government agencies continue to issue proposed and final rules implementing additional process, controls and guidelines for compliance under these laws with which we will be required to comply. We cannot predict the impact of any changes in these laws and whether they might be retroactive. Further, the United States Department of Justice (DOJ) in conjunction with other federal agencies, has increased its scrutiny of interactions between healthcare companies and healthcare providers. Adjusting to new regulatory guidelines and responding to investigations can be time and resource-consuming and can divert management's attention from our core business. Additionally, if we settle an investigation, we may be forced to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. All of the foregoing could increase our costs or otherwise have an adverse effect on our business.

The scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Our current or future activities could be subject to challenge under these laws. Any of these challenges could have a material adverse effect on our reputation, business, financial condition and operating results.

Legislative or regulatory healthcare reforms, or other regulatory reforms, may result in downward pressure on the price of and decrease reimbursement for our products, and uncertainty regarding the healthcare regulatory environment could have a material adverse effect on our business.

The sales of our products depend in part on the availability of coverage and reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations and other healthcare-related organizations. Both the federal and state governments in the United States continue to propose and pass new legislation and regulations designed to, among other things, expand healthcare coverage to more individuals, contain or reduce the cost of healthcare, and improve the quality of healthcare outcomes. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the Affordable Care Act or "ACA") has substantially changed the way healthcare is financed by both governmental and private insurers and encourages improvements in the quality of healthcare items and services. In the future, additional changes could be made to governmental healthcare programs that could significantly impact the success of our products. This legislation and regulation may result in decreased reimbursement for medical devices, which may create additional pressure to reduce the prices charged for medical devices. Reduced reimbursement rates could significantly decrease our sales, which in turn would place significant downward pressure on our gross margins and impede our ability to become profitable. Further, on August 16, 2022, the Inflation Reduction Act of 2022 (the IRA 2022) was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in the Affordable Care Act marketplaces through plan year 2025. The IRA 2022 also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. In addition, on July 4, 2025, the annual reconciliation bill, the "One Big Beautiful Bill Act" ("OBBBA"), was signed into law which is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. OBBBA also narrows access to the Affordable Care Act marketplace exchange enrollment and declined to extend the Affordable Care Act enhanced advanced premium tax credits, which expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies. In addition, on December 2, 2025, CMS finalized its proposed competitive bidding process for some medical equipment, including continuous glucose monitors and insulin pumps that could affect reimbursement rates for our products. In addition, CMS finalized a change in payment for these devices to a monthly rental basis which could impact when our pumps are shipped and corresponding sales are recognized.

We cannot predict which, if any, additional healthcare reform proposals will be adopted, when they may be adopted or what impact they may have on the existing regulatory environment, or our ability to operate our business. Any of these factors could have a material adverse effect on our operating results and financial condition.

In the EU (and in Northern Ireland), the MDR became applicable on May 26, 2021, repealing and replacing both the MDD and Directive 90/385/EEC on active implantable medical devices. The MDR establishes transitional provisions. However, the changes to the regulatory system implemented in the EU by the MDR include stricter requirements for clinical evidence and pre-market assessment of safety and performance, new classifications to indicate risk levels, requirements for third party testing by Notified Bodies, tightened and streamlined quality management system assessment procedures, additional requirements for the quality management system, additional requirements for traceability of products and transparency as well as refined responsibility of economic operators. We are also required to provide clinical data in the form of a clinical evaluation report. Fulfillment of the obligations imposed by the MDR may cause us to incur substantial costs. We may be unable to fulfil these obligations, or our Notified Body may consider that we have not adequately demonstrated compliance with our related obligations to merit a CE Certificate of Conformity on the basis of the MDR.

Recent changes to the European Union regulatory framework for diagnostic medical devices may materially impact our operations, product availability, compliance costs, and market access in the EU. In July 2024, Regulation (EU) 2024/1860 (the Regulation) entered into application. The Regulation imposes new manufacturer obligations, including mandatory pre-notification of supply interruptions starting January 10, 2025. In addition, the Regulation introduces the gradual rollout of EUDAMED, the EU's central database for medical devices and diagnostics. Starting from May 28, 2026, the use of the first four modules will become mandatory: actor registration, UDI/Devices registration, notified bodies and certificates, and Market Surveillance. Failure to meet these new requirements may result in regulatory actions, restrictions on our ability to market our products in the EU, delays in product availability, reputational harm, or loss of sales. Moreover, the evolving nature of the EU regulatory environment creates uncertainty, and additional amendments or guidance could further increase compliance burden or disrupt market access for certain products.

Compliance with these new and expanded EU regulatory requirements may require substantial investment in additional personnel, systems, and processes, including modifications to our supply-chain monitoring, quality-management systems, and regulatory-IT infrastructure to ensure timely and accurate EUDAMED reporting. Failure to meet the new supply-interruption notification requirements or EUDAMED obligations could result in regulatory actions, restrictions on our ability to market our products in the EU, delays in product availability, reputational harm, or loss of sales. Moreover, the evolving nature of the EU regulatory environment creates uncertainty, and additional amendments or guidance could further increase compliance burden or disrupt market access for certain products. These factors, individually or collectively, could have a material adverse effect on our business, financial condition, and results of operations.

Moreover, in the EU, some EU Member States may, after a medical device is CE marked, require the completion of additional studies that compare the cost-effectiveness of a particular medical device candidate to currently available therapies. This Health Technology Assessment (HTA) process is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medical device in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medical devices will often influence the pricing and reimbursement status granted to these products by the competent authorities of individual EU Member States. At the EU level, on January 12, 2025, Regulation No. 2021/2282 on Health Technology Assessment (HTA Regulation) entered into application through a phased implementation. Select high-risk medical devices came into scope in 2026. The HTA Regulation is intended to boost cooperation among Member States in assessing health technologies, including new medical devices. The Regulation establishes a framework for EU-level joint clinical assessments and increased cooperation among EU Member States on clinical aspects of health technology evaluation. Economic, societal aspects and pricing and reimbursement decisions remain under the exclusive authority of individual EU Member States. If we are unable to obtain or maintain favorable pricing and reimbursement status in EU Member States for our medical devices or medical devices that we may successfully develop and for which we may obtain certification, any anticipated sales from and growth prospects for those products in the EU could be negatively affected.

In addition, the exit of the UK from the EU, commonly referred to as "Brexit" could lead to further regulatory divergence between the EU and the UK. On May 26, 2021, the MDR became applicable in the EU. However, the MDR is not applicable in Great Britain (i.e., England, Wales and Scotland), but does apply in Northern Ireland. In Great Britain, medical devices are governed by the Medical Devices Regulations 2002 (SI 2002 No. 618, as amended) (UK MDR 2002) which, for the time being, retains a regulatory framework similar to the framework set out by the MDD. The UK's regulator, the Medicines & Healthcare products Regulatory Agency (MHRA) has published a roadmap to new regulations for medical devices. The first of the regulations, which strengthen post-market surveillance requirements, came into force on June 17, 2025. Further updated regulations are scheduled to follow and 2026. Should the UK or Great Britain further diverge from the EU from a regulatory perspective, tariffs could be put into place in the future. We could therefore, both now and in the future, face significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate sales or achieve profitability of our business. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the EU and the UK.

Governments internationally tend to impose strict price controls, reimbursement approval and rebate policies, which may adversely affect our ability to generate sales.

In some countries, particularly EU Member States and European Free Trade Association (EFTA) countries, the pricing, reimbursement and rebates of health products is subject to governmental control, and in such countries, there can be considerable pressure by governments and other stakeholders on prices, as well as reimbursement and rebates. If reimbursement of our products is unavailable or limited in scope or amount or if pricing or rebates are set at unsatisfactory levels in any such country, our prospects for generating international sales, if any, could be adversely affected and our business could be harmed.

Our advertising and promotion may include claims about our product in comparison to competing products, which could expose us to heightened regulatory scrutiny, enforcement risks, and the potential for litigation.

The FDA applies a heightened level of scrutiny to comparative claims in advertising and promotion, ensuring that promotional labeling is truthful and not misleading. There may be differing interpretations of whether certain communications align with a product's FDA-required labeling, and the FDA assesses these communications on a case-by-case basis. Additionally, making comparative claims may raise concerns among our competitors. If a company claims in its advertising that its product is superior to a competitor's or that the competitor's product is inferior, it could face the risk of a lawsuit from the competitor under federal and state false advertising, unfair trade practices, or potentially state libel laws. Such lawsuits could seek injunctive relief to stop further advertising, a court order for corrective advertising, and compensatory or punitive damages, where allowed by law. Similar risks apply internationally in relation to comparative advertising practices.

Direct-to-consumer marketing and social media initiatives may subject us to increased regulatory scrutiny.

Our efforts to promote our products through direct-to-consumer marketing and social media initiatives may lead to increased scrutiny of how we communicate risk information, benefits, or claims, under the oversight of the FDA, FTC, HHS-OCR, or other regulatory bodies, particularly due to the Make America Healthy Again Commission's recent Strategy Report, detailing how government agencies would increase enforcement on direct-to-consumer pharmaceutical advertising. EU Member States' national legislation may also restrict or impose limitations on our ability to advertise our products directly to the general public. In addition, voluntary EU and national industry Codes of Conduct provide guidelines on the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Risks Related to Environmental, Social and Governance Matters

Environmental, social, and governance (ESG) regulations, initiatives, directives, policies, and requirements could expose us to various risks.

Some regulators, customers, investors, employees, and other stakeholders are focused on ESG issues and related disclosures. These evolving regulations and shifting stakeholder expectations have led, and may continue to lead, to higher general and administrative costs, as well as increased management time and attention spent on compliance. For instance, collecting, measuring, and reporting ESG-related data is becoming more complex due to changing reporting standards, including from international regulatory bodies. In 2023, California passed three separate climate bills addressing greenhouse gas emissions data, climate-related financial risks, and emissions-related claims and carbon offsets. These ESG requirements and initiatives are subject to change, can be unpredictable, and may be challenging and costly for us to meet due to the complexity of our supply chain and the outsourced manufacturing of certain components. If we fail to comply or are unable to ensure our suppliers' compliance with these policies, customers may stop purchasing from us or pursue legal action, potentially damaging our reputation, sales, and financial performance.

Our business could be adversely affected by changing expectations and challenges associated with implementing ESG initiatives, establishing ESG-related goals, gathering ESG data, and disclosing ESG-related information.

We may disclose certain ESG-related initiatives and goals in our SEC filings or other public communications. However, implementing these initiatives and goals could be challenging and costly, with the technologies required potentially being inefficient or slow to develop. Additionally, we may face criticism regarding the accuracy, adequacy, or completeness of our disclosures. Statements about our ESG initiatives, goals, and progress may rely on evolving measurement standards, developing internal controls and processes, and assumptions that could change over time. Furthermore, we may be criticized for the scope or nature of these initiatives or goals, or for any revisions made to them. If our ESG data, processes, or reporting are incomplete or inaccurate, or if we fail to make timely progress toward our ESG goals, our reputation, business, financial performance, and growth may suffer.

Climate change or other extreme weather conditions and related regulations may have a long-term impact on our business.

Climate-related events, including the increasing frequency of extreme weather events and their impact on the United States, Mexico, Canada, and other major regions' critical infrastructure along with potential related regulations, have the potential to disrupt our business, our third-party suppliers, and/or the business of our customers. For example, our third-party contract manufacturers are located in regions subject to natural disasters, including earthquakes, hurricanes, floods, wildfires and other catastrophic events. We strive to partner with organizations that mitigate their business risks associated with climate change. However, we recognize that inherent risks related to climate change, other extreme weather conditions and related regulations exist wherever global business is conducted. While these dangers currently have a low-assessed risk of disrupting our normal business operations, they pose a potential long-term impact on our business.

Although it is difficult to predict and adequately prepare to meet the challenges to our business posed by climate change, if new laws or regulations are more stringent than current legal or regulatory requirements, we may experience increased compliance burdens and costs to meet the regulatory obligations as well as adverse impacts on raw material sourcing, manufacturing operations and the distribution of our products.

Other Risks

The price of our common stock may continue to fluctuate significantly.

The trading price of our common stock has been and will continue to be volatile in response to a variety of factors, including the following:

- actual or anticipated fluctuations in our financial and operating results from period to period;

- market acceptance of our current products and products under development, and the recognition of our brand;

- introduction of proposed products, technologies or treatment techniques by us or our competitors;

- announcements of significant contracts, acquisitions, divestitures or partnerships by us, our competitors or our collaboration partners;

- regulatory clearance, certification, or approval of our products or the products of our competitors or collaboration partners, or the failure to obtain such clearances, certifications, or approvals on the projected timeline or at all;

- the announcement of a product recall, suspension or other safety notice associated with our products or the products of our competitors, or other similar regulatory enforcement actions;

- our and our competitors' financial and operating results relative to the expectations of securities analysts and other market participants and the issuance of securities analysts' reports or recommendations;

- threatened or actual litigation, regulatory proceedings, or government investigations;

- healthcare reforms or anticipated healthcare reform; and

- general political or economic conditions.

In addition, the trading price of our common stock may fluctuate substantially due to other factors, including the numerous risks and uncertainties described in this section. Fluctuations in our stock price may negatively affect the liquidity of our common stock, which could further impact our stock price. Further, our common stock may be susceptible to significant price and volume fluctuations as a result of stock market dynamics, which may impact our common stock without regard to our financial condition or operating performance. Given the competitiveness of the life sciences and medical device industry, the prices at which our common stock trades may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. This volatility could negatively impact our ability to raise additional capital or utilize equity as consideration in any acquisition transactions we may pursue, and could make it more difficult for existing stockholders to sell their shares of the common stock at a price they consider acceptable or at all.

We depend on the knowledge and skills of our senior management and other key employees, and if we are unable to retain and motivate them or recruit additional qualified personnel, our business may suffer.

We have benefited substantially from the leadership and performance of our senior management, as well as certain key employees. For example, key members of our management have experience successfully scaling an early-stage medical device company to achieve profitability. Our success will depend on our ability to motivate and retain our current management and key employees, and to attract, motivate and retain qualified personnel in the future. In our industry, it is common to attract, motivate and retain executive talent and other employees with compensation packages that include a significant equity component. We have issued, and may continue to issue, additional equity incentives that we believe will enhance our ability to retain our current key employees and attract the necessary additional executive talent.

Competition for senior management and key employees in our industry is intense and over the past year we have also experienced general labor shortages in various areas of our business. We cannot guarantee that we will be able to retain our personnel or attract new, qualified personnel. In addition, adoption of new work models and requirements about when or how often employees work on site or remotely may present new challenges. As certain jobs and employers increasingly operate remotely, competition for talent may change in ways that cannot be fully predicted at this time. Moreover, we may need to increase employee wages, equity incentives, and benefits to attract and retain our personnel, which would increase our expenses. It may be difficult to continue to incentivize employees with meaningful equity incentives while limiting the use of the share reserve under our current long-term incentive plans. The loss of the services of certain members of our senior management or key employees could prevent or delay the implementation and completion of our strategic objectives, or divert management's attention to seeking qualified replacements, and any general labor shortages could also negatively impact our ability to expand and scale functions that are needed to support the ongoing development of our products and the future growth of our business. Each member of senior management, as well as the vast majority of our employees, may terminate employment without notice and without cause or good reason. The members of our senior management are not subject to non-competition agreements. Accordingly, the adverse effect resulting from the loss of certain members of senior management could be compounded by our inability to prevent them from competing with us.

Anti-takeover provisions in our organizational documents and Delaware law may delay or prevent a change of control, which could reduce our stock price and prevent our stockholders from removing our current board of directors.

Our amended and restated certificate of incorporation and bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

- authorize the issuance of preferred stock with powers, preferences and rights that may be senior to our common stock, which can be created and issued by the board of directors without prior stockholder approval;

- prohibit stockholders from calling special stockholder meetings;

- prohibit stockholders from acting by written consent without holding a meeting of stockholders;

- require the vote of at least two-thirds of the outstanding shares to approve certain amendments to the certificate of incorporation and bylaws; and

- require advance written notice of stockholder proposals and director nominations.

We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We may seek to grow our business through acquisitions of products or technologies, or investments in businesses, and the failure to successfully manage these acquisitions or investments, or the failure to integrate them with our existing business, could have a material adverse effect on our business, financial condition and operating results.

From time to time, we may consider opportunities to acquire or invest in other companies, products or technologies that may enhance our product platform or technology, expand the breadth of our markets or customer base, or otherwise advance our business strategies. Potential and completed acquisitions and investments involve numerous risks, including:

- problems assimilating, maintaining or operating the acquired products or technologies;

- issues maintaining uniform standards, procedures, controls and policies;

- unanticipated costs, liabilities, impairment charges or write-offs associated with acquisitions or investments;

- diversion of management's attention from our existing business;

- risks associated with entering new markets in which we have limited or no experience; and

- increased legal and accounting costs relating to the acquisitions or to comply with regulatory requirements or other compliance matters.

We do not know if we will be able to identify future acquisitions or investments we deem suitable, whether we will be able to successfully complete any such acquisitions or investments on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or technologies into our business. Our potential inability to integrate any acquired products or technologies effectively may adversely affect our business, operating results and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Federal net operating losses (NOLs) incurred in tax years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOL carryforwards in a taxable year is limited to 80% of taxable income in such year. As of December 31, 2025, we had accumulated federal and state NOL carryforwards of approximately $379.0 million, and $349.3 million, respectively. Of the total federal NOL carryforwards, approximately $295.3 million were generated after January 1, 2018, and therefore do not expire but can only be utilized to offset 80% of future taxable income. The remaining federal NOL carryforwards of $83.7 million will begin to expire in 2034, and state tax loss carryforwards continue to expire.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change in its equity ownership value over a three-year period, the corporation's ability to use its pre-change NOL and research credit carryforwards may be subject to substantial limitations, which could cause U.S. federal income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause NOL carryforwards to expire unused. Similar rules may apply under state tax laws. In addition, there may be other limitations under state law on our ability to utilize NOL carryforwards, including temporary suspensions or other limitations on the use of NOL carryforwards to offset taxable income. We believe we experienced at least one ownership change that significantly reduced our ability to utilize our pre-2018 NOL and research credit carryforwards before they expire. Additionally, future ownership changes under Section 382 may also limit our ability to fully utilize any remaining tax benefits.

We have additional NOLs internationally, totaling $34.3 million, which begin to expire in 2030. We have federal R&D credit carryforwards of $41.0 million which begin to expire in 2040, and California R&D credits of $38.4 million, which have no expiration date.

Uncertainties in the interpretation and application of existing, new and proposed tax laws and regulations could materially affect our tax obligations and effective tax rate.

The tax regimes to which we are subject or under which we operate are unsettled and may be subject to significant change. The issuance of additional guidance related to existing or future tax laws, or changes to tax laws or regulations proposed or implemented by the current or a future United States presidential administration, Congress, or taxing authorities in other jurisdictions, including jurisdictions internationally, or by bodies such as the European Commission or the Organization for Economic Co-operation and Development (OECD), could materially affect our tax obligations (including the costs of compliance) and effective tax rate. To the extent that such changes have a negative impact on us, including as a result of related uncertainty, these changes may adversely impact our business, financial condition, results of operations, and cash flows.

The amount of taxes we pay in different jurisdictions depends on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, tax rates, new or revised tax laws, or interpretations of tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency. Similarly, a taxing authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a "permanent establishment" under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

The U.S. government recently enacted the OBBBA that (along with other recent U.S. federal tax reform) has resulted in significant changes to the taxation of business entities including, among other changes, changes to the taxation of income derived from international operations, changes in the deduction and amortization of research and development expenditures, and limitations on the deductibility of business interest. Future guidance from the Internal Revenue Service and other tax authorities with respect to any legislation may affect us, and certain aspects of such legislation could be repealed or modified or sunset in future years.

The OECD introduced (and is expected to continue to introduce) significant proposed changes to the tax rules of OECD Member States affecting cross-border activity, in particular, through the implementation of a set of proposals, commonly referred to as Pillar Two. These proposals involve, among other measures, the imposition of a minimum effective corporate tax rate on certain multinational enterprises. A number of countries in which we conduct business, including through our subsidiaries, such as the Netherlands and Switzerland, have enacted, or are in the process of enacting, core elements of the Pillar Two rules (with further provisions expected to be enacted in the future). Based on the minimum sales thresholds contained in the Pillar Two rules, we currently expect to fall within their scope. The OECD has issued (and is expected to continue to issue further) administrative guidance providing transition and safe harbor rules in relation to the implementation of the Pillar Two proposals. For example, on January 5, 2026, the OECD published details of a proposed "side-by-side" arrangement providing for, among other things, additional safe harbors for multinational groups headquartered in certain qualifying jurisdictions. We are monitoring developments and evaluating the potential impacts of these new rules, including on our effective tax rates and associated compliance costs, and considering our eligibility to qualify for any relevant transition or safe harbor rules (including under the proposed "side-by-side" arrangement).

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could harm our business and result in a decline in the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement adequate controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations, or to prevent the circumvention of our controls or fraud. For example, Mr. Sheridan, our principal executive officer, and Ms. Vosseller, our principal financial and accounting officer, are involved in a personal relationship and share a primary residence. While our board of directors is informed of the relationship and appropriate actions have been taken to ensure compliance with SEC rules and Company policies and procedures, the existence of this relationship could create additional risk, or the perception of additional risk, that our controls and procedures may not be effective. In addition, any testing by us conducted in connection with Section 404(a) of the Sarbanes-Oxley Act, or any testing conducted by our independent registered public accounting firm in connection with Section 404(b) of the Sarbanes-Oxley Act may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, may require prospective or retroactive changes to our consolidated financial statements, or may identify other areas for further attention or improvement. Any failure to implement appropriate internal controls could also cause investors to lose confidence in our reported financial information, which could harm our business and result in a decline in the trading price of our common stock.

Item 1B.   Unresolved Staff Comments

Not applicable.

Item 1C.   Cybersecurity

Risk Management and Strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and patient and customer data (Information Systems and Data).

Our information security function is led by our Vice President, Cybersecurity (our Information Security Team), and is supported by our Chief Technology Officer, our Chief Legal, Privacy and Compliance Officer and legal department, our Chief Information Officer, and our cybersecurity incident management team. Our Information Security Team is tasked with identifying, assessing and managing our cybersecurity threats and risks. It identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods including: the use of manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and actors, conducting scans of the threat environment, evaluating our and our industry's risk profile, evaluating threats reported to us, conducting risk assessments, coordinating with law enforcement concerning threats, conducting internal and external audits and threat assessments for internal and external threats, obtaining third party threat assessments, conducting vulnerability assessments to identify vulnerabilities, and tabletop incident response exercises.

Depending on the environment and system, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including an incident response policy, vulnerability management policy, disaster recovery and business continuity plan, vendor risk management program, programs for incident detection and response, encrypting certain data, network security controls, data segregation, asset management tracking and disposal, penetration testing, employee training, access controls, physical security controls, systems monitoring, a dedicated cybersecurity officer; and cybersecurity insurance.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, the Information Security Team works with other members of management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business. Additionally, our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports to the Cybersecurity and Data Privacy Oversight Committee, as well as our Board of Directors, the latter of which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including professional services firms, including legal counsel; cybersecurity consultants; cybersecurity software providers; managed cybersecurity service providers; penetration testing firms; and forensic investigators.

We use third-party service providers to perform a variety of functions throughout our business, such as application providers, hosting companies, contract research organizations, contract manufacturing organizations, distributors and supply chain resources. We have a vendor management program to manage cybersecurity risks associated with our use of these providers. The program includes requiring certain vendors to complete security questionnaires, conducting risk assessments for certain vendors, reviewing security assessments, conducting security assessment calls with certain vendor security personnel, and imposing information contractual obligations on the vendor. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see our risk factors in Part I, Item 1A of this Annual Report, including in the section titled "Risks Related to Privacy and Security."

Governance

Our Board of Directors addresses our cybersecurity risk management as part of its general oversight function. The Cybersecurity and Data Privacy Oversight Committee is responsible for overseeing our cybersecurity risk management processes, including oversight of mitigation of risks from cybersecurity threats.

Our cybersecurity management processes are implemented and maintained by our Information Security Team, in consultation with members of our cybersecurity incident management team. Our cybersecurity incident management team is led by our Vice President, Cybersecurity and includes our Chief Human Resources Officer, our Vice President, Privacy, senior personnel from our legal, finance, and relevant business departments (the Incident Management Team). Our Vice President, Cybersecurity brings extensive experience in software development, IT, and cyber security, gained in over two decades in the telecommunications, financial services, defense, and healthcare sectors.

As the leader of our Information Security Team, our Vice President, Cybersecurity, is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, communicating key priorities to relevant personnel, requesting and allocating budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response policy and security incident handling procedure are designed to escalate certain cybersecurity incidents to members of management who are part of the Incident Management Team. The Incident Management Team works to help mitigate and remediate cybersecurity incidents of which they are notified. In addition, the cybersecurity incident response policy and security incident handling procedure include escalating certain cybersecurity incidents to our disclosure committee and, if appropriate, to the Cybersecurity and Data Privacy Oversight Committee.

The Cybersecurity and Data Privacy Oversight Committee meets periodically, and receives regular reports from our Vice President, Cybersecurity and, as appropriate, other members of the Information Security Team concerning any significant cybersecurity threats and risk and the processes we have implemented to address them. The Cybersecurity and Data Privacy Oversight Committee also receives various reports, summaries or presentations related to cybersecurity threats, risk and mitigation, generally. The Cybersecurity and Data Privacy Oversight Committee provides regular reports to the Board of Directors of significant matters related to the Cybersecurity and Data Privacy Oversight Committee's responsibilities, which in turn provides regular reports to our Board of Directors on such significant matters.

Item 2. Properties.

Our corporate headquarters and principal offices are located at a 181,949 square foot facility we lease in San Diego, California. The initial lease term expires in April 2035, and we have two options to extend the lease for additional five-year periods as well as a right of first offer with respect to an additional 16,154 square feet of general office space should the space become available. We lease additional office space in San Diego, California, primarily for research and development activities. We also lease office space in four countries internationally to facilitate operations.

We believe that the facilities that we presently occupy will be sufficient to support our current operations and that suitable additional facilities would be available to us should our operations require it.

Item 3.   Legal Proceedings.

There are no material pending legal proceedings to which we or any of our subsidiaries is a party or of which any of our property is subject.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock has been trading on the Nasdaq Global Market since November 14, 2013 under the symbol "TNDM."

Holders of Record

As of February 16, 2026, there were approximately 38 holders of record of our common stock. The actual number of common stockholders is greater than the number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of our filings under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph illustrates a comparison of the cumulative total stockholder return (change in stock price plus reinvested dividends) of our common stock with (i) The Nasdaq Composite Index, (ii) The Nasdaq Health Care Index, and (iii) the Russell 3000 Index. The graph assumes a $100 investment, on December 31, 2020, in (i) our common stock, (ii) the securities comprising the Nasdaq Composite Index, (iii) the securities comprising the Nasdaq Health Care Index, and (iv) the securities in the Russell 3000 Index.

Comparison of Five-Year Cumulative Total Return among Tandem Diabetes Care, Inc., the NASDAQ Composite Index, the NASDAQ Health Care Index, and the Russell 3000 Index



300.00
200.00
100.00
Index Value ($)
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
12/31/25
Fiscal Year Ending
Tandem Diabetes Care, Inc.
NASDAQ Composite Index
NASDAQ Health Care Index
Russell 3000 Index

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Tandem Diabetes Care, Inc.	$ 100.00	$ 157.32	$ 46.98	$ 30.92	$ 37.65	$ 22.97
NASDAQ Composite	$ 100.00	$ 121.39	$ 81.21	$ 116.47	$ 149.83	$ 180.33
NASDAQ Health Care	$ 100.00	$ 96.45	$ 76.75	$ 81.77	$ 81.07	$ 99.39
Russell 3000	$ 100.00	$ 124.00	$ 98.61	$ 122.23	$ 149.28	$ 172.69

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.

Unregistered Sales of Equity Securities

None.

Repurchases of Equity Securities

None.

Item 6. **[Reserved]**

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations.**

You should read the following discussion and analysis together with the "Consolidated Financial Statements and Supplementary Data" in Part II, Item 8 of this Annual Report. The following discussion contains forward-looking statements, which statements are subject to considerable risks and uncertainties. For additional information, see "Cautionary Note Regarding Forward-Looking Statements" at the beginning of this Annual Report.

A discussion of changes in our results of operations during the year ended December 31, 2024 compared with the year ended December 31, 2023 has been omitted from this Annual Report on Form 10-K but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, which discussion is incorporated herein by reference and which is available free of charge on the SEC's website at www.sec.gov.

Overview

We are a global insulin delivery and diabetes technology company focused on the design, development and commercialization of technology solutions that reduce the burden of diabetes management. We serve approximately 500,000 people living with diabetes in more than 25 countries worldwide. We consider our primary addressable market to be people living with type 1 diabetes and in 2025, began expanding our addressable market to include people living with type 2 diabetes who require intensive insulin therapy. Our goal is to address the individual needs of people with insulin-dependent diabetes and their care team, by offering flexibility and choice in intelligent insulin delivery systems, through an accessible portfolio of market-leading pumps, applications, and insights.

Through our portfolio approach, we offer people living with diabetes a choice in their therapy management system based on their individual needs and preferences. In support of this strategy, our portfolio includes both the t:slim X2 and Mobi insulin pumps. The Tandem Mobi insulin pump is the world's smallest durable automated insulin delivery (AID) system. At approximately half the size of our t:slim X2 pump, Mobi is designed for people who seek even greater discretion and flexibility, and includes features such as expanded pump-control from a mobile application, inductive charging, and an on-pump button that can be used for bolusing and other actions. In 2024, we expanded our portfolio with the commercial availability of Mobi with iOS control in the United States. In May 2025, we received CE Mark approval for the Tandem Mobi insulin delivery system with Control-IQ+ technology. In December 2025, we further expanded the availability of Mobi to Android users in the United States. We are pursuing additional regulatory and pre-commercial activities, such as securing in-country registrations and reimbursement, before launching Mobi internationally.

The vast majority of our customers use their insulin pump with CGM integration. This allows their insulin pump to receive CGM sensor readings, which can then be used in our AID algorithms, including our Control-IQ+ technology. Control-IQ+ is an advanced hybrid-closed loop feature designed to help increase a user's time in their targeted glycemic range. Multiple studies, including four publications in the *New England Journal of Medicine*, the most recent appearing in March 2025, demonstrate that both Control-IQ+ technology and its predecessor, Control-IQ technology, are associated with improved, immediate and sustained clinical outcomes for people living with type 1 or type 2 diabetes across diverse demographics.

The t:slim X2 was the first pump in the industry on which remote software updates were made commercially available in the United States and is now also available in the countries we serve worldwide. This feature allows our customers to update their pump software independently. We believe this offering is a competitive advantage, allowing us to bring our customers clinical and lifestyle enhancements within their warranty cycle without having to purchase a new pump. These enhancements generally include new developments in our AID technology, CGM integrations and mobile app features.

For more than a decade we have offered our customers, their caregivers and healthcare providers a data management application to provide a fast, easy and visual way to display diabetes therapy management data from our pumps and integrated CGMs. Since the launch of Tandem Source, we have enhanced and expanded our digital technology solutions, and will continue to scale into additional countries. In addition to displaying diabetes therapy management data, Tandem Source is also designed to serve as a portal for supplies reordering and pump software updates.

Our Strategy & Future Technology

Diabetes management can vary greatly from person to person, creating multiple market segments based on clinical needs and personal preferences. Our goal is to redefine global leadership in insulin delivery with an accessible portfolio of transformational devices, applications and services that reduce the daily burden of living with diabetes.

In support of this strategy, our portfolio of future technologies includes enhancing the features and capabilities of our t:slim X2 and Mobi insulin pump platforms, including adding a tubeless, extended-wear infusion site option for Mobi users. Our pipeline also includes a next-generation patch pump that incorporates our Sigi Patch Pump technology, and we anticipate marketing it as the next generation Mobi. In addition, our development efforts include extended-wear infusion set technology, dual glucose-ketone sensor integration, and algorithm advancement in pursuit of offering fully closed loop technology.

Pump Reimbursement Cycle

Insulin pumps in the U.S. have generally been reimbursed by third-party insurance carriers, government plans or healthcare systems through a medical benefit, subject to a four-year reimbursement cycle. At the end of the typical four-year reimbursement cycle, customers may become eligible to purchase a new insulin pump, subject to the rules and requirements of their primary insurance payor. In 2025, we began implementing a multi-channel managed care strategy in the United States, which provides the opportunity for reimbursement through a pharmacy benefit as an alternative to a medical benefit. This strategic expansion supports broader access and flexibility in reimbursement pathways for our customers.

Through the medical benefit, pumps are generally reimbursed upfront, separate from the ongoing supply purchases. In 2025, we began contracting for customers to receive their pumps and supplies through a pharmacy benefit with the same upfront reimbursement structure as a medical benefit, but are evolving to an alternative pay-as-you-go reimbursement structure in 2026. This would eliminate the upfront pump reimbursement and distribute it across the ongoing supply purchases. With a lower upfront cost, this model is expected to increase adoption of our products by reducing a barrier for patients when evaluating pump therapy. Overall, we anticipate higher revenue in this model over the four-year life of each customer compared to a medical benefit today. Under this new model, we may initially experience a decrease in sales and gross profit when pumps are shipped, which we expect to be offset by an increase in supply sales and gross profit from both our existing installed base and increased volumes.

Reimbursement models internationally also vary by geography between similar four-year purchase cycles and pump rental models, to which our exposure may grow as we build our direct presence in select markets. These changing policies may reduce the reliance on renewal pump sales in future periods as a key growth driver of the business and underscores the importance of our programs dedicated to customer retention through supply sales.

Trends and Uncertainties Impacting Financial Results

Our financial condition and operating results have historically fluctuated on a quarterly or annual basis. We expect periodic fluctuations will continue based on a number of trends and uncertainties, including the following:

Regulatory Approvals and Actions

- Sales of new products are subject to local government regulations. The requirements and timelines to receive regulatory clearance can vary substantially from country to country and delays may impact our ability to expand our worldwide customer base and bring products to market in a competitive timeframe. These delays, or failure to receive regulatory approval, could adversely impact our sales and results of operations.

- Any adverse event involving products that we distribute could result in future corrective actions, such as recalls or customer notifications, or regulatory agency action, which could include inspection, mandatory recall or other enforcement action. Any action by regulatory bodies against us, and any regulatory challenges we encounter, could have a negative impact on our product sales and harm our reputation.

Markets, Seasonality, Competition, and Product Launches

- We expect our business to be impacted by the introduction of new diabetes devices and treatments by us or our competitors. The success of our products is variable and we believe it correlates to market acceptance, anticipated product launches and commercial availability.

- Seasonality in the United States is associated with annual insurance deductibles and coinsurance requirements of the medical benefit in insurance plans used by our customers and the customers of our distributors. In the United States, we typically experience a higher volume of pump shipments in the second half of the year due to the nature of these reimbursement dynamics. As we expand our access through the pharmacy benefit with no upfront reimbursement for an insulin pump, we anticipate there will be less of a seasonal impact on the business in future periods related to insurance deductibles and coinsurance requirements. Other factors that may impact sales across the year include the timing of winter, summer and other seasonal holidays, particularly in our international markets.

- Regulatory approval and/or upcoming launches of other new Tandem or competing products could also adversely impact timing of purchasing decisions.

- In periods following new product launches, particularly with new hardware platforms, our cost of sales may increase on a per unit basis until the new products achieve manufacturing scale and operating expenses may be elevated by increased sales and marketing spending to support the product launches.

Reimbursement

- In 2025, we began implementing a multi-channel managed care strategy in the United States, which provides the opportunity for reimbursement through a pharmacy benefit. Historically, our products have been offered through a medical benefit where pumps are generally reimbursed upfront, separate from the ongoing supply purchases. This strategic expansion into pharmacy supports broader access and greater affordability for our customers. In the first quarter of 2025, we began establishing access for Tandem Mobi customers to receive their pumps and supplies through a pharmacy benefit with the same upfront reimbursement structure as the medical benefit. In the third quarter of 2025, we expanded pharmacy coverage for existing t:slim X2 customers to receive their supplies through a pharmacy benefit. In 2026, our primary focus will be to continue increasing our sales through the pharmacy benefit with improved scalability of operations, expanded coverage and a change in the reimbursement model. Our contracts will be structured to a "pay as you go" model with reimbursement only for the ongoing supply purchases at a price premium to the DME model, recognizing the overall clinical value of our advanced systems and providing no reimbursement for the durable pump. While transitioning to this model, we may initially experience a decrease in sales and gross profit when pumps are shipped, which we expect to be offset by an increase in supply sales and gross profit from both our existing installed base and increased volumes.

- We generally have had broad insurance coverage for our current products from third-party payors. Our sales and results of operations may be impacted by the failure to secure or retain adequate coverage consistent with current reimbursement levels, changes in reimbursement structures, or availability of affordable options for our customers.

Macroeconomic Factors

- Global economic and market uncertainty, such as recessionary concerns, changes in discretionary spending and increased interest rates have impacted our customers' purchasing decisions and the buying patterns of our distributors.

- High inflation, fluctuations in foreign currency valuations, uncertainty regarding tariffs and trade relations, and the effects of other macroeconomic factors and concerns have disrupted and may continue to disrupt our relationships with suppliers, third-party manufacturers, healthcare providers, distributors and our existing or potential customers, as well as impact our cost structure as more of our business is exposed to foreign currency fluctuations.

Components of Results of Operations

Sales

We offer products for people with insulin-dependent diabetes, including a portfolio of hardware platforms, single-use insulin cartridges and infusion sets, data management platforms and mobile applications. Our primary customers are the end users of our products, non-exclusive distribution partners whose level of service varies based on geography, the healthcare professionals who prescribe our products and the healthcare systems or payors who provide insurance coverage and access to our products. Our sales may fluctuate from period to period. See also "Trends and Uncertainties Impacting Financial Results — Markets, Seasonality, Competition, and Product Launches" above.

From September 2022 through February 2024, we offered the Tandem Choice program to eligible t:slim X2 customers to provide a pathway to ownership of Tandem Mobi for a fee once available. Eligible customers who purchased a t:slim X2 insulin pump during the program period had until December 31, 2024 to exercise the option to switch to the Tandem Mobi for a stated fee. The accounting treatment for Tandem Choice was complex (see Note 2, "Summary of Significant Accounting Policies"). The program required the deferral of some portion of sales for shipments of eligible pumps between the third quarter of 2022 and the first quarter of 2024. When a customer elected to participate in Tandem Choice, we recognized the existing sales deferral, incremental fees received and the associated costs of goods sold for the new insulin pump, Tandem Mobi, at the time of fulfillment. Qualifying customers were able to elect participation in Tandem Choice beginning in the second quarter of 2024. The remaining deferral balance was recognized as revenue when the program ended on December 31, 2024.

Cost of Sales

Cost of sales primarily consists of raw materials, labor costs, manufacturing overhead expenses, reserves for expected warranty costs, product training costs, royalties, and freight. Manufacturing overhead expenses include expenses relating to quality assurance, manufacturing engineering, material procurement, inventory control, facilities, equipment, information technology and operations supervision and management. When taking into consideration the differences in reimbursement levels and cost structure, pumps have historically had a higher gross profit and gross margin percentage than our pump-related supplies on a per unit basis. Therefore, the percentage of pump sales relative to total sales has had a significant impact on our overall gross margin percentage. As we transition to a "pay as you go" model through the pharmacy benefit in the U.S., our overall gross profit and gross margin percentage may be negatively impacted when pumps are shipped, but may be partially or fully offset by the anticipated benefit from higher profits for our recurring sale of supplies.

Selling, General and Administrative

Our selling, general and administrative (SG&A) expenses primarily consist of salary, cash-based incentive compensation, fringe benefits and non-cash stock-based compensation for our sales, marketing and administrative functions, which also includes our clinical, customer support, technical services, insurance verification and regulatory affairs personnel. Our sales territories in the United States are generally maintained by sales representatives and field clinical specialists, and supported by managed care liaisons, additional sales management and other customer support personnel. Other significant SG&A expenses typically include those incurred for commercialization activities associated with new product launches, travel, trade shows, outside legal fees, independent auditor fees, outside consultant fees, insurance premiums, facilities costs and information technology costs.

Research and Development

Our research and development (R&D) activities primarily consist of engineering and research programs associated with our hardware, software and digital health products under development, as well as activities associated with our core technologies and processes. R&D expenses are primarily related to employee compensation, including salary, cash-based incentive compensation, fringe benefits and non-cash stock-based compensation. We also incur R&D expenses for supplies, development prototypes, outside design and testing services, depreciation, allocated facilities and information services, clinical trials, payments under our licensing, development and commercialization agreements and other indirect costs.

Acquired In-process Research and Development (IPR&D)

Acquired IPR&D reflects costs of external research and development projects acquired directly in a transaction other than a business combination, which do not have an alternative future use.

Litigation and Settlement Expense

Litigation and settlement expense reflects costs of litigation and settlement in connection with the Roche Cross-License Agreement, entered into during 2025.

Other Income and Expense, Net

Other income and expense primarily consist of interest earned on our cash equivalents and short-term investments, income or loss from equity method investments, foreign currency transaction gains and losses and interest expense which includes the amortization of debt issuance costs related to our convertible senior notes.

Income Tax Expense (Benefit)

Due to the full valuation allowance against our domestic and foreign deferred tax assets, our consolidated tax provision or benefit in any period is a result of current taxable income or losses generated in the jurisdictions in which we operate as well as reserves established for current period tax uncertainties.

Results of Operations

| | Year Ended December 31, | |
| | 2025 | 2024 |
	(in thousands, except percentages)	
Sales:		
United States	$ 706,936	$ 672,685
International	307,800	267,518
Total sales	1,014,736	940,203
Cost of sales	468,722	450,629
Gross profit	546,014	489,574
Gross margin	54 %	52 %
Operating expenses:		
Selling, general and administrative	444,989	389,824
Research and development	193,114	198,877
Acquired in-process research and development	75,217	—
Litigation and settlement expense	19,951	—
Total operating expenses	733,271	588,701
Operating loss	(187,257)	(99,127)
Other income (expense), net:		
Interest income and other, net	9,086	17,993
Interest expense	(7,907)	(7,415)
Loss from equity method investment	(14,194)	(2,053)
Loss on extinguishment of debt	—	(1,268)
Total other income (expense), net	(13,015)	7,257
Loss before income taxes	(200,272)	(91,870)
Income tax expense	4,438	4,155
Net loss	$ (204,710)	$ (96,025)

Comparison of Years Ended December 31, 2025 and 2024

Sales

For the year ended December 31, 2025, we shipped more than 126,000 pumps worldwide compared to more than 120,000 for the year ended December 31, 2024. Sales were $1.0 billion, which included $307.8 million of international sales. For the year ended December 31, 2024, sales were $940.2 million, which included $267.5 million of international sales. In 2024, we recognized $30.2 million in net pump sales as the result of the conclusion of our Tandem Choice program.

Sales by product in the United States were as follows (in thousands):

| | Year Ended December 31, | |
	2025	**2024**
Sales:		
Pump	$ 353,879	$ 328,625
Supplies and other	353,057	313,811
Net sales recognized for Tandem Choice program	—	30,249
Total sales in the United States	$ 706,936	$ 672,685

For the year ended December 31, 2025, sales in the United States increased primarily due to increased volumes and improved average selling prices. Pump shipments increased to more than 86,000 pumps for the year ended December 31, 2025 compared to nearly 81,000 for the year ended December 31, 2024. Sales in the United States for the year ended December 31, 2024 included $30.2 million in sales related to Tandem Choice. There was no comparable Tandem Choice adjustment for the same period in 2025.

International sales by product were as follows (in thousands):

| | Year Ended December 31, | |
	2025	**2024**
Sales:		
Pump	110,260	105,544
Supplies and other	197,540	161,974
Total international sales	$ 307,800	$ 267,518

For the year ended December 31, 2025, international sales increased due to increased volumes, improved average selling prices and favorable changes in foreign currency exchange rates. Pump sales increased slightly due to an increase in pump shipments to more than 40,000 for the year ended December 31, 2025 compared to nearly 40,000 for the year ended December 31, 2024.

Cost of Sales and Gross Profit

Our cost of sales for the year ended December 31, 2025 was $468.7 million, resulting in gross profit of $546.0 million, compared to cost of sales of $450.6 million and gross profit of $489.6 million for the year ended December 31, 2024. The gross margins for 2025 and 2024 were 54% and 52%, respectively. The increase in gross margin was primarily driven by improved average selling prices and reduced non-manufacturing costs. For the year ended December 31, 2024, gross margin benefited by approximately one percentage point due to the net effect of the Tandem Choice program sales offset by charges to cost of sales of $1.3 million for Tandem Choice fulfillments. There was no comparable Tandem Choice adjustment for the same period in 2025.

Operating Expenses

Our operating expenses for the year ended December 31, 2025 were $733.3 million, compared to $588.7 million for the year ended December 31, 2024.

Selling, General and Administrative Expenses. SG&A expenses were $445.0 million for the year ended December 31, 2025 compared to $389.8 million for the year ended December 31, 2024. The increase in SG&A expenses was attributable to one-time charges for non-recurring facility impairment costs of $6.7 million and restructuring costs of $4.2 million. After one-time costs, the remaining increase of $44.3 million was largely driven by commercial investments in sales infrastructure, including sales force expansion in the United States, costs to support direct operations in Europe and initiatives to create future efficiencies in operations.

	Year Ended December 31, 2025	
	2025	2024
Selling, general and administrative	434,134	389,824
Non-recurring facility impairment costs	6,697	—
Restructuring costs	4,158	—
Total SG&A expenses	$ 444,989	$ 389,824

Research and Development Expenses. R&D expenses were $193.1 million for the year ended December 31, 2025, compared to $198.9 million for the year ended December 31, 2024. The year ended December 31, 2025 included $3.1 million of non-recurring restructuring costs. Excluding these costs, the decrease was primarily due to lower employee expenses, including a $5.3 million reduction in stock-based compensation.

	Year Ended December 31, 2025	
	2025	2024
Research and development	$ 190,002	$ 198,877
Restructuring costs	3,112	—
Total R&D expenses	$ 193,114	$ 198,877

Acquired In-Process Research and Development (IPR&D) Expenses. Acquired IPR&D expenses were $75.2 million for the year ended December 31, 2025, which represented costs associated with the revised AMF purchase agreement (see Note 13, "Acquisitions"). We did not incur any IPR&D expenses for the year ended December 31, 2024.

Litigation and Settlement Expense. Litigation and settlement expenses of $20.0 million for the year ended December 31, 2025 were related to the Roche Cross-License Agreement (see Note 4 "Composition of Certain Financial Statement Items"). We did not incur any litigation and settlement expenses for the year ended December 31, 2024.

Other Income (Expense), Net

Total other income (expense), net for the year ended December 31, 2025 was a $13.0 million loss, compared to a net income of $7.3 million in 2024. Other expense, net for 2025 primarily consisted of $14.2 million losses on an equity method investment, $7.9 million of interest expense which included the amortization of debt issuance costs related to our convertible senior notes, and $5.4 million realized loss from foreign currency transactions, offset by $13.9 million of interest income earned on our cash equivalents and short-term investments. Other income, net for 2024 primarily consisted of $22.1 million of interest income earned on our cash equivalents and short-term investments, offset by $7.4 million of interest expense, $2.1 million in losses attributable to equity method investments, $2.0 million loss on impairment of strategic investments, $2.0 million in foreign currency transaction losses, and a $1.3 million loss on extinguishment of debt.

Income Tax Expense (Benefit)

Income tax expense was $4.4 million on a pre-tax loss of $200.3 million for the year ended December 31, 2025, compared to income tax expense of $4.2 million on a pre-tax loss of $91.9 million for the year ended December 31, 2024. Income tax expense for the year ended December 31, 2025 was due to current taxes at the United States federal and state levels, and in jurisdictions outside the United States. Income tax expense for the year ended December 31, 2024 was primarily attributable to federal, state and foreign income tax expense as a result of current taxable income in certain jurisdictions.

Liquidity and Capital Resources

As of December 31, 2025, we had $292.7 million in cash and cash equivalents and short-term investments. We believe that our cash and cash equivalents, short-term investments, and future cash flows from operations will be sufficient to fund our ongoing core business activities for at least the next twelve months.

Our historical cash outflows have primarily been associated with cash used for operating activities such as research and development activities, sales, marketing and commercialization of our products worldwide, expansion of clinical and customer support organizations, the acquisition of intellectual property, equity investments and asset acquisitions, capital expenditures and debt service costs.

Historically, our principal sources of cash have included cash collected from product sales, private and public offerings of equity securities, exercises of employee stock awards and debt financing. We expect to rely primarily on product sales to fund our material cash requirements in both the short and long term.

The following table shows a summary of our cash flows for the twelve months ended December 31, 2025 and 2024 (in thousands):

| | Year Ended December 31, | |
	2025	2024
Net cash provided by (used in):		
Operating activities	$ (9,721)	$ 24,225
Investing activities	72,876	(23,482)
Financing activities	(43,367)	8,367
Effect of foreign exchange rate changes on cash	1,612	1,256
Net increase in cash and cash equivalents	$ 21,400	$ 10,366

Operating activities. Net cash used in operating activities was $9.7 million for the year ended December 31, 2025, compared to net cash provided by operating activities of $24.2 million for the year ended December 31, 2024. For the year ended December 31, 2025, net loss was $204.7 million, net non-cash adjustments were $218.0 million, and the change in working capital balances was a decrease of $23.0 million. For the year ended December 31, 2024, net loss was $96.0 million, net non-cash adjustments were $132.0 million and the change in working capital balances was a decrease of $11.8 million.

Investing activities. Net cash provided by investing activities was $72.9 million for the year ended December 31, 2025, which primarily consisted of $257.1 million in proceeds from sales, maturities and redemptions of short-term investments, offset by $85.7 million in purchases of short-term investments, $78.6 million paid for IPR&D, and $19.9 million in purchases of property and equipment. Net cash used in investing activities was $23.5 million for the year ended December 31, 2024, which primarily consisted of $264.3 million of purchases of short-term investments, $46.4 million paid for the acquisition of licensed patents, and $19.2 million in purchases of property and equipment, offset by $306.5 million in proceeds from maturities and redemptions of short-term investments.

Financing activities. Net cash used in financing activities was $43.4 million for the year ended December 31, 2025, which consisted of $40.8 million used to pay the principal portion of the 2025 Notes and payments for tax withholdings related to the issuance of common stock under our stock plans, net of proceeds received from common stock issuances for the period. Net cash provided by financing activities was $8.4 million for the year ended December 31, 2024, which primarily consisted of net proceeds of $306.9 million from the issuance of the 2029 Notes which was partially offset by $246.1 million used in the repurchase of 2025 Notes, $30.0 million used in the repurchase and retirement of common stock and $15.8 million used to purchase Capped Call Options related to the 2029 Notes. In addition, $6.7 million was used in payments for tax withholdings related to the issuance of common stock under our stock plans, net of proceeds received from common stock issuances for the period.

Our liquidity position and capital requirements are subject to fluctuation based on a number of factors. In particular, our cash inflows and outflows are principally impacted by the following:

- our ability to generate sales, the timing of those sales, the quantity of pumps sold through the pharmacy channel under the "pay as you go" reimbursement model, the mix of products sold and the collection of receivables from period to period;

- contractual debt obligations, including periodic interest payments;

- the timing of any additional financings, and the net proceeds raised from such financings;

- the timing and amount of proceeds from the issuance of equity awards pursuant to employee stock plans;

- fluctuations in costs, gross and operating margins; and

- fluctuations in working capital, including changes in accounts receivable, inventories, accounts payable, employee-related liabilities, and operating lease liabilities.

Both our primary short-term and long-term capital needs are expected to include expenditures related to:

- support of our commercialization efforts related to our current and future products;

- expansion of our commercial resources for our growing installed customer base;

- research and product development efforts, including clinical trial costs;

- acquisitions, including strategic investments, equity method investments and future contingent payments associated with acquisitions;

- leasing or licensing of equipment, technology, intellectual property and other assets;

- additional facilities leases and related tenant improvements;

- investments for the development, improvement and acquisition of manufacturing, testing and packaging equipment to support business growth and increase capacity;

- payments under licensing, development and commercialization agreements; and

- integration costs related to acquisitions of businesses, products and technologies.

Indebtedness

Convertible Senior Notes

In March 2024, we completed an offering of $316.3 million aggregate principal amount of 1.50% Convertible Senior Notes due 2029 (the 2029 Notes). The proceeds from the issuance of the 2029 Notes were $306.8 million, net of debt issuance costs and cash used to pay the cost of certain capped call transactions and repurchase and retire common stock (see Note 7, "Debt"). The Company used approximately $246.1 million of the net proceeds to repurchase approximately $246.7 million in aggregate principal amount of its Convertible Senior Notes Due 2025 (the 2025 Notes) concurrently with the pricing of the 2029 Notes. The 2029 Notes are the Company's senior unsecured obligations. Interest is payable in cash semi-annually in arrears on March 15 and September 15 of each year beginning on September 15, 2024, at a rate of 1.50% per year. The 2029 Notes mature on March 15, 2029 unless repurchased, redeemed, or converted in accordance with their terms prior to the maturity date.

Cash payments due by calendar year for our Convertible Senior Notes as of December 31, 2025, are as follows (in thousands):

	Total	2026	2027	2028	2029	2030
Principal amount[(1)]:						
Convertible Senior Notes Due 2029	316,250	—	—	—	316,250	—
Total principal amount	316,250	—	—	—	316,250	—
Contractual interest	15,220	4,744	4,744	4,744	988	—
Total	$ 331,470	$ 4,744	$ 4,744	$ 4,744	$ 317,238	$ —

(1) The convertible senior notes may be settled in cash, shares of our common stock, or a combination of cash and shares of our common stock, at our election.

We may from time to time seek to retire or purchase our outstanding debt, including the Notes, through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material.

Promissory Note Payable

In connection with our acquisition of Capillary Biomedical, Inc. (see Note 13, "Acquisitions"), we assumed a $4.7 million promissory note payable. The promissory note accrues interest at the rate of 5% per year, and becomes due and payable upon the first sale or license of the commercialized product. As of December 31, 2025, $4.9 million was included as a component of other current liabilities on the consolidated balance sheets.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about our financial condition and results of operations that are not readily apparent from other sources. Actual results may differ materially from these estimates.

While our significant accounting policies are more fully described in Note 2 "Summary of Significant Accounting Policies" to our consolidated financial statements included in this Annual Report, we believe that the following accounting policies are the most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Warranty Reserve

We generally provide a four-year assurance type warranty on our insulin pumps to end user customers and may replace any pumps that do not function as intended in accordance with the product specifications within the warranty period. Insulin pumps returned to us may be refurbished and redeployed. We establish the warranty reserve liability when control of the pump is transferred to the customer, and we reevaluate our estimate of the warranty obligation at each reporting period. Warranty costs are estimated primarily based on the current expected product replacement cost and expected replacement rates utilizing historical experience. Experience has shown that initial data for any new pump version or pump platform may be insufficient. Therefore, our process relies on long-term historical replacement data from existing platforms until sufficient data is available. As actual experience accumulates, we adjust the warranty reserve estimate accordingly. In addition, the availability of replacement data may differ by country due to local compliance and privacy regulations, which may require us to estimate the warranty liability using available information or data from similar markets. Changes to the actual replacement rates or the expected product replacement cost could cause a material increase or decrease to our estimated warranty reserve and related cost of goods sold. We may make further adjustments to the warranty reserve when appropriate, considering revised expectations of product performance based on enhanced hardware, or new features and capabilities that may become available through Tandem Device Updater.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these consolidated financial statements requires management to make estimates and judgments, which present a significant level of estimation uncertainty and that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements and accompanying notes as of the date of the consolidated financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about our financial condition and results of operations that are not readily apparent from other sources. Actual results may differ from these estimates and have a material impact on our financial condition and results of operations.

Contractual Obligations & Off-Balance Sheet Arrangements

Contractual Obligations

Operating Lease Obligations

We lease general office space, laboratory, manufacturing and warehouse facilities, and equipment under noncancelable operating leases for use in our operations. For a description of our contractual obligations related to leases as of December 31, 2025, see Note 6 "Leases" to the consolidated financial statements in Part II, Item 8 of this Annual Report.

Purchase Order Commitments

We have agreements with suppliers and other parties to purchase inventory, other goods and services and long-lived assets. For a description of our contractual obligations related to purchase order commitments as of December 31, 2025, see Note 14 "Commitments and Contingencies" to the consolidated financial statements in Part II, Item 8 of this Annual Report.

Standby Letter of Credit

As of December 31, 2025, we were party to a standby letter of credit arrangement in support of certain operating lease obligations (See Note 14, "Commitments and Contingencies", to the consolidated financial statements in Part II, Item 8 of this Annual Report).

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk.

Credit and Interest Rate Risks

We invest our excess cash in marketable securities consisting primarily of U.S. Treasury securities, U.S. Government-sponsored enterprise securities, commercial paper and corporate debt securities. Some of the financial instruments in which we invest subject us to market risk, in that a change in prevailing interest rates may cause the principal amount of the instrument to fluctuate. Other financial instruments in which we invest subject us to credit risk, in that the value of the instrument may fluctuate based on the issuer's ability to pay. Credit rating agencies have, from time to time, issued downgrades or revised outlooks to negative for certain issuers of the debt securities held in our short-term investment portfolio. We review our portfolio of available-for-sale debt securities quarterly to determine if any investment is impaired due to changes in credit risk or other potential valuation concerns. Unrealized losses on available-for-sale debt securities as of December 31, 2025 were primarily due to an increase in market interest rates after certain debt securities were purchased. Based on the credit quality of the available-for-sale debt securities in an unrealized loss position, and our current estimates of future cash flows to be collected from those securities, we believe the unrealized losses were not credit losses (see Note 3, "Short-Term Investments"). The primary objectives of our investment activities are to maintain liquidity and preserve principal while maximizing the income we receive from our financial instruments without significantly increasing risk. We have established guidelines regarding approved investments and maturities of investments, which are primarily designed to maintain liquidity and preserve principal.

Because of the short-term maturities of our financial instruments, we do not believe that an increase or decrease in market interest rates would have a significant impact on the realized value of our investment portfolio. A hypothetical 100 basis-point (one percentage point) increase or decrease in interest rates compared to actual rates as of December 31, 2025, would have affected the estimated fair value of our investments portfolio by approximately $1.6 million.

In March 2024, we issued $316.3 million principal amount of Convertible Senior Notes, due in 2029, which bear interest at a fixed rate of 1.50% per year. Accordingly, we are not subject to interest rate risk related to the Convertible Senior Notes (see Note 7, "Debt").

Foreign Currency Exchange Rate Risk

Our operations are primarily located in the United States. We also have a sales and marketing office in Canada, a distribution center in the Netherlands, and offices in other countries in Europe such as Switzerland and the UK. Beginning in 2026, we have initiated direct sales activities in other select European markets and will continue this transition across additional markets. Our sales to customers in the United States are made in U.S. dollars. Sales from our distribution center in Europe and certain other international markets are made under agreements denominated in local currencies. Approximately 30% of our sales were denominated in foreign currencies for the year ended December 31, 2025. In addition, we purchase certain inventory from a third-party contract manufacturer located in Mexico. We believe our exposure to foreign currency rate fluctuations is primarily related to our operations in Europe and Canada where fluctuations in the rate of exchange between the U.S. dollar and the local currency could adversely affect our financial results, including income and losses as well as assets and liabilities.

As we expand and further develop our operations in international markets, particularly in Europe, we are exposed to additional foreign currency exchange rate risk. In addition, from time to time, we have foreign currency exchange risk related to existing assets and liabilities, certain inventory purchase agreements, other committed transactions and forecasted future cash flows. Beginning in 2025, we started using derivative instruments, including foreign currency exchange forward contracts, to hedge a portion of our foreign currency exposure. We expect to continue evaluating and using hedging strategies where appropriate. However, we may choose not to hedge some exposures for a variety of reasons, including prohibitive economic costs.

Item 8.   **Consolidated Financial Statements and Supplementary Data.**

Our consolidated financial statements as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025, and the Report of the Independent Registered Public Accounting Firm are included in this report as listed in the index.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tandem Diabetes Care, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tandem Diabetes Care, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 19, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Warranty Reserve – Estimation of Expected Replacement Rates

Description of the Matter	As discussed in Note 2 to the consolidated financial statements, the Company has a warranty reserve of $55.3 million. The Company accrues for costs related to the warranty reserve liability at the time of shipment. Warranty costs are estimated primarily based on the expected replacement rates utilizing historical experience.

Auditing management's expected replacement rates on pumps was complex as it required a significant level of effort due to the amount of data utilized in determining the expected replacement rates. Management's estimate considers historical claims experience and the assumption of historical data is predictive of future activity and events. It is possible that the future replacement rates may not be reflective of historical product replacement rates and changes in this assumption could have a material impact on the Company's estimated reserve. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the warranty reserve process. Specifically, we tested controls over management's review and calculation of the expected replacement rates, including controls over the accuracy and completeness of data used.

To test the Company's expected replacement rates, we performed audit procedures that included, among others, testing the completeness and accuracy of the underlying data used in the calculation. We involved our data science professionals to evaluate the methodologies and assumptions and test the calculations used by the Company. We recalculated the warranty expected replacement rates using historical data. We performed sensitivity analyses of the expected replacement rates assumption to evaluate the impact of changes in the warranty reserve. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2009.

San Diego, California
February 19, 2026

TANDEM DIABETES CARE, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 90,634	$ 69,234
Short-term investments	202,032	369,095
Accounts receivable, net	165,491	114,585
Inventories	128,769	149,612
Prepaid and other current assets	31,217	21,965
Total current assets	618,143	724,491
Property and equipment, net	83,580	78,150
Operating lease right-of-use assets	96,172	85,306
Equity method investments	60,351	74,545
Other long-term assets	22,866	5,166
Total assets	$ 881,112	$ 967,658
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 47,067	$ 44,730
Accrued expenses	21,012	18,170
Employee-related liabilities	70,409	64,128
Current portion of convertible senior notes, net	—	40,670
Operating lease liabilities	19,472	18,208
Deferred revenue	9,527	11,831
Other current liabilities	75,237	49,312
Total current liabilities	242,724	247,049
Convertible senior notes, net - long-term	310,036	308,266
Operating lease liabilities - long-term	114,967	106,421
Deferred revenue - long-term	8,474	10,455
Other long-term liabilities	49,741	32,369
Total liabilities	725,942	704,560
Commitments and contingencies (Note 14)	—	—
Stockholders' equity:		
Common stock, $0.001 par value; 200,000 shares authorized, 68,291 and 66,264 shares issued and outstanding as of December 31, 2025 and 2024, respectively	68	66
Additional paid-in capital	1,402,044	1,312,804
Accumulated other comprehensive income (loss)	5,593	(1,947)
Accumulated deficit	(1,252,535)	(1,047,825)
Total stockholders' equity	155,170	263,098
Total liabilities and stockholders' equity	$ 881,112	$ 967,658

The accompanying notes are an integral part of the consolidated financial statements.

TANDEM DIABETES CARE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Sales	$ 1,014,736	$ 940,203	$ 747,718
Cost of sales	468,722	450,629	380,028
Gross profit	546,014	489,574	367,690
Operating expenses:			
Selling, general and administrative	444,989	389,824	352,503
Research and development	193,114	198,877	169,667
Acquired in-process research and development expenses	75,217	—	78,750
Litigation and settlement expense	19,951	—	—
Total operating expenses	733,271	588,701	600,920
Operating loss	(187,257)	(99,127)	(233,230)
Other income (expense), net:			
Interest income and other income, net	9,086	17,993	22,858
Interest expense	(7,907)	(7,415)	(9,882)
Loss from equity method investments	(14,194)	(2,053)	—
Loss on extinguishment of debt	—	(1,268)	—
Total other income (expense), net	(13,015)	7,257	12,976
Loss before income taxes	(200,272)	(91,870)	(220,254)
Income tax expense	4,438	4,155	2,357
Net loss	$ (204,710)	$ (96,025)	$ (222,611)
Other comprehensive income (loss):			
Unrealized gain (loss) on short-term investments	$ 517	$ (311)	$ 3,606
Unrealized loss on cash flow hedges	(312)	—	—
Foreign currency translation gains (losses)	7,335	(3,005)	(420)
Comprehensive loss	$ (197,170)	$ (99,341)	$ (219,425)
Net loss per share - basic and diluted	$ (3.04)	$ (1.47)	$ (3.43)
Weighted average shares used to compute basic and diluted net loss per share	67,285	65,451	64,969

The accompanying notes are an integral part of the consolidated financial statements.

TANDEM DIABETES CARE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance as of December 31, 2022	64,513	$ 65	$ 1,170,888	$ (1,817)	$ (729,189)	$ 439,947
Exercise of stock options	73	—	1,295	—	—	1,295
Vesting of restricted stock units, net of shares withheld for taxes	467	—	(7,790)	—	—	(7,790)
Issuance of common stock under Employee Stock Purchase Plan	499	1	10,678	—	—	10,679
Stock-based compensation expense	—	—	88,926	—	—	88,926
Unrealized gain on short-term investments	—	—	—	3,606	—	3,606
Foreign currency translation losses	—	—	—	(420)	—	(420)
Net loss	—	—	—	—	(222,611)	(222,611)
Balance as of December 31, 2023	65,552	$ 66	$ 1,263,997	$ 1,369	$ (951,800)	$ 313,632
Stock repurchases and retirement of shares	(1,107)	(1)	(29,999)	—	—	(30,000)
Exercise of stock options	112	—	2,233	—	—	2,233
Vesting of restricted stock units, net of shares withheld for taxes	937	1	(21,160)	—	—	(21,159)
Issuance of common stock under Employee Stock Purchase Plan	770	—	12,195	—	—	12,195
Stock-based compensation expense			101,167	—	—	101,167
Purchase of capped call options related to convertible notes due 2029	—	—	(15,813)	—	—	(15,813)
Unwind of capped call options related to convertible notes due 2025	—	—	184	—	—	184
Unrealized loss on short-term investments	—	—	—	(311)	—	(311)
Foreign currency translation losses	—	—	—	(3,005)	—	(3,005)
Net loss	—	—	—	—	(96,025)	(96,025)
Balance as of December 31, 2024	66,264	$ 66	$ 1,312,804	$ (1,947)	$ (1,047,825)	$ 263,098
Exercise of stock options	83	—	1,149	—	—	1,149
Vesting of restricted stock units, net of shares withheld for taxes	1,194	1	(15,611)	—	—	(15,610)
Issuance of common stock under Employee Stock Purchase Plan	750	1	11,853	—	—	11,854
Stock-based compensation expense	—	—	91,849	—	—	91,849
Unrealized gain on short-term investments	—	—	—	517	—	517
Unrealized loss on cash flow hedges	—	—	—	(312)	—	(312)
Foreign currency translation adjustments	—	—	—	7,335	—	7,335
Net loss	—	—	—	—	(204,710)	(204,710)
Balance as of December 31, 2025	68,291	$ 68	$ 1,402,044	$ 5,593	$ (1,252,535)	$ 155,170

The accompanying notes are an integral part of the consolidated financial statements.

TANDEM DIABETES CARE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating Activities			
Net loss	$ (204,710)	$ (96,025)	$ (222,611)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization expense	17,666	16,607	15,715
Amortization of debt issuance costs	1,860	2,089	2,204
Provision for expected credit losses	9,478	9,979	5,540
Operating lease and other impairment charges	6,697	2,000	14,099
Amortization of discount or (accretion of premium) on short-term investments	(3,828)	(2,321)	3,587
Loss from equity method investments	14,194	2,053	—
Stock-based compensation expense	92,381	101,383	88,076
Loss on extinguishment of debt	—	1,268	—
Acquired in-process research and development expenses	75,217	—	78,750
Other	4,363	(1,027)	515
Changes in operating assets and liabilities:			
Accounts receivable, net	(56,812)	(20,795)	4,277
Inventories	24,816	5,810	(46,053)
Prepaid and other current assets	(9,088)	(5,565)	(9,139)
Other long-term assets	(6,888)	893	(3,187)
Accounts payable	2,227	(2,392)	(4,864)
Accrued expenses	(664)	5,550	2,537
Employee-related liabilities	5,995	20,859	5,167
Deferred revenue	(4,788)	(34,736)	21,525
Operating leases and other current liabilities	19,225	17,597	4,302
Other long-term liabilities	2,938	998	7,750
Net cash provided by (used in) operating activities	(9,721)	24,225	(31,810)
Investing Activities			
Purchases of short-term investments	(85,660)	(264,311)	(510,859)
Proceeds from maturities and redemptions of short-term investments	257,072	306,464	546,218
Purchases of property and equipment	(19,948)	(19,231)	(26,804)
Acquisition of in-process research and development	(78,588)	—	(69,496)
Purchases of equity investments, strategic investments, and intangible assets	—	(46,404)	(24,799)
Net cash provided by (used in) investing activities	72,876	(23,482)	(85,740)
Financing Activities			
Proceeds from issuance of convertible senior notes due 2029, net of $9,400 debt issuance costs	—	306,850	—
Repurchase of $246,740 principal amount of convertible senior notes due 2025	—	(246,123)	—
Principal payments on convertible senior notes due 2025	(40,760)	—	
Payment for capped call transactions related to convertible senior notes due 2029	—	(15,813)	—
Repurchase and retirement of common stock	—	(30,000)	—
Cash used to settle withholding taxes on vested restricted stock, net of proceeds from issuance of common stock under Company stock plans	(2,607)	(6,730)	4,184
Other financing activities	—	183	(71)
Net cash provided by (used in) financing activities	(43,367)	8,367	4,113
Effect of foreign exchange rate changes on cash	1,612	1,256	(212)
Net increase (decrease) in cash and cash equivalents	21,400	10,366	(113,649)
Cash and cash equivalents at beginning of period	69,234	58,868	172,517
Cash and cash equivalents at end of period	$ 90,634	$ 69,234	$ 58,868
Supplemental disclosures of cash flow information			
Interest paid	$ 5,049	$ 3,076	$ 7,565
Income taxes paid	$ 5,056	$ 3,098	$ 1,923
Supplemental schedule of non-cash investing and financing activities			
Operating lease right-of-use assets obtained in exchange for operating lease obligations	$ 26,169	$ 4,370	$ —
Purchases of property and equipment included in accounts payable and accrued expenses	$ 3,699	$ 511	$ 2,946
Intangible costs in other long-term liabilities	$ 13,300	$ —	$ —

The accompanying notes are an integral part of the consolidated financial statements.

TANDEM DIABETES CARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

The Company

Tandem Diabetes Care, a global insulin delivery and diabetes technology company, focused on the design development and commercialization of technology solutions that reduce the burden of diabetes management. Tandem Diabetes Care, Inc. is incorporated in the state of Delaware. Unless the context requires otherwise, the terms the “Company” or “Tandem” refer to Tandem Diabetes Care, Inc., together with its wholly-owned subsidiaries.

The Company manufactures, sells, and supports insulin pump products that are designed to address the evolving needs and preferences of differentiated segments of the insulin-dependent diabetes market. The Company offers an insulin pump portfolio, which includes both the t:slim X2 and the Tandem Mobi. Both pumps feature Control-IQ+ technology, which is the Company’s most advanced algorithm for managing insulin delivery, using information received from integrated continuous glucose monitoring (CGM) sensors. New software for the insulin pumps may be updated remotely by the individual users as new advancements become available. The insulin pumps are compatible with other complementary digital health offerings, such as the Company’s mobile application and cloud-based diabetes management applications. The Company offers durable insulin pumps that are designed for years of daily use. The Company sells single-use supplies that are used together with the pumps and are replaced every few days. These supplies include cartridges for storing insulin, and infusion sets that contain a cannula and connect the pump to a user’s body to administer insulin.

Basis of Presentation and Principles of Consolidation

The Company has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The statements include the accounts of Tandem Diabetes Care, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The functional currency of the Company’s foreign subsidiaries is their respective local currency. The Company translates the financial statements of its foreign subsidiaries into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates for each period for revenue, costs and expenses. Translation-related adjustments are included in other comprehensive income (loss), and in accumulated other comprehensive income (loss) in the stockholders’ equity section of the Company’s consolidated balance sheets. Foreign exchange gains or losses resulting from balances denominated in a currency other than the functional currency are recognized in interest income and other income, net in the Company’s consolidated statements of operations.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the Company’s consolidated financial statements and accompanying notes as of the date of the consolidated financial statements. Some of those judgments can be subjective and complex, and therefore, actual results could differ materially from those estimates under different assumptions or conditions.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase and that can be liquidated without prior notice or penalty to be cash equivalents.

Short-Term Investments

The Company's short-term investments are classified as available-for-sale securities. Such securities are carried at fair value as determined by prices for identical or similar securities at the balance sheet date. The Company's short-term investments consist of Level 1 and Level 2 financial instruments in the fair value hierarchy. The net unrealized gains or losses on available-for-sale securities that are not related to credit factors are reported as a component of other comprehensive income (loss) within the consolidated statements of operations and as a component within accumulated other comprehensive income (loss) in stockholders' equity on the consolidated balance sheets. The Company determines realized gains or losses on the sale of available-for-sale securities using the specific identification method and includes net realized gains and losses as a component of other income or expense within the consolidated statements of operations.

The Company reviews its available-for-sale debt securities for credit losses quarterly, considering a variety of factors, including the significance of the decline in value as compared to the amortized cost basis, underlying factors contributing to a decline in the prices of securities in a single asset class, and the market and economy in general. Losses on available-for-sale debt securities as a result of credit factors are recognized by recording an impairment loss as a component of other income or expense within the consolidated statements of operations and a corresponding allowance for credit losses. The Company did not recognize any impairment losses related to its short-term investments during the years ended December 31, 2025, 2024 and 2023.

Accounts Receivable

The Company grants credit to various customers in the ordinary course of business and is paid directly by customers who use its products, distributors and third-party insurance payors. The Company maintains an allowance for its current estimate of expected credit losses. Provisions for expected credit losses are estimated based on historical experience, assessment of specific customer-related risks, review of outstanding invoices, forecasts about the future, and various other assumptions and estimates that are believed to be reasonable under the circumstances, including changes to credit risks as a result of recessionary concerns, changes in discretionary spending, increased interest rates, and other macroeconomic factors. Uncollectible accounts are written off against the allowance after appropriate collection efforts have been exhausted and when it is deemed that a balance is uncollectible.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company maintains deposit accounts in federally insured financial institutions in excess of federally insured limits and has investments in money market funds that are not federally insured. Additionally, the Company has established guidelines regarding investment instruments and their maturities, which are designed to maintain preservation of principal and liquidity.

The following table summarizes the percentages of total sales and accounts receivable, net for customers who accounted for 10% or more of the respective amounts for the periods presented:

| | Total Sales | | | Accounts Receivable, net | |
| | Year Ended December 31, | | | December 31, | |
	2025	2024	2023	2025	2024
Distributor A	10.7 %	11.2 %	12.2 %	13.2 %	11.1 %
Distributor B	*	*	*	10.6 %	*
Distributor C	*	*	*	*	11.8 %
Distributor D	13.4 %	11.5 %	10.8 %	12.7 %	11.2 %

* Amount related to the respective customer represented less than 10% for the period presented.

Valuation of Inventories

Inventories are valued at the lower of cost or net realizable value, determined by the first-in, first-out method. Inventory is recorded using standard cost, including material, labor and overhead costs. The Company periodically reviews inventories for potential impairment and adjusts inventory for potentially excess or obsolete goods to state inventories at their net realizable value. Factors influencing these adjustments include quantities on hand and firm purchase commitments, expectations of future use, judgments based on quality control testing data and assessments of the likelihood of scrapping or obsoleting certain inventories based on future demand for its products and market conditions.

Long-Lived Assets

Property and Equipment

Property and equipment, which primarily consist of office furniture and equipment, manufacturing and scientific equipment, computer equipment and software, and leasehold improvements, are stated at cost, less accumulated depreciation. Property and equipment are depreciated over the estimated useful lives of the assets, generally three to seven years, using the straight-line method. Leasehold improvements and related equipment are amortized over the lesser of the estimated useful lives of the assets or the remaining lease term, unless there is a transfer of title or purchase option that is reasonably certain to be exercised. Maintenance and repair costs are expensed as incurred.

Operating Lease Right-of-Use Assets and Liabilities

Operating lease right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized when the Company takes possession of the leased property (Commencement Date) based on the present value of lease payments over the lease term. For lease agreements that contain lease and non-lease components, the Company accounts for both of those components as a single lease component. Rent expense on noncancelable leases containing known future scheduled rent increases is recorded on a straight-line basis over the term of the respective leases beginning on the Commencement Date. The difference between rent expense and rent paid is accounted for as a component of operating lease right-of-use assets on the Company's consolidated balance sheets. Landlord improvement allowances and other similar lease incentives are recorded as a reduction of the right-of-use lease assets, and are amortized on a straight-line basis as a reduction to operating lease costs.

Intangible Assets Subject to Amortization

Finite-lived intangible assets are recorded at cost, net of accumulated amortization and, if applicable, impairment charges. Amortization of finite-lived intangible assets is recognized over their estimated useful lives using a straight-line or accelerated attribution method, depending on the economic benefit associated with the asset.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, operating lease right-of-use assets, and acquired intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using unobservable (Level 3) inputs, including discounted cash flow models, future estimated sublease income, and third-party independent appraisals, as considered necessary. There is uncertainty in the projected undiscounted future cash flows used in the Company's impairment review analysis, which requires the use of estimates and assumptions. If actual performance does not meet or exceed projected performance, or if the assumptions used in the model change in the future, the Company may be required to recognize additional impairment charges in future periods. The Company recognized the impairment of operating lease right-of-use assets in 2025, and the impairment of operating lease right-of-use assets and related leasehold improvements and furniture and fixtures in 2023 (see Note 6, "Leases"). There were no other impairments of long-lived assets, including acquired intangible assets, during the years ended December 31, 2025, 2024 and 2023.

Equity Method Investments

In November 2024, the Company invested an additional $46.4 million cash in one of its private company investees, resulting in a change to equity method accounting following that date. The Company held equity method investments of $60.4 million and $74.5 million as of December 31, 2025 and December 31, 2024, respectively. The Company uses the equity method to account for investments in companies if it owns more than 20% of the investee company's outstanding equity or the investment provides the Company with the ability to exercise significant influence but not control over the operating and financial policies of the investee. The Company assesses whether it has significant influence by considering various factors, including the nature and magnitude of the investment, voting rights held and participation in the governance of the investee, if any. The Company may also consider additional relevant factors, such as the presence of other business relationships.

The Company's consolidated net loss included its proportionate share of the net loss of its equity method investee, which was $14.2 million and $2.1 million for the years ended December 31, 2025 and 2024, respectively. For the year ended December 31, 2023, the Company did not hold any equity method investments and therefore did not recognize a share of net income or loss from any equity method investments.

Revenue Recognition

Revenue is generated primarily from sales of insulin pumps, single-use insulin cartridges and infusion sets to individual customers with third-party insurance coverage and through a network of distributors that resell the products to insulin-dependent diabetes customers. The Company recognizes revenue when it transfers control of the promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services, net of estimated rebates, prompt payment discounts and a provision for product returns.

Revenue Recognition for Arrangements with Multiple Performance Obligations

The Company considers the individual deliverables in its product offerings to be separate performance obligations.

The transaction price is the net consideration to which the Company expects to be entitled, determined from either the stated value in contractual arrangements or the estimated cash to be collected in non-contracted arrangements. The transaction price also includes an estimate of variable consideration at the time of sale. Variable consideration includes, but is not limited to: rebates, prompt payment discounts, and a provision for product returns. These amounts are recorded as a reduction of accounts receivable when no payment is required from the Company and as a liability when a payment is required.

The Company allocates consideration to the individual performance obligations and recognizes consideration based on when the performance obligation is satisfied, considering whether or not this occurs at a point in time or over time. Generally, insulin pumps, cartridges, infusion sets, and accessories are deemed performance obligations that are satisfied at a point in time when the customer obtains control of the promised good, which typically is upon shipment for our distributor arrangements and upon receipt for direct sales to individual customers. Complementary products, such as the Company's data management and software update platforms, are considered distinct performance obligations that are satisfied over time, as access and support for these products is provided throughout the typical four-year warranty period of the insulin pumps. Accordingly, revenue related to the complementary products is deferred and recognized over a four-year period. Where there is no standalone value for the complementary product, the Company determines its value by applying the expected cost plus a margin approach and then allocates the residual to the insulin pumps.

Variable Consideration

The amount of variable consideration that is included in the transaction price is included in revenue only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. The Company is subject to certain rebates on pricing programs with managed care organizations, including pharmacy benefit managers and governmental or third-party commercial payors. The terms of these programs may vary depending on the customer and contractual arrangements. The Company estimates provisions for rebates based on contractual arrangements, estimates of products sold subject to rebate, known market events or trends and channel inventory data. Sales rebates are recorded as a reduction of revenue and are included within other current or long-term liabilities on the consolidated balance sheets, depending on the anticipated settlement period of the rebate. Actual rebate payments may differ from estimated amounts recorded in the accompanying consolidated financial statements.

As of December 31, 2025 and 2024, total estimated sales rebates were included in the following consolidated balance sheet accounts (in thousands):

	December 31, 2025	December 31, 2024
Other current liabilities	$ 7,601	$ 2,229
Other long-term liabilities	4,835	7,167
Total sales rebate	$ 12,436	$ 9,396

Revenue Recognition for Tandem Choice Program

From September 2022 through December 2024, the Company offered a technology access program referred to as Tandem Choice that provided eligible in-warranty t:slim X2 customers in the United States with the flexibility to obtain the Tandem Mobi once commercially available. The program created a material right, for which a portion of each t:slim X2 pump sales transaction price was allocated and deferred. The Company began selling Tandem Mobi insulin pumps in February 2024, at which time eligibility for Tandem Choice ended and no further deferrals were recorded. Eligible customers who purchased a t:slim X2 insulin pump during the program period could exercise the option through December 31, 2024.

The Company recognized the deferred sales when the obligations under the Tandem Choice program were satisfied. If a customer elected to participate in the program, the Company recognized upgrade fees received, and the associated cost of goods sold, at the time of fulfillment. The remaining deferrals were recognized at program expiration on December 31, 2024. For the year ended December 31, 2024, the Company recognized net revenue of $30.2 million as a result of the Tandem Choice program. For the year ended December 31, 2023, the Company deferred revenue of $25.1 million as a result of the Tandem Choice program. There was no comparative adjustment to pump sales in 2025.

Sales Returns

The Company offers a 90-day right of return to customers in the United States and Canada from the date of shipment of its insulin pumps, provided a physician's confirmation of the medical reason for the return is received. Estimated allowances for sales returns are based on historical returned quantities as compared to pump shipments in those same periods of return, adjusted for known or expected changes in the marketplace when appropriate. The amounts recorded in deferred revenue on the Company's consolidated balance sheets for allowances for sales returns were not material for the periods presented. Actual product returns have not differed materially from estimated amounts recorded in the accompanying consolidated financial statements.

Derivative Instruments and Hedging Activities

The Company records the fair value of derivative instruments as either current assets or current liabilities on the consolidated balance sheets. Changes in the fair value of derivative instruments are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative instrument is designated as part of a hedging transaction. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instrument and hedged item.

For derivatives formally designated as hedges, the Company assesses both at inception and quarterly thereafter, whether the hedging derivatives are highly effective in offsetting changes in either the fair value or cash flows of the hedged item.

Gains or losses on cash flow hedges are reclassified from other comprehensive income (loss) to earnings when the hedged transaction occurs and affects consolidated results. Gains or losses on fair value hedges are recognized in earnings immediately and offset against changes in the fair value of the underlying hedged asset, liability or firm commitment. If the Company determines that a forecasted transaction is no longer probable or no longer qualifies for hedge accounting treatment, the Company discontinues hedge accounting and any related unrealized gain or loss on the derivative instrument is recognized in current earnings.

Derivatives that are not designated and do not qualify as hedges are adjusted to fair value through current earnings.

Warranty Reserve

The Company generally provides a four-year warranty on its insulin pumps to end-user customers and may replace any pumps that do not function as intended in accordance with the product specifications within the warranty period. In addition, the Company offers a six-month warranty on single-use insulin cartridges and infusion sets. Estimated warranty costs are recorded at the time of shipment, and the Company reevaluates the estimate of the warranty reserve obligation at each reporting period. Warranty costs are primarily estimated based on expected replacement rates using historical experience and the expected product replacement cost. Returned insulin pumps may be refurbished and redeployed.

Experience has shown that initial data for any new pump version or pump platform may be insufficient. Therefore, the Company relies on long-term historical replacement data from existing platforms until sufficient data is available. As actual experience accumulates, the Company adjusts its warranty reserve estimate accordingly. In addition, the availability of replacement data may differ by country due to local compliance and privacy regulations, which may require the Company to estimate its warranty liability using available information or data from similar markets. The Company may further adjust the warranty reserve when appropriate, considering revised expectations of product performance based on enhanced hardware, or new features and capabilities that may become available through Tandem Device Updater. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operations.

The following table provides a reconciliation of the changes in product warranty liabilities for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Balance at beginning of the period	$ 51,408	$ 37,173	$ 36,537
Provision for warranties issued during the period	38,506	48,938	35,690
Settlements made during the period	(37,357)	(36,632)	(32,617)
Increases in warranty estimates	2,762	1,929	(2,437)
Balance at end of the period	$ 55,319	$ 51,408	$ 37,173

As of December 31, 2025 and 2024, total product warranty reserves were included in the following consolidated balance sheet accounts (in thousands):

	December 31, 2025	December 31, 2024
Other current liabilities	$ 33,277	$ 31,048
Other long-term liabilities	22,042	20,360
Total warranty reserve	$ 55,319	$ 51,408

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the estimated fair value of the award, and the portion that is ultimately expected to vest is recognized as compensation expense over the requisite service period on a straight-line basis. The Company estimates the fair value of employee purchase rights under the Company's Employee Stock Purchase Plan (ESPP) using the Black-Scholes option pricing model on the date of grant. The Black-Scholes option pricing model requires the use of assumptions about a number of variables, including stock price volatility, expected term, dividend yield and risk-free interest rate (see Note 8, "Stockholders' Equity"). The fair value of restricted stock unit (RSU) awards issued under the Company's stock incentive plans that vest solely based on service, is estimated based on the fair market value of the underlying stock on the date of grant. The fair value of RSU awards that vest based upon predefined Company performance metrics and the awardee's continuing service through the measurement date is generally estimated based on the fair market value of the underlying stock on the date of grant and the probability that the specified performance criteria will be met. These awards vest upon the Company's actual performance relative to predefined performance metrics and subject to the awardee's continuous service through the respective measurement dates as defined in the award agreements. For certain performance-based RSUs with market-based criteria, the Company used a Monte Carlo methodology to estimate the fair value at the date of grant. At each reporting period, the Company reassesses the probability of the achievement of such performance metrics. Any expense change resulting from an adjustment in the estimated shares to be released is recorded in the period of adjustment. With respect to RSU awards with a market condition, the Company recognizes compensation expense ratably over the requisite service period under an award based on the fair market value of the award at the time of grant, regardless of whether the market condition is satisfied. Previously recognized compensation cost would be reversed only if the employee terminated employment before completing the requisite service period.

Shipping and Handling Expenses

Shipping and handling expenses associated with product delivery are included within cost of sales in the Company's consolidated statements of operations. Amounts billed to a customer for shipping and handling are reported as revenues.

Research and Development Costs

All research and development costs are expensed as incurred. Such costs include personnel-related costs, including stock-based compensation, supplies, license fees, development prototypes, outside design and testing services, depreciation, allocated facilities and information services, clinical trial costs, milestone payments under the Company's licensing, development and commercialization agreements, and other indirect costs.

Acquired In-Process Research and Development Expenses

Acquired in-process research and development (IPR&D) expenses reflect the costs of externally developed IPR&D projects acquired directly in a transaction other than a business combination that do not have an alternative future use, including the initial costs of rights to IPR&D projects. The acquired IPR&D is expensed on acquisition date. Future costs to develop these IPR&D projects are recorded in research and development expenses on the consolidated statements of operations as incurred.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets or liabilities are recognized based on the temporary differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Tax law and rate changes are reflected in income in the period such changes are enacted. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. The evaluation of the need for a valuation allowance is performed on a jurisdiction-by-jurisdiction basis, and includes a review of all available positive and negative evidence. Factors reviewed include projections of pre-tax book income for the foreseeable future, determination of cumulative pre-tax book income after permanent differences, earnings history, and reliability of forecasting. The Company will continue to assess the need for a valuation allowance on its deferred tax assets by evaluating both positive and negative evidence that may exist. Any adjustment to the net deferred tax asset valuation allowance would be recorded in the consolidated statements of operations for the period that the adjustment is determined to be required.

The Company's income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential revisions and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known. The Company includes interest and penalties related to income taxes, including unrecognized tax benefits, within income tax expense.

Comprehensive Loss

All components of comprehensive loss, including net loss, are reported in the consolidated financial statements in the period in which they are recognized. Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources, including unrealized gains and losses on marketable securities, unrealized gains and losses on hedging activities, and foreign currency translation adjustments.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding for the period, without consideration for common share equivalents. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding, including all potentially dilutive common share equivalents. Dilutive common share equivalents are comprised of stock options and unvested RSUs outstanding under the Company's stock incentive plans, potential awards to be granted pursuant to the ESPP, and common stock warrants, each calculated using the treasury stock method, and shares issuable upon conversion of the convertible senior notes calculated using the if-converted method.

For the years ended December 31, 2025, 2024 and 2023, there was no difference in the weighted average number of shares used to calculate basic and diluted net loss per share due to the Company's net loss position in each period.

The number of common share equivalents excluded from the computation of diluted earnings per share because either the effect would have been anti-dilutive, or the performance criteria related to the units had not yet been met, are as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Options to purchase common stock	94	124	135
Unvested restricted stock units	2,661	2,858	2,089
Warrants to purchase common stock	194	194	194
Awards granted under the ESPP	73	58	14
Convertible senior notes (if-converted)	9,151	8,202	2,554
	12,173	11,436	4,986

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires the Company to disclose disaggregated jurisdictional and categorical information for the tax rate reconciliation, income taxes paid and other income tax related amounts. The Company adopted ASU 2023-09 in the current fiscal year on a prospective basis. The standard only impacts disclosures and did not affect the recognition or measurement of income taxes. Adoption had no impact on the Company's consolidated results of operations, financial position, or cash flows.

Accounting Pronouncements Issued and Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03 Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03), and in January 2025, the FASB issued Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (ASU 2025-01). ASU 2024-03 requires entities to disclose information about purchases of inventory, employee compensation, and intangible asset amortization in each income statement line item that contains those expenses. ASU 2024-03, as clarified by ASU 2025-01, is effective for the annual reporting period beginning after December 15, 2026 and interim reporting periods within the annual reporting period beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating ASU 2024-03, as clarified by ASU 2025-01, to determine the impact it may have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06 Intangibles–Goodwill and Other–Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06), which modernizes the accounting guidance for internal-use software, including website development costs. The amendments eliminate the consideration of software development stages and introduce a new capitalization threshold based on the entity's commitment to fund the project and the probability of completion. ASU 2025-06 will be effective for annual reporting periods beginning after December 15, 2027 and interim reporting periods within those annual periods. Early adoption is permitted. The Company is currently evaluating ASU 2025-06 to determine the impact it may have on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements (ASU 2025-09). This update is intended to better align hedge accounting with entities' risk management strategies and simplify application. Key provisions include allowing grouping of forecasted transactions with similar risk exposure, introducing a model for hedging variable-rate debt instruments that permit rate selection, permitting component hedging for certain nonfinancial forecasted transactions, clarifying treatment of certain compound derivatives, and restoring operability for specific dual hedge strategies. ASU 2025-09 is effective for fiscal years beginning after December 15, 2026, including interim periods, with early adoption permitted. The Company is currently evaluating ASU 2025-09 to determine the impact it may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11 Interim Reporting (Topic 270): Narrow-Scope Improvements (ASU 2025-11), which clarifies and improves the guidance for interim financial reporting. The amendments introduce a disclosure principle requiring entities to disclose events since the end of the previous annual reporting period that materially affect the entity, consolidate a comprehensive list of interim disclosure requirements within ASC 270, and provide guidance on the form and content of condensed interim financial statements. ASU 2025-11 will be effective for interim reporting periods in fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating ASU 2025-11 to determine the impact it may have on its consolidated financial statements.

3. Short-Term Investments

The Company invests in marketable securities primarily consisting of debt instruments of the United States Government, United States Government-sponsored enterprises, and financial institutions and corporations with strong credit ratings. The following represents a summary of the estimated fair value of short-term investments as of December 31, 2025 and December 31, 2024 (in thousands):

As of December 31, 2025	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Estimated Fair Value
Available-for-sale securities:							
United States Government-sponsored enterprises	$	101,230	$	773	$	(8)	$	101,995
United States Treasury securities		34,267		71		—		34,338
Commercial paper		21,500		17		(1)		21,516
Corporate debt securities		44,082		102		(1)		44,183
Total	$	201,079	$	963	$	(10)	$	202,032

As of December 31, 2024	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Estimated Fair Value
Available-for-sale securities:							
United States Government-sponsored enterprises	$	133,139	$	275	$	(134)	$	133,280
United States Treasury securities		103,645		197		(140)		103,702
Commercial paper		23,225		39		—		23,264
Corporate debt securities		105,635		248		(47)		105,836
Foreign government bonds		3,013		—		—		3,013
Total	$	368,657	$	759	$	(321)	$	369,095

The contractual maturities of available-for-sale debt securities as of December 31, 2025, were as follows (in thousands):

	Years to Maturity			
As of December 31, 2025	Within One Year		One to Two Years		Estimated Fair Value
---	---	---	---	---	---
United States Government-sponsored enterprises	$	40,048	$	61,947	$	101,995
United States Treasury securities		21,451		12,887		34,338
Commercial paper		21,516		—		21,516
Corporate debt securities		35,319		8,864		44,183
Total	$	118,334	$	83,698	$	202,032

The Company has classified all marketable securities as short-term investments, regardless of contractual maturity, based on the Company's ability and intent to use any of these securities to satisfy the Company's liquidity needs.

The Company reviews its portfolio of available-for-sale debt securities quarterly to determine if any investment is impaired due to changes in credit risk or other potential valuation concerns.

4. Composition of Certain Financial Statement Items

Accounts Receivable

Accounts receivable, net consisted of the following as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025		December 31, 2024
Accounts receivable	$	173,884	$	121,836
Less: allowance for credit losses		(8,393)		(7,251)
Accounts receivable, net	$	165,491	$	114,585

Allowance for Credit Losses

The following table provides a reconciliation of the changes in the allowance for estimated accounts receivable credit losses for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,					
	2025		2024		2023	
Balance at beginning of the period	$	7,251	$	4,898	$	4,327
Provision for expected credit losses		9,478		9,979		5,540
Write-offs and adjustments, net of recoveries		(8,336)		(7,626)		(4,969)
Balance at end of the period	$	8,393	$	7,251	$	4,898

Inventories

Inventories consisted of the following as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025		December 31, 2024	
Raw materials	$	31,770	$	32,602
Work-in-process		23,805		33,517
Finished goods		73,194		83,493
Total inventories	$	128,769	$	149,612

Property and Equipment

Property and equipment, net consisted of the following as of December 31, 2025 and 2024 (in thousands):

	As of December 31,			
	2025		2024	
Leasehold improvements	$	40,126	$	37,106
Office furniture and equipment		12,061		11,813
Computer equipment and software		5,167		9,811
Manufacturing and scientific equipment		99,273		82,248
Total cost		156,627		140,978
Less: accumulated depreciation and amortization		(73,047)		(62,828)
Total property and equipment, net	$	83,580	$	78,150

Depreciation and amortization expense related to property and equipment was $15.1 million, $14.7 million, and $13.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Intangible Assets Subject to Amortization

On May 21, 2025, the Company and various Roche entities (collectively "Roche") entered into a Settlement, Mutual Release and Cross-License Agreement (the "Roche Cross-License Agreement"). The Roche Cross-License Agreement resolved all actual or potential patent disputes as of the agreement date.

Under the terms of the Roche Cross-License Agreement, the Company agreed to pay Roche $36.0 million over a four-year period, with an initial cash payment of $8.0 million and four equal annual installments of $7.0 million thereafter. The installment payments include approximately $4.4 million of imputed interest. As a result, the Company recorded a $31.6 million liability, representing the present value of the total settlement obligation. Upon payment of the initial installment, which occurred in the second quarter of 2025, both parties granted each other non-exclusive, non-royalty-bearing, non-transferrable, and irrevocable licenses to their respective insulin delivery system-related patents and applications for a period of 10 years.

The Company allocated the present value of the settlement consideration between the value of the licensed patents and the release of past and potential future claims. Based on a relative fair value approach, $13.3 million was capitalized as an intangible asset for the value of the license, which will be amortized over seven years, reflecting the estimated useful life of the acquired patents. The remaining consideration was expensed as settlement and litigation expense with related legal fees in the second quarter of 2025.

The fair value of the licensed patents was estimated using a discounted cash flow model, which incorporated assumptions including projected revenues associated with the licensed technology, a technology migration rate, an estimated royalty rate, and a discount rate. The fair value of the past damages claimed was estimated based on applicable historical revenues and an estimated royalty rate.

Intangible assets subject to amortization consist of the licensed patent rights obtained through the Roche settlement, technology-based intangibles acquired with Sugarmate, and patents purchased or licensed that are related to the Company's commercialized products. Intangible assets as of December 31, 2025 and 2024, which were included in other long-term assets on the consolidated balance sheets, were as follows (in thousands):

	December 31,	
	2025	2024
Intangible assets, gross amount	$ 25,802	$ 12,502
Accumulated amortization	(14,082)	(11,577)
Intangible assets, net	$ 11,720	$ 925
Weighted average remaining amortization period (in months)	77	6

Amortization expense related to intangible assets subject to amortization was $2.5 million for the year ended December 31, 2025 and recorded in selling, general and administrative expense and cost of sales in the consolidated statements of operations. Amortization expense related to intangible assets subject to amortization was $1.9 million for each of the years ended December 31, 2024 and 2023, respectively and is recorded in selling, general and administrative expense in the consolidated statements of operations. The estimated aggregate future amortization expense is $2.6 million in 2026, $2.7 million in 2027, $2.3 million in 2028, $2.0 million in 2029, $1.3 million in 2030, and the remaining $0.7 million thereafter. Amortization expense for intangible assets obtained through the Roche settlement will be recorded in cost of sales in the consolidated statements of operations.

5. Fair Value Measurements

The Company performs fair value measurements in accordance with U.S. GAAP. Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. To measure fair value of assets and liabilities, the Company uses the following fair value hierarchy based on three levels of inputs:

Level 1 — observable inputs, such as quoted prices in active markets for identical assets or liabilities;
Level 2 — significant other observable inputs that are observable either directly or indirectly; and
Level 3 — significant unobservable inputs for which there are little or no market data, which require the Company to develop its own assumptions.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and employee-related liabilities are reasonable estimates of their fair values because of the short-term nature of these assets and liabilities. Short-term investments are carried at fair value.

The following table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024, and indicates the fair value hierarchy of the valuation techniques used by the Company to determine such fair value (in thousands):

	Fair Value Measurements as of December 31, 2025			
	Total	Level 1	Level 2	Level 3
Assets				
Cash equivalents[1]	$ 75,642	$ 75,642	$ —	$ —
Available-for-sale securities:				
United States Government-sponsored enterprises	101,995	—	101,995	—
United States Treasury securities	34,338	34,338	—	—
Commercial paper	21,516	—	21,516	—
Corporate debt securities	44,183	—	44,183	—
Total assets	$ 277,674	$ 109,980	$ 167,694	$ —
Liabilities				
Foreign exchange forward contracts	$ 312	$ —	$ 312	$ —
Total liabilities	$ 312	$ —	$ 312	$ —

		Fair Value Measurements as of December 31, 2024					
		Total		Level 1		Level 2		Level 3
Assets								
Cash equivalents[1]	$	56,234	$	56,234	$	—	$	—
United States Government-sponsored enterprises		133,280		—		133,280		—
United States Treasury securities		103,702		103,702		—		—
Commercial paper		23,264		—		23,264		—
Corporate debt securities		105,836		—		105,836		—
Foreign government bonds		3,013		—		3,013		—
Total assets	$	425,329	$	159,936	$	265,393	$	—

(1) Generally, cash equivalents include money market funds and investments with a maturity of three months or less from the date of purchase.

The Company's Level 1 financial instruments, which are in active markets, are valued using unadjusted quoted market prices for identical instruments.

The Company's Level 2 financial instruments are valued using market prices on less active markets with observable valuation inputs such as interest rates and yield curves. The Company obtains the fair value of Level 2 financial instruments from quoted market prices, calculated prices or quotes from third-party pricing services. The Company validates these prices through independent valuation testing and review of portfolio valuations provided by the Company's investment managers. The Company's foreign currency forward contracts are designated as cash flow hedges (see Note 9 "Derivatives") and are commitments to purchase or sell a foreign currency at a future date at a negotiated forward rate. These contracts are marked-to-market by recognizing the difference between the contract forward exchange rate and the forward market exchange rate.

There were no transfers into or out of Level 3 assets during the years ended December 31, 2025 and 2024, respectively.

Fair Value of Convertible Senior Notes

The Company's Convertible Senior Notes are carried at amortized cost on the consolidated balance sheets (see Note 7, "Debt"). The Company estimated the fair value of its convertible senior notes based on Level 2 quoted market prices as follows (in thousands):

		Fair Value Measurements as of		
		December 31, 2025		December 31, 2024
Convertible Senior Notes due 2025	$	—	$	39,130
Convertible Senior Notes due 2029		324,979		407,752
Total fair value of outstanding convertible senior notes	$	324,979	$	446,882

6. Leases

The Company's leases consist of operating leases for facility space to support general office, research and development, manufacturing and warehouse facilities, and equipment. These non-cancellable operating leases have initial lease terms from two years to thirteen years.

Headquarters Lease

In September 2021, the Company entered into a lease agreement for 181,949 square feet of general administrative, laboratory, and research and development office space (the Premises) located on High Bluff Drive in San Diego, California (Headquarters Lease). The Headquarters Lease term expires in April 2035.

In December 2023, the Company entered into an agreement to sublease the Phase II portion of the leased premises under the Headquarters Lease, from January 2025 through March 2029, for which accounting commenced in January 2025.

The Company recognizes the sublease income on a straight-line basis over the term of the sublease which is classified in the Company's consolidated statements of operations and comprehensive loss as a reduction of rent expense in selling, general and administrative expense (SG&A). The difference between sublease income recognized and cash received from the subtenant accrues as a deferred rent receivable.

Operating Lease Impairment Charges

As part of our evaluation of the sublease agreement related to the Headquarters Lease, the Company compared the estimated undiscounted sublease income to the net book value of the underlying right of use asset. Because the expected sublease income was less than the net book value of the sublease assets, the Company recorded a $3.6 million impairment charge in operating expenses in 2025 by reducing the net book value of the subleased assets to their estimated fair value, which is determined by discounting the estimated sublease income using the estimated incremental borrowing rate of the subtenant.

Additionally, in 2025, the Company transferred certain development activities from its Lausanne, Switzerland location to the United States. In connection with this relocation, the Company evaluated the impact on related fixed assets and operating lease arrangements. The Company also reviewed its assumptions for estimated future sublease income for its Vista Sorrento lease. As a result, the Company recorded a $3.1 million impairment charge in operating expenses in 2025, comprised of operating lease impairment charges and write-offs of fixed assets consisting primarily of leasehold improvements.

In 2023, the Company consolidated facilities by moving the administrative functions and other operations from the leased space on Vista Sorrento Parkway in San Diego, California (Vista Sorrento Lease) to the Company's new headquarters, located on High Bluff Drive in San Diego, California. In connection with permanently ceasing use of the Vista Sorrento Lease, the Company recorded a $14.1 million impairment charge as the carrying amount of the assets related to the Vista Sorrento Lease exceeded its fair value based on the Company's estimate of future discounted cash flows related to the leased facility. The $14.1 million charge was comprised of an $11.2 million impairment of operating lease right-of-use assets and a $2.9 million write-off of fixed assets, and was recorded as a component of selling, general and administrative expenses in the consolidated statements of operations.

Supplemental Lease Disclosure Information

The Company's lease costs recorded in the consolidated statements of operations were as follows (in thousands):

		Year Ended December 31,				
		2025		2024		2023
Operating lease cost (excluding sublease income)	$	17,135	$	14,276	$	15,971
Short-term lease cost		162		87		108
Loss on lease termination and right-of-use asset impairment charges		6,697		—		11,224
Sublease income	$	(2,263)	$	—	$	—
Total lease cost	$	21,731	$	14,363	$	27,303

Maturities of operating lease liabilities as of December 31, 2025 were as follows (in thousands):

Years Ending December 31,		
2026	$	19,472
2027		21,865
2028		18,401
2029		16,553
2030		17,063
Thereafter		80,062
Total undiscounted lease payments		173,416
Less: amount representing interest		(38,977)
Present value of operating lease liabilities		134,439
Less: current portion of operating lease liabilities		(19,472)
Operating lease liabilities - long-term	$	114,967

The weighted-average remaining lease term and weighted-average discount rate for operating leases were as follows:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (in years)	8.6	9.2
Weighted-average discount rate used to determine operating lease liabilities	5.8 %	5.3 %

Cash amounts paid included in the measurement of lease liabilities, representing operating cash flows, were $20.2 million, $17.9 million, and $13.9 million for the years ended December 31, 2025, 2024, and 2023, respectively.

7. Debt

Convertible Senior Notes Due 2029

On March 8, 2024, the Company completed an offering of $316.3 million aggregate principal amount of 1.50% Convertible Senior Notes due 2029 (the 2029 Notes). The proceeds from the issuance of the 2029 Notes were $306.8 million, net of debt issuance costs.

The Company used approximately $246.1 million of the net proceeds to repurchase approximately $246.7 million in aggregate principal amount of its Convertible Senior Notes Due 2025 (the 2025 Notes) concurrently with the pricing of the 2029 Notes in privately negotiated transactions. The Company also paid $1.3 million of accrued interest due at time of the note repurchase. As a result of the repurchase, the Company recognized a $1.3 million loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2024. The loss on extinguishment of debt included the unamortized debt issuance costs related to the portion of the 2025 Notes repurchased.

The Company also used $30.0 million of the net proceeds to repurchase shares of the Company's common stock from certain purchasers of the 2029 Notes at a purchase price equal to the last reported sale price per share of the Company's common stock on March 5, 2024, which was $27.105 per share. In addition, the Company used $15.8 million of the net proceeds to pay the cost of the capped call transactions (2029 Capped Call Transactions) discussed below.

The 2029 Notes are the Company's senior unsecured obligations. Interest is payable in cash semi-annually in arrears on March 15 and September 15 of each year beginning on September 15, 2024, at a rate of 1.50% per year. The 2029 Notes mature on March 15, 2029 unless repurchased, redeemed, or converted in accordance with their terms before the maturity date.

The initial conversion rate for the 2029 Notes is 28.9361 shares of common stock per $1,000 principal amount of the 2029 Notes, which is equivalent to an initial conversion price of approximately $34.56 per share of the Company's common stock (2029 Notes Conversion Price). The conversion rate is subject to customary adjustments for certain events as described in the indenture governing the 2029 Notes.

The Company may not redeem the 2029 Notes before March 22, 2027. The Company has the option to redeem for cash all or any portion of the 2029 Notes on or after March 22, 2027 if the last reported sale price of the Company's common stock has been at least 130% of the 2029 Notes Conversion Price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides notice of redemption, during any 30 consecutive trading day period, at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid interest. No sinking fund is provided for the 2029 Notes.

Holders of the 2029 Notes may convert all or a portion of their 2029 Notes at their option before December 15, 2028, in multiples of $1,000 principal amounts, only under the following circumstances:

- during any calendar quarter commencing after the quarter ending on June 30, 2024 (and only during such calendar quarter), if the last reported sale price of the Company's common stock, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the 2029 Notes Conversion Price on each applicable trading day;

- during the five business day period after any ten consecutive trading day period (the measurement period) in which the trading price per $1,000 principal amount of the 2029 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the applicable conversion rate of the 2029 Notes on such trading day;

- if the Company calls such 2029 Notes for redemption, at any time before the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the 2029 Notes called (or deemed called) for redemption; or

- on the occurrence of specified corporate events.

On or after December 15, 2028, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2029 Notes, in integral multiples of $1,000 principal amount, at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of common stock, or a combination of cash and shares of common stock, at the Company's election, in the manner and subject to the terms and conditions provided in the indenture governing the 2029 Notes.

Convertible Senior Notes Due 2025

In May 2020, the Company completed an offering of $287.5 million aggregate principal amount of 1.50% Convertible Senior Notes due 2025 (the 2025 Notes). The proceeds from the issuance of the Notes were $244.6 million, net of debt issuance costs and cash used to pay the cost of certain related capped call transactions. In March 2024, the Company repurchased for cash $246.7 million aggregate principal amount of the 2025 Notes, concurrently with the pricing of the 2029 Notes in privately negotiated transactions. The 2025 Notes matured in the second quarter of 2025, and the Company settled the balance of $40.8 million using existing cash balances.

The net carrying amount of the Company's convertible senior notes on the consolidated balance sheets consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Principal amount:		
Convertible Senior Notes Due 2029	$ 316,250	$ 316,250
Convertible Senior Notes Due 2025	—	40,760
Total principal amount	316,250	357,010
Unamortized debt issuance costs	(6,214)	(8,074)
Total debt, net	$ 310,036	$ 348,936
Less: current portion	—	(40,670)
Long-term senior convertible notes	$ 310,036	$ 308,266

As of December 31, 2025, the if-converted value of the 2029 Notes did not exceed the principal amount. As of December 31, 2024, the if-converted value of the 2029 Notes exceeded the principal amount by $13.4 million.

The following table summarizes the effective interest rates for each of our convertible senior notes for the periods shown:

	Year Ended December 31,		
	2025	**2024**	**2023**
Effective interest rate:			
Convertible Senior Notes Due 2025[1]	2.1 %	2.1 %	2.2 %
Convertible Senior Notes Due 2029	2.1 %	2.1 %	*

(1) The effective interest rate presented represents the rate applicable for the period outstanding. The 2025 Notes matured in May 2025, and the outstanding principal balance was settled using cash balances.

* Not applicable as no notes were outstanding at this date.

The following table details interest expense related to the Notes recognized for the years ended months ended December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Contractual interest expense[1]	$ 4,948	$ 5,161	$ 7,565
Amortization of debt issuance costs	1,860	1,906	1,803
Total interest expense	$ 6,808	$ 7,067	$ 9,368

(1) Contractual interest expense for the year ended December 31, 2023 included $3.3 million of additional interest. In October 2023, the Company was notified that additional interest beyond the 1.50% per annum had been accruing on the 2025 Notes since May 2021, under the terms of the indenture. This additional interest accrued at a rate of 0.50% per annum on the outstanding principal amount of the Notes to approximately $3.3 million. The additional accrued interest was fully paid during the fourth quarter of 2023.

2029 Capped Call Transactions

In connection with the issuance of the 2029 Notes, the Company entered into Capped Call Transactions in March 2024 with certain counterparties at a net cost of $15.8 million (2029 Capped Call Transactions). The 2029 Capped Call Transactions are expected generally to reduce potential dilution to the Common Stock upon any conversion of the 2029 Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted 2029 Notes, as the case may be, with such reduction and/or offset subject to a cap based on a cap price initially equal to $42.01 per share, and is subject to certain adjustments under the terms of the 2029 Capped Call Transactions.

Promissory Note Payable

In connection with the acquisition of Capillary Biomedical, Inc. in 2022, the Company assumed a $4.7 million promissory note payable. The promissory note accrues interest at the rate of 5.0% per year, and becomes due and payable upon the first sale or license of the commercialized product. As of December 31, 2025 and 2024, the loan balance, including accrued interest, was $4.9 million and $4.8 million, respectively, and was included as a component of other current liabilities on the consolidated balance sheets.

8. Stockholders' Equity

Shares Reserved for Future Issuance

The following shares of the Company's common stock were reserved for future issuance as of December 31, 2025 (in thousands):

Shares reserved for issuance upon conversion of Convertible Senior Notes	9,151
Shares underlying outstanding warrants	194
Shares underlying outstanding stock options	2,789
Shares underlying unvested restricted stock units	3,657
Shares authorized for issuance pursuant to awards granted under the ESPP	1,934
Shares authorized for future equity award grants	539
Total	18,264

Common Stock Warrants

Warrants outstanding to purchase shares of the Company's common stock as of December 31, 2025 are equity-classified and were as follows:

Issue Date	Exercise Price Per Share	Warrants Outstanding	Expiration Date of Warrants Outstanding
March 2017	$23.50	193,788	March 2027

Each warrant allows the holder to purchase one share of common stock at the per share exercise price of the warrant.

Stock Options

The maximum term of stock options granted under the Company's active plans is ten years. Stock options have an exercise price equal to the closing price of the Company's common stock on the applicable award date. The Company did not grant any stock options in the periods presented.

The following table summarizes stock option activities under the Company's stock incentive plans:

	Total Stock Options		Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2022	4,442,313	$	57.95	6.12	$	30,236
Exercised	(72,536)	$	17.86		$	1,400
Canceled/forfeited/expired	(473,773)	$	90.14		$	95
Outstanding as of December 31, 2023	3,896,004	$	54.79	5.30	$	11,703
Exercised	(112,171)	$	19.90		$	2,483
Canceled/forfeited/expired	(257,277)	$	85.51		$	—
Outstanding as of December 31, 2024	3,526,556	$	53.65	4.32	$	16,147
Exercised	(83,425)	$	13.77		$	940
Canceled/forfeited/expired	(654,144)	$	62.79		$	31
Outstanding as of December 31, 2025	2,788,987	$	52.70	3.41	$	3,452
Vested and expected to vest as of December 31, 2025	2,788,987	$	52.70	3.41	$	3,452
Exercisable as of December 31, 2025	2,788,987	$	52.70	3.41	$	3,452

Restricted Stock Units

Restricted stock units (RSUs) have a grant value equal to the closing price of the Company's common stock on the award date. RSUs granted before March 2022 generally vest over a four-year period based on continuous service as to 25% of the underlying shares on the first anniversary of the award, with the balance of the RSUs vesting quarterly over the following three years. RSUs granted after March 2022 generally vest over a three-year period based on continuous service to the Company as to 33% of the underlying shares on the first anniversary of the award, with the balance of the RSUs vesting quarterly over the following two years. In addition, the Company granted 297,456, 151,660 and 110,074 performance-based RSUs during the years ended December 31, 2025, 2024 and 2023, respectively, of which 297,456, 151,660, and 92,308 units remained outstanding as of December 31, 2025.

The following table summarizes RSU activities, which includes performance-based RSUs, for the Company's stock incentive plans:

	Total RSUs	Weighted-Average Grant Date Fair Value		Aggregate Intrinsic Value (in thousands)
Unvested awards outstanding as of December 31, 2022	1,833,832	$	72.57	$ 82,431
Granted	2,359,907	$	28.13	
Vested	(735,155)	$	73.17	
Canceled/forfeited	(282,425)	$	59.17	
Unvested awards outstanding as of December 31, 2023	3,176,159	$	40.61	$ 93,951
Granted	2,332,553	$	44.52	
Vested	(1,475,409)	$	42.76	
Canceled/forfeited	(294,533)	$	41.05	
Unvested awards outstanding as of December 31, 2024	3,738,770	$	42.17	$ 134,670
Granted	2,411,096	$	20.19	
Vested	(1,909,227)	$	43.26	
Canceled/forfeited	(584,350)	$	34.25	
Unvested awards outstanding as of December 31, 2025	3,656,289	$	28.33	$ 77,900
Awards expected to vest as of December 31, 2025	3,501,145	$	28.36	$ 74,551

The aggregate fair value of RSUs that vested during the years ended December 31, 2025, 2024 and 2023 was $41.4 million, $58.5 million, and $21.2 million, respectively, which represents the market value of the Company's common stock on the date the RSUs vested. The number of RSUs vested includes shares of common stock the Company withheld on behalf of employees to satisfy the minimum statutory tax withholding requirements. RSUs that are expected to vest are net of estimated future forfeitures.

Employee Stock Purchase Plan

The ESPP enables eligible employees to purchase shares of the Company's common stock using their after-tax payroll deductions, subject to certain conditions. Eligible employees may contribute, through payroll deductions, up to 15% of their earnings for the purchase of common stock under the ESPP. The purchase price of common stock under the ESPP is the lesser of: (a) 85% of the fair market value of a share of the Company's common stock on the first date of an offering or (b) 85% of the fair market value of a share of the Company's common stock on the date of purchase.

During the years ended December 31, 2025, 2024 and 2023, 749,971, 770,362 and 499,431 shares of our common stock, respectively, were purchased under the ESPP for proceeds of $11.9 million, $12.2 million and $10.7 million, respectively.

Stock-Based Compensation

The following table summarizes the allocation of stock-based compensation expense included in the consolidated statements of operations for all stock-based compensation arrangements (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cost of sales	$ 6,395	$ 7,361	$ 6,212
Selling, general and administrative	60,074	62,794	56,303
Research and development	25,912	31,228	25,561
Total stock-based compensation expense	$ 92,381	$ 101,383	$ 88,076

The total stock-based compensation expense capitalized as part of the cost of the Company's inventories was $1.2 million and $1.8 million as of December 31, 2025 and 2024, respectively.

As of December 31, 2025, the total unamortized stock-based compensation expense of approximately $78.3 million will be recognized over the remaining weighted average vesting term of approximately 1.7 years.

The Company records stock-based compensation expense associated with the ESPP using the Black-Scholes option pricing model. The assumptions used in the Black-Scholes option pricing model for the ESPP were as follows:

	ESPP		
	Year Ended December 31,		
	2025	2024	2023
Weighted average grant date fair value (per share)	$ 9.84	$ 17.01	$ 10.35
Risk-free interest rate	3.9 %	4.7 %	4.9 %
Dividend yield	0.0 %	0.0 %	0.0 %
Expected volatility	74.8 %	67.5 %	63.9 %
Expected term (in years)	1.3	1.3	1.3

Risk-free Interest Rate. The risk-free interest rate assumption was based on the United States Treasury's rates for United States Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued.

Expected Dividend Yield. The dividend yield is zero because the Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

Expected Volatility. The expected volatility was estimated based on a weighted-average of the Company's actual historical volatility of its common stock measured over the expected term.

Expected Term. The Company utilized the simplified method for estimating the expected term of stock option grants. Under this approach, the weighted-average expected term is presumed to be the average of the vesting term and the contractual term of the option.

The Company also estimates forfeitures at the time of grant, and revises those estimates in subsequent periods if actual forfeitures differ from its estimates.

9. Derivatives

Due to the global nature of the Company's operations, a portion of its revenue and operating expense are denominated in currencies other than the U.S. dollar, exposing the Company to foreign currency exchange rate fluctuations. To mitigate the impact of these fluctuations, the Company uses foreign currency forward contracts to hedge a portion of its forecasted international revenue and operating expense. The Company's foreign currency forward contracts are denominated primarily in Euros, Canadian dollars and Swiss francs (CHF).

As of December 31, 2025, the Company's outstanding foreign currency forward contracts settle within nine months. These contracts are designated as cash flow hedges. Unrealized gains or losses on these contracts are recorded in accumulated other comprehensive income (loss) (AOCI). Realized gains and losses of such contracts are recognized in revenue and operating expenses in the same period during which the hedged transactions affect the consolidated results of operations. The cash flow effects of our derivative contracts in the consolidated statements of cash flows are included in net cash provided by operating activities. All derivative instruments are used solely for risk management purposes and are not for speculative trading purposes. For the periods presented, the Company did not have any non-designated hedges.

The notional value of foreign currency forward contracts outstanding related to forecasted transactions was $68.2 million as of December 31, 2025. The Company did not have any forward contracts outstanding as of December 31, 2024. The Company recorded an unrealized loss on foreign currency forward contracts of $0.3 million for the year ended December 31, 2025.

The following table summarizes the effect of foreign currency forward contracts designated as hedging instruments in our consolidated statements of operations (in thousands):

| | Year Ended December 31, 2025 |
	Net Gains (Losses) Reclassified from AOCI into Operating Income
Designated cash flow hedges:	
Revenue	$ (614)
Operating expense	$ (60)

The Company did not enter into any foreign currency forward contracts that qualified for hedge accounting in 2024 and 2023, and therefore there were no derivative assets or liabilities, nor adjustments to revenue or operating expense as a result of cash flow hedges during the years ended December 31, 2024 and 2023.

10. Employee Benefits

Defined Contribution Plans

The Company has defined contribution plans for certain of its employees. The Company's largest defined contribution plan is the 401(k) plan for employees in the United States who are at least 18 years of age. Eligible employees may participate in the plan beginning on the first day of the calendar month following their date of hire. Unless they affirmatively elect otherwise, eligible employees are automatically enrolled in the plan following 30 days from their date of hire. Under the terms of the plan, eligible employees may make voluntary contributions as a percent of compensation and the Company may elect to match a discretionary percentage of employee contributions. The total cost recognized by the Company for the 401(k) plan was $4.9 million, $4.6 million and $4.2 million, respectively, for the years ended December 31, 2025, 2024 and 2023. The Company's contributions for its defined contribution plans for employees internationally were not material for each of the years ended December 31, 2025, 2024 and 2023.

11. Income Taxes

The loss before provision for income taxes for the Company's operations was as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
United States	$ (226,958)	$ (78,156)	$ (135,411)
Foreign	26,686	(13,714)	(84,843)
Loss before provision for income taxes	$ (200,272)	$ (91,870)	$ (220,254)

The components of income tax expense were as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Current:			
Federal	$ 461	$ 636	$ 308
State	27	1,143	345
Foreign	3,950	2,376	1,704
Total current tax expense	4,438	4,155	2,357
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	—	—	—
Total deferred income tax benefit	—	—	—
Income tax expense	$ 4,438	$ 4,155	$ 2,357

The expense for income taxes reconciles to the amount computed by applying the federal statutory rate to loss before taxes as follows (in thousands):

	Year Ended December 31, 2025	
	$	%
Income tax benefit at federal statutory rate [1]	$ (42,057)	21.00 %
State income tax, net of federal benefit[2]	(1,038)	0.52 %
Foreign tax effects		
Switzerland		
Foreign rate differential	(3,041)	1.52 %
Changes in valuation allowance	(7,037)	3.51 %
Other tax effects	166	(0.08)%
Other foreign jurisdictions	(1,722)	0.86 %
Effect of changes in tax laws or rates enacted in the current period	—	— %
Effect of cross-border tax laws		
Subpart F income inclusion	348	(0.17)%
Tax credits		
Research and development credits	(10,370)	5.18 %
Foreign tax credits	(2,667)	1.33 %
Changes in valuation allowance	54,580	(27.25)%
Nontaxable or nondeductible items		
Non-deductible stock-based compensation	3,952	(1.97)%
Other non-deductible and non-taxable	(103)	0.05 %
Other		
Stock-based compensation - (windfall) shortfall	11,542	(5.76)%
Net impact on liquidation of foreign subsidiary	(17,262)	8.62 %
Other	1,850	(0.94)%
Changes in unrecognized tax benefits	17,297	(8.64)%
Income tax expense	$ 4,438	(2.22)%

	Year Ended December 31,	
	2024	2023
Income tax benefit at federal statutory rate [1]	$ (19,293)	$ (46,253)
State income tax, net of federal benefit	(1,444)	(1,313)
Convertible debt repurchase transaction	1,658	—
Research and development credits	(7,865)	(6,283)
Section 382 limitation	—	(5)
Stock-based compensation	5,772	14,904
Officers' compensation	1,043	1,547
Recognition of acquired deferred tax assets	—	(5,048)
Acquired IPR&D expenses	—	14,938
Cross-border tax impacts	(1,422)	(307)
Foreign rate differential	2,075	7
Other	1,159	1,374
Change in valuation allowance	22,472	28,796
Income tax expense	$ 4,155	$ 2,357

(1) For the years ended December 31, 2025, 2024 and 2023, the U.S. federal statutory tax rate was 21%.

(2) The state of California comprises greater than 50% of our state tax benefit.

The amounts of cash income taxes paid, net of refunds received, by the Company are as follows:

| | Year Ended December 31, |
	2025
Federal	$ 2,246
State	
Illinois	353
Other states	775
Foreign	
Netherlands	1,541
Other foreign	141
Total cash paid in income taxes, net of refunds received	$ 5,056

Significant components of the Company's net deferred income tax assets as of December 31, 2025 and 2024 are shown in the table below (in thousands). The Company assesses all available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative book loss incurred over the three-year period ended December 31, 2025. Such objective evidence limits the ability to consider other subjective evidence, such as projections for future growth. On the basis of this analysis, a valuation allowance of $270.3 million and $210.4 million as of December 31, 2025 and 2024, respectively, was recorded to offset the net deferred tax asset as realization of such asset is uncertain. However, the amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company's projections for future growth.

| | December 31, | |
	2025	2024
Deferred tax assets:		
Net operating loss (NOL) carryforwards	$ 62,970	$ 40,536
Research and development tax credits carryforwards	56,670	32,298
Capitalized research and development expenses	57,122	74,974
Accrued compensation	31,339	38,053
Lease liabilities	31,996	29,165
Warranty reserve	13,096	12,222
Intangible assets	30,390	—
Other	13,771	8,610
Total deferred tax assets	297,354	235,858
Deferred tax liabilities:		
Fixed assets	(4,185)	(5,485)
Operating lease right-of-use assets	(22,887)	(19,792)
Other	—	(218)
Total deferred tax liabilities	(27,072)	(25,495)
Less valuation allowance	(270,282)	(210,363)
Net deferred tax assets	$ —	$ —

As of December 31, 2025, the Company had accumulated federal and state NOL carryforwards of approximately $379.0 million, and $349.3 million, respectively. Out of the total federal NOL carryforwards, approximately $295.3 million were generated after January 1, 2018, and therefore do not expire. NOLs generated after January 1, 2018, are subject to 80% limitation in accordance with the Tax Cuts and Jobs Act of 2017. The remaining federal NOL carryforwards of $83.7 million will begin to expire in 2034, and state NOL carryforwards continue to expire. The California NOL carryforwards of $200.5 million will begin expiring in 2029. The Company had approximately $34.3 million of international carryforwards as of December 31, 2025, which begin to expire in 2030.

The Company also has federal and California research and development credit carryforwards of approximately $41.0 million and $38.4 million, respectively, as of December 31, 2025. The federal research and development credit carryforwards will begin expiring in 2040, unless previously utilized. The California research and development credit will carry forward indefinitely.

Use of the Company's NOL and research and development credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitations may result in the expiration of NOL carryforwards before utilization. The Company has completed an analysis through December 31, 2024 to determine whether its NOLs and credits are likely to be limited by Section 382. The Company is currently in a loss position for the year ended December 31, 2025 and will continue monitoring future ownership changes under Section 382. Additionally, ownership changes occurring after December 31, 2025 and future years may also limit the Company's ability to fully utilize any remaining tax benefits.

The evaluation of uncertainty in a tax position is a two-step process. The first step involves recognition. The Company determines whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. The technical merits of a tax position are derived from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with a taxing authority.

The following table summarizes the activity related to the Company's gross unrecognized tax benefits at the beginning and end of the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Gross unrecognized tax benefits at the beginning of the year	$ 27,474	$ 21,527	$ 16,986
Increases related to current year positions	49,606	5,947	3,961
Increases (decreases) related to prior year positions	(8,941)	—	580
Gross unrecognized tax benefits at the end of the year	$ 68,139	$ 27,474	$ 21,527

As of December 31, 2025 and 2024, the Company had $39.8 million and $24.9 million of unrecognized tax benefits, respectively, that, if recognized and realized would impact the effective tax rate, subject to the valuation allowance.

The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense. The Company had no material accrual for interest and penalties on the Company's consolidated balance sheets and the amount of interest and penalties recognized in the consolidated statements of operations were not material for the years ended December 31, 2025, 2024 and 2023.

The Company is subject to taxation in the United States and various foreign and state jurisdictions. Prior to 2018, the losses were all attributable to the United States. The Company's tax years from 2006 (inception) are subject to examination by the United States and state authorities due to the carry forward of unutilized NOLs and research and development credits.

Undistributed earnings of the foreign subsidiaries are indefinitely reinvested. Thus, the Company has not recognized any deferred taxes on foreign unremitted earnings.

12. Business Segment and Geographic Information

Segment Reporting

Operating segments are identified as components of an enterprise about which discrete financial information is available for evaluation by the chief operating decision-maker (CODM) in making decisions regarding resource allocation and assessing performance. The Company is organized based on its current product portfolio, which consists primarily of insulin pumps, single-use insulin cartridges and infusion sets for the storage and delivery of insulin. The Company views its operations and manages its business as one reporting segment because key operating decisions and resource allocations are made by the CODM using consolidated financial data. Accordingly, the Company is organized as a single operating segment and therefore a single reportable segment: Insulin Pumps and Supplies.

The Company's CODM is the Chief Executive Officer (CEO), who evaluates segment performance based on segment net income (loss) on a consolidated basis. Segment net income (loss) was consistent with the net loss amounts reported in the Company's consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023. There were no significant segment expenses that are regularly provided to the CODM other than those reported in the Company's consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023.

The Company's CODM is provided segment assets information on a consolidated basis for the evaluation of Company performance. Total segment assets were consistent with total assets reported in the Company's consolidated balance sheets for December 31, 2025 and December 31, 2024.

Disaggregation of Sales

Segment revenues were consistent with revenue reported in the Company's consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023. The Company primarily sells its products through national and regional distributors in the United States on a non-exclusive basis, and through distribution partners internationally. In the United States and Canada, the Company also uses a direct sales force. The Company disaggregates its revenue by geography, major sales channel and product as management believes these categories best depict how the nature, amount and timing of revenues and cash flows are affected by economic factors.

Sales by Geographic Region and Customer Sales Channel

During the years ended December 31, 2025, 2024 and 2023, no individual country internationally generated revenue that represented more than 10% of total revenue. The table below sets forth revenues for the Company's two primary geographical markets, based on the geographic location to which its products are shipped (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
United States	$ 706,936	$ 672,685	$ 554,878
International	307,800	267,518	192,840
Total Sales	$ 1,014,736	$ 940,203	$ 747,718

Sales by Product

During the years ended December 31, 2025, 2024 and 2023, sales by product were as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Pump	$ 464,139	$ 434,169	$ 365,842
Supplies and other	550,597	475,785	406,983
Net sales recognized (deferred) for Tandem Choice program	—	30,249	(25,107)
Total Sales	1,014,736	940,203	747,718

Sales to distributors accounted for 63%, 61%, and 64% of the Company's total United States sales for the years ended December 31, 2025, 2024 and 2023, respectively. Sales from the pharmacy channel accounted for 4% of the Company's total United States sales for the year ended December 31, 2025. There were no sales from the pharmacy channel for the years ended December 31, 2024 and 2023. Sales to distributors accounted for the vast majority of the Company's total international sales for the years ended December 31, 2025, 2024 and 2023, respectively.

13. Acquisitions

In December 2022, the Company entered into a share purchase agreement to acquire all of the registered shares of AMF Medical (Original Transaction). AMF Medical is the original developer of the Sigi Patch Pump, which continued to be under development and was not yet commercially available as of December 31, 2025.

In 2023, the Company completed the acquisition of AMF Medical. The total aggregate consideration for the Original Transaction included a previous strategic investment of CHF 8.0 million made in 2022, a cash payment of CHF 62.4 million paid at the closing of the Transaction, and additional contingent earnout payments of up to CHF 129.6 million. The contingent consideration was to be recognized as certain defined contingencies were resolved and the respective consideration was paid or became payable.

The transaction was accounted for as an asset acquisition as substantially all the value of the gross assets was concentrated in a single asset. The Company recorded a $78.8 million charge in 2023 representing the value of acquired in-process research and development assets with no alternative future use, including acquisition-related expenses, on its consolidated statements of operations in acquired in-process research and development expenses (IPR&D).

In January 2025, the Company entered into an amended agreement that removed contingent liabilities included in the Original Transaction. Under the revised term, the Company agreed to pay CHF 68.0 million, consisting of a CHF 40.0 million ($43.5 million USD) payment made in January 2025 and a final payment of CHF 28.0 million ($35.1 million USD) made in October 2025. All other payment obligations under the Original Transaction were removed. The total consideration of CHF 68.0 million ($75.2 million USD) was recognized as acquired IPR&D in the Company's consolidated statements of operations and comprehensive loss in the first quarter of 2025. In addition, the Company recognized $3.4 million of foreign exchange losses in total other income (expense), net during the fourth quarter of 2025.

14. Commitments and Contingencies

Legal and Regulatory Matters

From time to time, the Company is involved in various legal proceedings, regulatory matters, and other disputes or claims arising from or related to claims incident to the normal course of the Company's business activities, including actions with respect to intellectual property, data privacy, employment, regulatory, product liability and contractual matters. Although the results of such legal proceedings and claims cannot be predicted with certainty, as of December 31, 2025 the Company believes it is not currently a party to any legal proceedings, regulatory matters, or other disputes or claims for which a material loss was considered probable or for which the amount or range of loss was reasonably estimable. However, regardless of the merit of the claims raised or the outcome, legal proceedings may have an adverse impact on the Company as a result of defense and settlement costs, diversion of management time and resources, and other factors.

Letters of Credit

As of December 31, 2025, in connection with one of the Company's operating leases (see Note 6, "Leases"), the Company had a $4.9 million unsecured irrevocable standby letter of credit arrangement with a bank, under which the landlord of the building is the beneficiary. The Company is required to maintain the standby letter of credit throughout the term of the lease, which expires in April 2035.

Purchase Obligations

The Company has agreements with suppliers and other parties to purchase inventory, other goods and services and long-lived assets. Product inventory obligations consist primarily of purchase order commitments for raw materials used in the production of insulin pumps and cartridges, and finished goods infusion sets. Cancellation of outstanding purchase orders is generally allowed under the standard terms of our purchase order agreements, but may require payment of costs incurred through the date of cancellation. As of December 31, 2025, obligations under our purchase agreements totaled approximately $365.4 million, of which approximately $267.7 million is scheduled to be received and become payable within one-year with the remainder due in the year thereafter.

15. Fourth Quarter Financial Data (Unaudited)

The financial information for the three months ended December 31, 2025 and 2024 presented in the following table reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the results of the interim periods (in thousands, except per share data):

	For the Quarter Ended	
	December 31, 2025	December 31, 2024
Sales[1]	$ 290,383	$ 282,648
Gross profit[1][2]	$ 167,460	$ 157,455
Operating expenses	$ 159,166	$ 158,036
Operating income (loss)	$ 8,294	$ (581)
Net income (loss)	$ (589)	$ 755
Basic net income (loss) per share	$ (0.01)	$ 0.01
Weighted average shares used to compute basic net income (loss) per share	68,014	65,939
Diluted net income (loss) per share	$ (0.01)	$ 0.01
Weighted average shares used to compute diluted net income (loss) per share	68,014	66,157

(1) The Company recognized revenue of $30.2 million for the quarter ended December 31, 2024, as a result of the Tandem Choice program (see Note 2, "Summary of Significant Accounting Policies"). There was no comparative adjustment to sales for the quarter ended December 31, 2025.

(2) For the quarter ended December 31, 2024, the Company recognized charges to cost of sales of $0.6 million for Tandem Choice fulfillments in 2024. There was no comparative adjustment to cost of sales for the quarter ended December 31, 2025.

The numerator and denominator of the basic and diluted net income per share computations are calculated as follows for the three months ended December 31, 2024 (in thousands).

	For the Quarter Ended
	December 31, 2024
Net income - basic and diluted	$ 755
Weighted average shares outstanding - basic	65,939
Dilutive common share equivalents:	
Options to purchase common stock	112
Warrants to purchase common stock	59
Awards to be granted under the ESPP	47
Weighted average shares outstanding - diluted	66,157

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A.   Controls and Procedures.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed in the reports we file with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As of December 31, 2025, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2025.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by or under the supervision of our management, including our principal executive officer and principle financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2025, our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025 as stated in its report, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitation on Effectiveness of Controls

In designing and evaluating our controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. In reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. In addition, the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

As discussed above, Mr. Sheridan, our principal executive officer, and Ms. Vosseller, our principal financial and accounting officer, are involved in a personal relationship and share a primary residence. While our board of directors is informed of the relationship and appropriate actions have been taken to ensure compliance with our policies and procedures, the existence of this relationship may create additional risk, or the perception of additional risk, that our controls and procedures may not be effective.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tandem Diabetes Care, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Tandem Diabetes Care, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tandem Diabetes Care, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 19, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Diego, California
February 19, 2026

Item 9B.   Other Information.

(a) None.

(b) Securities Trading Plans of Directors and Executive Officers.

None.

PART III

Item 10.   **Directors, Executive Officers and Corporate Governance.**

We have adopted a code of business conduct and ethics that applies to our Chief Executive Officer and other senior financial officers (our Chief Financial Officer, Vice President of Finance, Controller and other senior financial officers performing similar functions), which we refer to as the Code of Ethics (Senior Financial Officers). Our Code of Ethics (Senior Financial Officers) is designed to meet the requirements of paragraph (b) of Item 406 of Regulation S-K. We will promptly disclose on our website to the extent required by SEC rules (i) any amendment to or any waiver, including an implicit waiver, of our Code of Ethics (Senior Financial Officers) that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, and that relates to any element of the code of ethics definition enumerated in paragraph (b) of Item 406 of Regulation S-K, and (ii) the nature of any such amendment or waiver.

We have also adopted a code of business conduct and ethics that applies to all of our directors and employees, which we refer to as the Code of Ethics (Directors and Employees). The Code of Ethics (Senior Financial Officers) and the Code of Ethics (Directors and Employees) are available on our website at www.tandemdiabetes.com under the Investor Center section of the website. However, the information contained on or accessed through our website does not constitute part of this Annual Report, and references to our website address in this Annual Report are inactive textual references only.

The information required by this item that is not set forth above will be set forth in our definitive proxy statement for our 2026 annual meeting of stockholders (the Proxy Statement), to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2025, under the headings "Election of Directors," "Executive Officers," "Certain Relationships and Related-Party Transactions," "Corporate Governance-Director Independence, Agreements and Relationships," "Legal Proceedings with Directors," "Corporate Governance," "Compensation Governance," "Delinquent Section 16(a) Reports" and is incorporated herein by reference.

Item 11.   **Executive Compensation.**

The information required by this item will be set forth in the Proxy Statement under the headings "Compensation Discussion and Analysis," "Executive Compensation Tables," "Director Compensation," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report," and is incorporated herein by reference.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information required by this item will be set forth in the Proxy Statement under the headings "Compensation Governance—Stock Incentive Plans" and "Stock Ownership," and is incorporated herein by reference.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence.**

The information required by this item will be set forth in the Proxy Statement under the heading "Corporate Governance—Director Independence, Agreements and Relationships," and is incorporated herein by reference.

Item 14.   **Principal Accountant Fees and Services.**

The information required by this item will be set forth in the Proxy Statement under the heading "Appointment of Independent Registered Public Accounting Firm," and is incorporated herein by reference.

Item 15. **Exhibits and Financial Statement Schedules.**

(a) The following documents are filed as part of this Annual Report:

1. *Financial Statements.* The following documents are included in Part II, Item 8 of this Annual Report and are incorporated by reference herein:

	Page

2. *Financial Statement Schedules.* Financial statement schedules have been omitted because they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

3. *Exhibits.*

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form	File No.	Date of First Filing	Exhibit Number	
3.1	Amended and Restated Certificate of Incorporation (as amended through August 1, 2023 and currently in effect).	10-Q	001-36189	3-Aug-23	3.1	
3.2	Amended and Restated Bylaws (as amended through December 26, 2025 and currently in effect).	8-K	001-36189	30-Dec-25	3.2	
4.1	Reference is made to Exhibits 3.1 and 3.2.					
4.2	Description of Capital Stock.	10-K	001-36189	21-Feb-24	4.2	
4.3	Form of Common Stock Certificate.	S-1/A	333-191601	1-Nov-13	4.1	
4.4	Form of Warrant to Purchase Stock.	S-1	333-216531	8-Mar-17	4.3	
4.7	Indenture, dated as of March 8, 2024, by and between the Company and U.S. Bank Trust Company, National Association, as Trustee.	8-K	001-36189	11-Mar-24	4.1	
4.8	Form of Global Note, representing the Company's 1.50% Convertible Senior Notes due 2029 (included as Exhibit A to the Indenture filed as Exhibit 4.1)	8-K	001-36189	11-Mar-24	4.2	
10.1*	Tandem Diabetes Care, Inc. Amended and Restated 2013 Stock Incentive Plan.	DEF 14A	001-36189	26-Apr-18	Appendix B	
10.2*	Tandem Diabetes Care, Inc. Amended and Restated 2013 Stock Incentive Plan.	10-Q	001-36189	30-Jul-20	10.2	
10.3*	Form of Restricted Stock Unit Agreement under the Amended and Restated 2013 Stock Incentive Plan.	10-Q	001-36189	30-Jul-20	10.1	

10.4*	Form of Stock Option Agreement under the Amended and Restated 2013 Stock Incentive Plan.	S-1/A	333-191601	1-Nov-13	10.7
10.5*	Form of Stock Option Agreement under the Amended and Restated 2013 Stock Incentive Plan (Non-Employee Directors).	S-1/A	333-191601	1-Nov-13	10.8
10.6*	Tandem Diabetes Care, Inc. Amended and Restated 2013 Employee Stock Purchase Plan, as amended.	S-8	333-279642	23-May-24	99.1
10.8*	Tandem Diabetes Care, Inc. 2023 Long-Term Incentive Plan, as amended.	S-8	333-279642	23-May-24	99.2
10.9*	Form of Restricted Stock Units Agreement under the 2023 Long-Term Incentive Plan.	10-Q	001-36189	3-Aug-23	10.2
10.10*	Employee Offer Letter, dated January 29, 2013, by and between Tandem Diabetes Care, Inc. and John F. Sheridan.	S-1	333-191601	7-Oct-13	10.13
10.11*	Amended and Restated Employment Severance Agreement, dated November 4, 2013, by and between Tandem Diabetes Care, Inc. and John F. Sheridan.	S-1/A	333-191601	8-Nov-13	10.17
10.12*	Amended and Restated Employment Severance Agreement, dated November 4, 2013, by and between Tandem Diabetes Care, Inc. and Susan M. Morrison.	S-1/A	333-191601	8-Nov-13	10.19
10.13*	Amended and Restated Employment Severance Agreement dated August 2, 2017, by and between Tandem Diabetes Care, Inc. and Leigh Vosseller.	S-1	333-222553	16-Jan-18	10.25
10.14*	Form of Indemnification Agreement for Directors and Officers	S-1	333-191601	7-Oct-13	10.11
10.15	Confidential Intellectual Property Agreement, dated July 10, 2012, by and between Tandem Diabetes Care, Inc. and Smiths Medical ASD, Inc.	S-1/A	333-191601	8-Nov-13	10.20
10.16†	Development Agreement, dated June 4, 2015 by and between Tandem Diabetes Care, Inc. and DexCom, Inc.	10-Q/A	001-36189	9-Nov-18	10.5
10.18†	Commercialization Agreement, dated November 20, 2020, by and between Tandem Diabetes Care, Inc. and DexCom, Inc.	10-K	001-36189	24-Feb-21	10.25
10.19†	License Agreement, dated July 14, 2016, by and between Tandem Diabetes Care, Inc. and TypeZero Technologies, LLC (acquired by DexCom, Inc.).	10-Q	001-36189	30-Apr-20	10.1
10.20†	Commercialization Agreement, dated January 14, 2022, by and between Tandem Diabetes Care, Inc. and Unomedical A/S.	10-K	001-36189	2-Feb-22	10.35

10.21†‡	Amendment No. 1 to Distributor Agreement, dated May 10, 2024, by and between Tandem Diabetes Care, Inc. and Unomedical a/s.	10-Q	001-36189	1-Aug-24	10.5	
10.22	Office Lease dated September 15, 2021 by and between Tandem Diabetes Care, Inc. and Kilroy Realty L.P.	10-Q	001-36189	3-Nov-21	10.1	
10.23*	Employee Offer Letter, dated October 31, 2023, by and between Tandem Diabetes Care, Inc. and Mark Novara.	10-K	001-36189	21-Feb-24	10.25	
10.24*	Employee Offer Letter, dated June 10, 2024, by and between Tandem Diabetes Care, Inc. and Jean-Claude Kyrillos.	10-Q	001-36189	1-Aug-24	10.3	
10.25*	Employment Severance Agreement, dated June 21, 2024, by and between Tandem Diabetes Care, Inc. and Jean-Claude Kyrillos.	10-Q	001-36189	1-Aug-24	10.4	
10.26*	Employment Severance Agreement, dated January 6, 2020, by and between Tandem Diabetes Care, Inc. and Elizabeth Gasser.	10-K	001-36189	26-Feb-25	10.26	
10.27†	Amended and Restated Development Agreement, dated May 21, 2024, by and between Tandem Diabetes Care, Inc. and Dexcom, Inc.	10-Q	001-36189	1-Aug-24	10.1	
10.28†‡	Amendment No. 2 to Distributor Agreement, dated January 30, 2025, by and between Tandem Diabetes Care, Inc. and Unomedical a/s.	10-K	001-36189	26-Feb-25	10.28	
10.29	Tandem Diabetes Care, Inc. Non-Employee Director Compensation Policy	10-K	001-36189	26-Feb-2025	10.29	
10.30†	Amended and Restated Commercialization Agreement, dated May 21, 2024, by and between Tandem Diabetes Care, Inc. and Dexcom, Inc.	10-Q	001-36189	1-Aug-2024	10.2	
19.1	Tandem Diabetes Care, Inc. Insider Trading Policy	10-K	001-36189	26-Feb-2025	19.1	
21.1	Subsidiaries of the Registrant					X
23.1	Consent of Independent Registered Public Accounting Firm.					X
24.1	Power of Attorney (included on the signature page).					X
31.1	Certification of John F. Sheridan, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Leigh A. Vosseller, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1***	18 U.S.C. Section 1350 Certification by Chief Executive Officer of Tandem Diabetes Care, Inc.					X
32.2***	18 U.S.C. Section 1350 Certification by Chief Financial Officer of Tandem Diabetes Care, Inc.					X

97	Tandem Diabetes Care, Inc. Clawback Policy.	10-K	001-36189	21-Feb-24	97		
101.INS	Inline XBRL Instance Document.						X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.						X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.						X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.						X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.						X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.						X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).						X

†	Certain confidential portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company has determined that such omitted information is (i) not material, and (ii) is of the type of information that the Company customarily and actually treats as private or confidential.
*	Indicates management contract or compensatory plan.
***	Certification pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended; furnished herewith.
‡	Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

Item 16.   Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tandem Diabetes Care, Inc.

By: /s/ John F. Sheridan

John F. Sheridan

President, Chief Executive Officer and Director

(Principal Executive Officer)

Date: February 19, 2026

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John F. Sheridan and Leigh A. Vosseller, and each of them individually, his and her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and her and in his and her name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN F. SHERIDAN John F. Sheridan	President, Chief Executive Officer and Director (Principal Executive Officer)	February 19, 2026
/s/ LEIGH A. VOSSELLER Leigh A. Vosseller	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 19, 2026
/s/ SANDRA W. BEAVER Sandra W. Beaver	Director	February 19, 2026
/s/ MYOUNGIL CHA Myoungil Cha	Director	February 19, 2026
/s/ PEYTON R. HOWELL Peyton R. Howell	Director	February 19, 2026
/s/ JOAO PAULO FALCAO MALAGUEIRA Joao Paulo Falcao Malagueira	Director	February 19, 2026
/s/ KATHLEEN MCGRODDY-GOETZ Kathleen McGroddy-Goetz	Director	February 19, 2026
/s/ REBECCA B. ROBERTSON Rebecca B. Robertson	Chair of the Board	February 19, 2026
/s/ RAJWANT S. SODHI Rajwant S. Sodhi	Director	February 19, 2026
/s/ CHRISTOPHER J. TWOMEY Christopher J. Twomey	Director	February 19, 2026

Board of Directors

Rebecca Robertson
Chair

Peyton Howell
Director

Sandra Beaver
Director

Myoungil Cha
Director

John Sheridan
Director, President and
Chief Executive Officer

Joao Malagueira
Director

Kathleen McGroddy-Goetz, Ph.D.
Director

Rajwant Sodhi
Director

Christopher Twomey
Director

Executive Team

John Sheridan
Director, President, and
Chief Executive Officer

Thomas Fox
Executive Vice President and
Chief Human Resources Officer

Elizabeth Gasser
Executive Vice President and
Chief Strategy and Product Officer

Shannon Hansen
Executive Vice President, Chief Legal, Privacy
& Compliance Officer, and Secretary

Jean-Claude "JC" Kyrillos
Executive Vice President and
Chief Operating Officer

Rick Carpenter
Executive Vice President and
Chief Technology Officer

Susan Morrison
Executive Vice President and
Chief Administrative Officer

Mark Novara
Executive Vice President and
Chief Commercial Officer

Jordan Pinsker, MD
Chief Medical Officer

Leigh Vosseller
Executive Vice President, Chief Financial
Officer, and Treasurer

